UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

SUNPOWER CORPORATION

(Name of Subject Company)

SUNPOWER CORPORATION

(Name of Person Filing Statement)

Class A Common Stock, $0.001 par value

Class B Common Stock, $0.001 par value

(Title of Class of Securities)

867652109

867652307

(CUSIP Number of Class of Securities)

Thomas H. Werner

Chief Executive Officer and President

77 Rio Robles

San Jose, California 95134

(408) 240-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Bruce R. Ledesma Executive Vice President, General Counsel and Corporate Secretary 77 Rio Robles San Jose, California 95134 (408) 240-5500	R. Todd Johnson Stephen E. Gillette Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939	Jonn R. Beeson Jones Day 3161 Michelson Drive, Suite 800 Irvine, California 92612 (949) 851-3939

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

(a) Name and Address.

The name of the subject company is SunPower Corporation, a Delaware corporation (“SunPower”). The address of the SunPower’s principal executive office is 77 Rio Robles, San Jose, California 95134. The Company’s telephone number is (408) 240-5500.

(b) Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to Class A Common Stock, par value $0.001 per share (“Class A Shares”), and Class B Common Stock, par value $0.001 per share (“Class B Shares”), of SunPower (collectively, the “Shares”). As of April 27, 2011, there were 56,907,338 Class A Shares issued and outstanding, and 42,033,287 Class B Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address.

SunPower is the person filing this Statement and is the subject company. SunPower’s name, address and telephone number are set forth in Item 1 “Subject Company Information” above, which information is incorporated by reference herein. SunPower’s website is www.sunpowercorp.com. The information on SunPower’s website should not be considered a part of this Statement.

(b) Tender Offer.

This Statement relates to the tender offer disclosed in the Schedule TO, dated May 3, 2011 (the “Schedule TO”), filed by Total S.A., a société anonyme organized under the laws of the Republic of France (“Total”) and its indirect wholly owned subsidiary, Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”), to purchase up to 34,144,400 Class A Shares and up to 25,220,000 Class B Shares (or such greater number of Class A Shares and Class B Shares as Purchaser may elect to purchase as expressly permitted by the Tender Offer Agreement) at a purchase price of $23.25 per Share for each class, net to the seller thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2011 (as amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) (which collectively constitute the “Offer”).

According to the Schedule TO, the address of Total’s principal executive office is 2 place Jean Millier, La Défense 6, 92400 Courbevoie, France, and its telephone number is +33-1-47-44-45-46.

The Offer is being made pursuant to the Tender Offer Agreement, dated as of April 28, 2011 (the “Tender Offer Agreement”) by and between Purchaser and SunPower. In connection with the Tender Offer Agreement, Total entered into a guaranty to secure the payment and performance obligations of Purchaser under the Tender Offer Agreement upon the terms and subject to the conditions set forth in such guaranty (the “Tender Offer Agreement Guaranty”). Copies of the Tender Offer Agreement and Tender Offer Agreement Guaranty are filed as Exhibits (e)(1) and (e)(6) to this Statement, respectively, and are incorporated herein by reference.

In connection with the Tender Offer Agreement, SunPower and Purchaser entered into an Affiliation Agreement, dated as of April 28, 2011 (the “Affiliation Agreement”), which will become effective if Purchaser purchases Shares pursuant to the terms and conditions of the Offer. Under the terms of the Affiliation Agreement, Purchaser and SunPower agreed to various arrangements concerning, among other things, Purchaser’s rights to maintain its percentage ownership of SunPower, limits on Purchaser’s ownership of the

Shares above specified limits and the governance of SunPower. Additionally, Total entered into a guaranty to secure the payment and performance obligations of Purchaser and each subsidiary of Purchaser under the Affiliation Agreement (the “Affiliation Agreement Guaranty”). Copies of the Affiliation Agreement and Affiliation Agreement Guaranty are filed as Exhibits (e)(3) and (e)(7) to this Statement, respectively, and are incorporated herein by reference.

In connection with the Tender Offer Agreement, SunPower and Total entered into a Credit Support Agreement, dated as of April 28, 2011 (the “Credit Support Agreement”), which will become effective if Purchaser purchases Shares pursuant to the terms and conditions of the Offer. Under the terms of the Credit Support Agreement, Total has agreed to guarantee certain letter of credit facilities of SunPower and to offer to assist SunPower in obtaining additional credit. A copy of the Credit Support Agreement is filed as Exhibit (e)(2) to this Statement and is incorporated herein by reference.

In connection with the Tender Offer Agreement, SunPower and Purchaser also entered into a Research and Collaboration Agreement, dated as of April 28, 2011 (the “R&C Agreement”), which will become effective if Purchaser purchases Shares pursuant to the terms and conditions of the Offer. The Research and Collaboration Agreement establishes a framework for research and development collaboration between Purchaser and SunPower following the consummation of the Offer. A copy of the Research and Collaboration Agreement is filed as Exhibit (e)(5) to this Statement and is incorporated herein by reference.

In connection with the Tender Offer Agreement, SunPower and Purchaser also entered into the non-binding Tenesol Term Sheet, dated as of April 28, 2011 (the “Tenesol Term Sheet”). The Tenesol Term Sheet provides for SunPower to acquire Tenesol S.A. from Total.

In connection with the Tender Offer Agreement, SunPower and Purchaser also entered into a Registration Rights Agreement, dated as of April 28, 2011 (the “Registration Rights Agreement”), which will become effective if Purchaser purchases Shares pursuant to the terms and conditions of the Offer. The Registration Rights Agreement provides customary registration rights related to Purchaser’s ownership of Shares. A copy of the Registration Rights Agreement is filed as Exhibit (e)(4) to this Statement and is incorporated herein by reference.

The Tender Offer Agreement Guaranty, the Affiliation Agreement, the Affiliation Agreement Guaranty, the Credit Support Agreement, the Research and Collaboration Agreement, the Tenesol Term Sheet and the Registration Rights Agreement are, collectively, the “Related Documents”.

SunPower does not take any responsibility for the accuracy or completeness of any information described herein and also set forth in the Schedule TO concerning Purchaser, Total, their affiliates, officers or directors or any failure by Purchaser or Total to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as described below or in the Information Statement of the Company attached to this Schedule 14D-9 as Annex A, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between SunPower or its affiliates and: (1) its executive officers, directors or affiliates, or (2) Purchaser, Total, or their respective executive officers, directors or affiliates. The Information Statement is being furnished to SunPower stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act in connection with Purchaser’s rights pursuant to the Affiliation Agreement to designate persons to the SunPower Board (the “SunPower Board”) after acquiring Shares pursuant to the Offer.

(a) Arrangements between SunPower, Purchaser and Total.

In connection with the transactions contemplated by the Offer, (i) SunPower and Purchaser entered into the Tender Offer Agreement, (ii) SunPower and Total entered into the Tender Offer Agreement Guaranty, (iii) SunPower and Total entered into the Credit Support Agreement, (iv) SunPower and Purchaser entered into the Affiliation Agreement, (v) SunPower and Total entered into the Affiliation Agreement Guaranty, (vi) SunPower and Purchaser entered into the R&C Agreement, (vii) SunPower and Purchaser entered into a non-binding Tenesol Term Sheet, (viii) SunPower and Purchaser entered into the Registration Rights Agreement, (ix) SunPower entered into a Rights Agreement Amendment, and (x) SunPower and Total Gas & Power Ventures SAS entered into the Confidentiality Agreement, as amended and restated, dated November 4, 2010 (the “Confidentiality Agreement”). Stockholders are encouraged to read the Tender Offer Agreement, the Related Documents and the Confidentiality Agreement in their entirety.

The Tender Offer Agreement.

The Tender Offer Agreement may be examined and copies may be obtained in the manner set forth in The Offer to Purchase—Section 8—“Certain Information Concerning SunPower.”

The Offer. The Tender Offer Agreement provides that the Offer will be conducted subject to the conditions described in The Offer to Purchase—Section 1—“Terms of the Offer” and the Offer to Purchase—Section 15—“Conditions of the Offer.”

Recommendation. Under the terms of the Tender Offer Agreement, the SunPower Board is obligated to recommend that SunPower stockholders accept the Offer and tender their Shares pursuant to the Offer (the “Company Board Recommendation”). For a description of the circumstances in which the SunPower Board of directors may change its recommendation, see “Change in Recommendation” below.

No Solicitation. Subject to certain exceptions, SunPower and its subsidiaries will not, and will not allow each of their respective representatives to, continue any previously existing activities, discussions or negotiations with any persons with respect to any Acquisition Proposal or Acquisition Transaction (as each such term is defined below). Subject to certain exceptions, from the execution and delivery of the Tender Offer Agreement until the earlier to occur of the termination of the Tender Offer Agreement in accordance with its terms or the closing of the Offer, SunPower will not, SunPower will cause its subsidiaries not to, and SunPower will not authorize or permit any of its, any of its subsidiaries or any of their respective representatives to, directly or indirectly:

•

solicit, initiate, knowingly encourage, knowingly induce or knowingly facilitate any inquiry with respect to, or the making, submission or announcement of, an Acquisition Proposal or an Acquisition Transaction;

•

furnish to any person (other than Purchaser, its affiliates or any of its or their designees) any non-public information relating to SunPower or any of its subsidiaries, or afford access to the business, properties, assets, books or records of SunPower or any of its subsidiaries to any person (other than Purchaser, its affiliates or any of its or their designees), or take any other action, in each case in a manner that is intended or would be reasonably expected to assist or facilitate the making of any Acquisition Proposal or an Acquisition Transaction;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal or an Acquisition Transaction;

•	approve, endorse or recommend, or propose to approve, endorse or recommend, an Acquisition Proposal or an Acquisition Transaction;

•

enter into any merger agreement, letter of intent, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement contemplating or otherwise relating to, or that is intended to, or would reasonably be expected to, lead to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement, as defined below);

•

terminate, amend or waive any rights under (or fail to enforce by seeking an injunction or by seeking to specifically enforce the terms of) any “standstill” or other similar agreement between SunPower or any of its subsidiaries and any other person, unless such person enters into an Acceptable Confidentiality Agreement (which would supersede any existing “standstill” or other similar agreement) in accordance with the terms of the Tender Offer Agreement;

•

take any other action to exempt any person, other than Purchaser, from Section 203 of the Delaware General Corporation Law (“DGCL”) or any other applicable anti-takeover laws (except as contemplated by the Affiliation Agreement (as defined below)); or

•	agree or propose to do any of the foregoing.

Notwithstanding the foregoing terms or any other provision of the Tender Offer Agreement, at any time prior to the closing of the Offer, the SunPower Board may (x) engage or participate in discussions or negotiations with any person that has, after the date of the Tender Offer Agreement, made (and not withdrawn) a bona fide written Acquisition Proposal that was not received as a result of any material breach or violation of the foregoing terms and that the SunPower Board reasonably determined in good faith (after consultation with its financial advisor and its outside legal counsel) that such Acquisition Proposal either constitutes or is reasonably likely to lead to a Superior Proposal, and/or (y) make available or furnish any non-public information relating to SunPower or any of its subsidiaries to any person that has made (and not withdrawn) an Acquisition Proposal contemplated by the foregoing subclause (x) pursuant to a confidentiality and “standstill” agreement with such person, the terms of which are no less favorable to SunPower than those contained in the confidentiality agreement between it and Purchaser (provided, however, that such “standstill” provision may permit such person to make a non-public Acquisition Proposal to the SunPower Board providing for a negotiated Acquisition Transaction (an “Acceptable Confidentiality Agreement”)); provided, however, that in the case of any action taken pursuant to the preceding clauses (x) or (y): SunPower will have given Purchaser at least 36 hours prior written notice of (A) its intent to take the foregoing action, (B) the identity of the person(s) making such Acquisition Proposal, and (C) all of the material terms and conditions of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case SunPower will give Purchaser a copy thereof together with the commitment letters and other material documents constituting or relating to such Acquisition Proposal); and prior to or contemporaneously with furnishing any non-public information to such person, SunPower will have furnished or made available such non-public information to Purchaser (to the extent such information has not been previously furnished or made available to Purchaser). Any action taken by a representative SunPower or any of its subsidiaries that would be a breach of the foregoing restrictions if it had been taken by SunPower will be deemed a breach of such restrictions by SunPower for purposes of the Tender Offer Agreement.

In addition, SunPower will promptly, and in all cases within 24 hours, advise Purchaser in writing of the receipt by it, any of its subsidiaries or any of their respective representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal. In connection with such notice, SunPower will provide Purchaser with the material terms and conditions of such Acquisition Proposal, request or inquiry (and all material agreements, commitment letters and other material documents constituting or relating to such Acquisition Proposal), and the identity of the person or group making any such Acquisition Proposal, request or inquiry. At all times from the receipt of the foregoing, SunPower will keep Purchaser reasonably informed of the status and material terms and conditions (including all amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry.

The Tender Offer Agreement defines “Acquisition Proposal,” as any inquiry, indication of interest, offer or proposal relating to an Acquisition Transaction from any person other than Purchaser or any of its affiliates.

The Tender Offer Agreement defines “Acquisition Transaction” as a transaction or series of related transactions (other than a transaction with Purchaser or any of its Affiliates) involving:

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any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act) from SunPower of 15% or more of the total outstanding equity interests in or voting securities of SunPower, or any tender offer or exchange offer that, if consummated, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding equity interests in or voting securities of SunPower;

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any direct or indirect purchase or other acquisition of 50% or more of any class of equity or other voting securities of one or more direct or indirect subsidiaries of SunPower, the business(es) of which, individually or in the aggregate, generate 15% or more of the consolidated revenues of SunPower and its subsidiaries, taken as a whole (for the 12-month period ending on the last day of SunPower’s most recently completed fiscal year), or the assets of which, individually or in the aggregate, constitute 15% or more (measured by the fair market value thereof as of the date of such transaction) of the consolidated assets of SunPower and its subsidiaries, taken as a whole, in each case excluding any purchase or other acquisition of any class of equity or other voting securities of any directly or indirectly owned special purpose vehicle established to facilitate solar system sales in the ordinary course of SunPower’s utility and power plant or large commercial business lines (each a “Solar SPE”) in the ordinary course of business;

•

any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving (A) SunPower pursuant to which its stockholders (as a group) immediately preceding such transaction hold less than 85% of the equity interests in or voting securities of the surviving or resulting entity of such transaction, or (B) one or more of the subsidiaries of SunPower, the business(es) of which, individually or in the aggregate, generate 15% or more of the consolidated revenues (for the 12-month period ending on the last day of SunPower’s most recently completed fiscal year) of SunPower and its subsidiaries, taken as a whole, or the assets of which, individually or in the aggregate, constitute 15% or more (measured by the fair market value thereof as of the date of such transaction) of the consolidated assets of SunPower and its subsidiaries, taken as a whole, pursuant to which the stockholders of each such subsidiary (as a group) immediately preceding such transaction hold less than 50% of the equity interests in or voting securities of the surviving or resulting entity of each such transaction; but in each case excluding any merger, consolidation, business combination, liquidation, dissolution, recapitalization, reorganization or other similar transaction involving any Solar SPE in the ordinary course of business;

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any direct or indirect sale, transfer or disposition (other than in the ordinary course of business) of (A) assets of SunPower which, individually or in the aggregate, constitute 15% or more (measured by the fair market value thereof as of the date of such transaction) of the consolidated assets of SunPower and its subsidiaries, taken as a whole, or (B)(x) all or substantially all of the assets of one or more Subsidiaries, the business(es) of which, individually or in the aggregate, generate 15% or more of the consolidated revenues of SunPower and its subsidiaries, taken as a whole (for the 12-month period ending on the last day of SunPower’s most recently completed fiscal year), or (y) assets of one or more of the subsidiaries of SunPower, which assets, individually or in the aggregate, constitute 15% or more (measured by the fair market value thereof as of the date of such transaction) of the consolidated assets of SunPower and its subsidiaries, taken as a whole; but excluding in each case any direct or indirect sale, transfer or disposition of (x) assets of any Solar SPE in the ordinary course of business or (y) securities held by SunPower or any of its subsidiaries of any person, which securities are listed on any national or internationally recognized securities exchange; or

•	any combination of the foregoing transactions that results in one of the effects referenced in the bullet above.

The Tender Offer Agreement defines “Superior Proposal” as any unsolicited, bona fide written offer or proposal (that has not been withdrawn) for an Acquisition Transaction on terms that the SunPower Board has determined in good faith (after consultation with its financial advisor and outside legal counsel and taking into consideration, in addition to any other factors determined by it in good faith to be relevant, (A) all financial considerations relevant thereto, including conditions in the financial and credit markets, (B) the identity of the person(s) making such offer or proposal and the parties providing any of the financing for the transaction contemplated thereby, and the prior history of such person(s) and sources of financing in connection with the consummation or failure to consummate similar transactions, (C) the anticipated timing, conditions and prospects for completion of the transaction contemplated by such offer or proposal, and (D) the other terms and conditions of such offer or proposal and the implications thereof on SunPower, including relevant legal, regulatory and other aspects of such offer or proposal deemed relevant by the board of directors of SunPower would be more favorable to SunPower’s stockholders than Purchaser’s offer for their Shares (or any proposal delivered by Purchaser in accordance with the terms of the Tender Offer Agreement); provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references in the definition of “Acquisition Transaction” to “15% or more” will be deemed to be references to “at least a majority,” and the reference in the definition of “Acquisition Transaction” to “85%” will be deemed to be a reference to “50%.”

Change in Recommendation. SunPower has agreed that neither the SunPower Board nor any committee thereof will (i) fail to make the Company Board Recommendation to the holders of the Shares, (ii) withhold, withdraw, amend or modify in a manner adverse to Purchaser, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Purchaser, the Company Board Recommendation, (iii) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal, (iv) in the case of a publicly announced or publicly disclosed Acquisition Proposal that is not a tender or exchange offer, fail to reaffirm the Company Board Recommendation within ten business days after a written request by Purchaser that SunPower do so, it being understood that any publicly announced or publicly disclosed material amendment or modification to any such Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this clause (iv) (and, if applicable, Purchaser will specify in its written request whether or not such request is in respect of a material amendment or modification to any such Acquisition Proposal); provided, that, SunPower shall not be obligated to reaffirm the Company Board Recommendation on more than one occasion in response to an Acquisition Proposal and any such failure to reaffirm on more than one occasion in response to any such Acquisition Proposal will not constitute a Company Board Recommendation Change, (v) in the case of an Acquisition Proposal that is a tender or exchange offer, fail to have filed within ten business days after the public announcement of the commencement of such Acquisition Proposal a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act recommending that the SunPower stockholders reject such Acquisition Proposal and not tender any Shares into such tender or exchange offer, or (vi) publicly resolve, agree or propose to take any such actions (each such foregoing action or failure to act in clauses (i) through (vi) being referred to herein as a “Company Board Recommendation Change”); provided, however, that nothing in the Tender Offer Agreement will prohibit the SunPower Board from disclosing to the stockholders of SunPower a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of any applicable Acquisition Proposal or an express reaffirmation of its recommendation to its stockholders in favor of the Offer will be deemed to be a Company Board Recommendation Change.

However, if, at any time prior to the closing of the Offer, the SunPower Board receives a Superior Proposal or a material event, fact, circumstance or development, unknown to the SunPower Board as of the date of the Tender Offer Agreement, which becomes known prior to the closing of the Offer (other than, and not relating in any way to, an Acquisition Proposal) (an “Intervening Event”) occurs, the SunPower Board may effect a Company Board Recommendation Change provided, that: (i) the SunPower Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that failure to effect a Company Board Recommendation Change would be inconsistent with its fiduciary duties to stockholders under Delaware law;

(ii) SunPower has notified Purchaser in writing that it intends to effect a Company Board Recommendation Change, which will include (A) with respect to a Superior Proposal, a copy of the final form of all agreements, commitment letters and other material documents constituting or relating to such Superior Proposal or (B) in response to an Intervening Event, a description of the material facts and circumstances relating to such Intervening Event (in each case, a “Recommendation Change Notice”); provided, that, notwithstanding anything to the contrary set forth in the Tender Offer Agreement, such Recommendation Change Notice will in no event constitute a Company Board Recommendation Change; (iii) upon Purchaser’s request, SunPower will have made its representatives reasonably available to discuss and negotiate in good faith with Purchaser’s representatives any proposed modifications to the terms and conditions of the Tender Offer Agreement during the Matching Period (as defined below under “Termination of the Tender Offer Agreement”); and (iv) if Purchaser has delivered to SunPower a written proposal to alter the terms or conditions of the Tender Offer Agreement during such Matching Period that is capable of being accepted by the SunPower and, upon such acceptance would be legally binding on Purchaser, the SunPower Board has determined in good faith (after consultation with its financial advisor and outside legal counsel), after considering the terms of such proposal by Purchaser, that failure to effect a Company Board Recommendation Change would continue to be inconsistent with its fiduciary duties to SunPower’s stockholders under Delaware law. Any material amendment or modification to any Superior Proposal will be deemed to be a new Superior Proposal for purposes of the foregoing paragraph (and require a new Matching Period, except that all references to “five business days” in the definition of “Matching Period” will be references to “three business days”). SunPower will keep confidential any proposals made by Purchaser to revise the terms of the Tender Offer Agreement, other than in the event of any amendment to the Tender Offer Agreement and to the extent required to be disclosed in any reports of SunPower filed with the Securities and Exchange Commission.

Termination of the Tender Offer Agreement. The Tender Offer Agreement provides that it may be terminated and the Offer may be abandoned at any time prior to the closing of the Offer:

•	by mutual written agreement of Purchaser and SunPower;

•

by either Purchaser or SunPower, if the closing of the Offer has not occurred prior to (i) 11:59 p.m. (California time) on December 31, 2011 (the “Termination Date; provided, however, that the right to terminate the Tender Offer Agreement on this basis will not be available to any party whose action or failure to fulfill any obligation under the Tender Offer Agreement has been a principal cause of or resulted in any of the conditions to the Offer described in The Offer to Purchase—Section 15—“Conditions of the Offer” to fail to be satisfied and such action or failure to act constitutes a material breach of the Tender Offer Agreement;

•

by Purchaser or SunPower, in the event that the Offer has expired in accordance with its terms and has not been extended and is not required to be extended pursuant to the provisions of the Tender Offer Agreement, without the closing of the Offer having occurred;

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by Purchaser or SunPower, in the event that any governmental authority of competent jurisdiction has (i) enacted, issued or promulgated any law that is in effect and has the effect of making the consummation the Offer illegal, or (ii) issued or granted any order that is in effect and has the effect of making the Offer illegal, and such order has become final and non-appealable;

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by SunPower, in the event that (i) SunPower is not then in material breach of its covenants, agreements and other obligations under the Tender Offer Agreement, and (ii) Purchaser has breached or otherwise violated any of its material covenants, agreements or other obligations under the Tender Offer Agreement in any material respect, or any of the representations and warranties of Purchaser set forth in the Tender Offer Agreement has become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of, or give Purchaser the right not to consummate, the Offer, and have not been cured prior to the later of (A) any then scheduled expiration of the Offer or (B) 30 days after the giving of written notice by SunPower to Purchaser of such breach, violation or inaccuracy;

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by Purchaser, in the event that (i) Purchaser is not then in material breach of its covenants, agreements and other obligations under the Tender Offer Agreement, and (ii) SunPower has breached or otherwise violated any of its material covenants, agreements or other obligations under the Tender Offer Agreement, or any of the representations and warranties of SunPower set forth in the Tender Offer Agreement has become inaccurate, in either case such that the events described in the fifth, sixth or eighth bullets under The Offer to Purchase—Section 15—“Conditions of the Offer” below has occurred, and have not been cured, prior to the later of (A) any then scheduled expiration of the Offer or (B) 30 days after the giving of written notice by Purchaser to SunPower of such breach, violation or inaccuracy;

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by SunPower, in the event that (i) SunPower has received a Superior Proposal (defined below); (ii) the SunPower Board has determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would be inconsistent with its fiduciary duties to SunPower stockholders under Delaware law; (iii) SunPower has notified Purchaser in writing of the Superior Proposal, which notice will include a copy of the material terms and conditions of such Superior Proposal (and the final form of all agreements, commitment letters and other material documents constituting or relating to such Superior Proposal) (a “Superior Proposal Notice”); provided, that, notwithstanding anything to the contrary in the Tender Offer Agreement, such notice will not constitute a Company Board Recommendation Change; (iv) if requested by Purchaser, SunPower has made its representatives reasonably available to discuss and negotiate in good faith with Purchaser’s representatives any proposed modifications to the terms and conditions of the Tender Offer Agreement during the period beginning at 9:00 a.m. Pacific time on the day immediately following delivery by SunPower to Purchaser of such Superior Proposal Notice and ending at 9:00 a.m. Pacific time on the fifth business day thereafter (the “Matching Period”); (v) if Purchaser has delivered to SunPower during the Matching Period a written proposal that if accepted by SunPower would be binding on Purchaser to alter the terms and conditions of the Tender Offer Agreement, and the SunPower Board has determined in good faith (after consultation with its financial advisors and outside legal counsel), after considering the terms of such proposal by Purchaser, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal; and (vi) concurrently with the termination of the Tender Offer Agreement, SunPower pays Purchaser a termination fee (the “Termination Fee”) equal to the sum of (i) $42,500,000 plus (ii) certain out-of-pocket fees and expenses of Purchaser or its affiliates associated with the Offer (the “Purchaser Expenses”), up to a maximum of $2,500,000 (unless Purchaser agrees in writing to reject payment of such Termination Fee); provided, that any material amendment or modification to any Superior Proposal will be deemed to be a new Superior Proposal for purposes of the foregoing (and require a new Matching Period, measured as set forth above, except that all references to five business days will be references to three business days); or

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by Purchaser, in the event that (i) the SunPower Board or any committee thereof has effected a Company Board Recommendation Change (whether or not in compliance with the terms of the Tender Offer Agreement) or (ii) SunPower has violated or breached any of its obligations and agreements described above under “No Solicitation” in any material respect.

Fees and Expenses; Termination Fee. Except as detailed below, the Tender Offer Agreement provides that all fees and expenses incurred in connection with the Offer and transactions contemplated by the Tender Offer Agreement will be paid by the parties incurring such fees and expenses.

SunPower will pay Purchaser the Termination Fee (unless Purchaser agrees in writing to reject payment of such Termination Fee) in the event that (A) the Tender Offer Agreement is terminated pursuant to any of the provisions described in the second, third or sixth bullet points under “Termination of the Tender Offer Agreement” above (provided, that the breach giving rise to such termination pursuant to the provision described in the sixth bullet point under “Termination of the Tender Offer Agreement” above must have occurred following the public announcement or public disclosure of the Acquisition Proposal referenced in clause (B) below) and at the time of such termination the Minimum Condition had not been satisfied, (B) following the execution and delivery of the Tender Offer Agreement and prior to termination, an Acquisition Proposal has been publicly announced or become publicly disclosed, and (C) within 365 days following termination, SunPower (x) consummates a Competing Acquisition Transaction (as defined below) or (y) enters into a definitive agreement providing for a Competing Acquisition Transaction that is subsequently consummated (whether or not such Competing Acquisition Transaction is with respect to the Acquisition Proposal referenced in the preceding clause (B)). For purposes of the foregoing, a “Competing Acquisition Transaction” means an “Acquisition Transaction” except that all references to “15% or more” will be deemed to be references to “at least a majority,” and the reference therein to “85%” will be deemed to be a reference to “50%.”

SunPower will also pay Purchaser the Termination Fee (unless Purchaser agrees in writing to reject payment of such Termination Fee) if it terminates the Tender Offer Agreement pursuant to any of the provisions described in the seventh or eighth bullet points under “Termination of the Tender Offer Agreement” above.

In addition, SunPower will pay Purchaser the Purchaser Expenses up to a maximum of $2,500,000 if the Tender Offer Agreement is terminated pursuant to the provisions described in the third bullet point under “Termination of the Tender Offer Agreement” above and at the expiration of the Offer the Minimum Condition is not satisfied (provided, that, such Purchaser Expenses will be credited against any Termination Fee that may become payable pursuant to the foregoing).

Reasonable Best Efforts to Complete. Each of Purchaser and SunPower will use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing, all things reasonably necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Tender Offer Agreement, including by:

•	using its reasonable best efforts to cause the conditions to the Offer described in The Offer to Purchase— Section 15—“Conditions Of The Offer” to be satisfied or fulfilled;

•	using its reasonable best efforts to make any necessary filings with respect to the Offer under the Exchange Act;

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using its reasonable best efforts to obtain all necessary or appropriate consents, waivers and approvals, and to provide all necessary notices, under SunPower’s material contracts so as to maintain and preserve the benefits under such contracts following the consummation of the transactions;

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making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby, and obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from governmental authorities (including any necessary antitrust approvals) in connection with the Tender Offer Agreement and the consummation of the transactions contemplated thereby; and

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assisting the other parties in (A) making all necessary registrations, declarations and filings with governmental authorities in connection with the Tender Offer Agreement and the consummation of the transactions contemplated hereby, including by providing such information regarding itself, its affiliates and their respective operations as may be requested in connection with a filing by it or any of its subsidiaries and (B) obtaining all necessary actions or non-actions, waivers, clearances, consents, approvals, orders and authorizations from Governmental Authorities (including any necessary antitrust approvals) in connection with this Agreement and the consummation of the transactions contemplated hereby.

Notwithstanding the foregoing, nothing set forth above or elsewhere in the Tender Offer Agreement will be deemed to require Purchaser or SunPower or any subsidiary thereof to agree to any divesture by itself or any of its affiliates of shares of capital stock or of any business, assets or property, or the imposition of any limitation on the ability of any of them to conduct their business or to own or exercise control of such assets, properties and stock.

Takeover Laws. In the event that any state anti-takeover or other similar statute or regulation is or becomes applicable to the Tender Offer Agreement or any of the transactions contemplated by the Tender Offer Agreement, SunPower, at the direction of the SunPower Board, and Purchaser, at the direction of Purchaser’s board of directors, each will use its reasonable best efforts to provide that the transactions contemplated by the Tender Offer Agreement may be consummated as promptly as practicable on the terms and subject to the provisions set forth in the Tender Offer Agreement, and otherwise to minimize the effect of such statute or regulation on the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement.

Amendment. Subject to applicable laws and subject to the other provisions of the Tender Offer Agreement, the Tender Offer Agreement may be amended by the parties at any time by execution of an instrument in writing signed on behalf of each of Purchaser and SunPower; provided, however, that after the closing of the Offer, no amendment may be made that decreases the price per share to be paid by the Purchaser pursuant to the Offer.

Reclassification. Subject to SunPower’s receipt of a tax opinion of Jones Day, Skadden, Arps, Slate, Meagher & Flom LLP or other outside counsel to SunPower reasonably satisfactory to Purchaser regarding the effect of implementing the Reclassification Proposal (as defined below), which tax opinion is reasonably satisfactory to Purchaser and, to the extent so required pursuant to any written agreement entered into between SunPower and Cypress Semiconductor Corporation (“Cypress”), reasonably satisfactory to Cypress, SunPower will establish a record date for, call, give notice of, convene and hold a meeting of SunPower stockholders as promptly as practicable following the acceptance for payment of Shares in the Offer, but in no event later than the six month anniversary of the acceptance for payment of Shares in the Offer, for the purpose of voting upon a proposal to amend SunPower’s Certificate of Incorporation to reclassify all outstanding shares of SunPower’s Class A Shares and Class B Shares into a single class of common stock named “Common Stock” which has the same voting powers, preferences, rights and qualifications, limitations and restrictions as the Class A Shares as of the date of the Tender Offer Agreement (the “Reclassification Proposal”). Purchaser will vote all Shares acquired in the Offer (or otherwise owned by it or any of its respective wholly owned subsidiaries as of the applicable record date) in favor of (x) the Reclassification Proposal in accordance with the DGCL, and (y) an increase in the number of shares available for issuance under SunPower’s equity incentive plans by 2,500,000, in each case at such SunPower stockholder meeting or otherwise.

Certain Forbearances. Except as disclosed to Purchaser in connection with the disclosures made against the representations and warranties of the Tender Offer Agreement or consented to in writing by Purchaser, from the entering into until the termination of the Tender Offer Agreement and the acceptance for payment, and payment for, all Shares that are validly tendered and not properly withdrawn pursuant to the Offer, SunPower will not, and will not permit any of its subsidiaries to, take any of the following actions:

•	any amendment to SunPower’s bylaws or certificate of incorporation, except as expressly contemplated by the Affiliation Agreement (as defined below);

•	any amendment or redemption of the Rights Agreement, except as expressly contemplated by the Affiliation Agreement;

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certain actions described in Section 4.3 of the Affiliation Agreement, except (i) in the case of paragraph (d) of that section, for any sale, lease, license, transfer or other disposition of Solar SPEs in the ordinary course of business, and (ii) in the case of paragraph (f) of that section, in connection with refinancing or replacing any of SunPower’s 1.25% convertible debentures, the issuance of a new convertible debenture issued on or after July 1, 2011 on no less favorable terms than SunPower’s 1.25% convertible debentures being refinanced or replaced with respect to ranking (senior/senior sub/subordinated), financial covenants, operational covenants, and events of default, and whether issued prior to or after the replacement of such 1.25% convertible debentures; provided, however, that SunPower will have provided Purchaser with written notice of such issuance at least five business days prior to such issuance (which notice shall contain a reasonably detailed summary of the material terms and conditions of such new convertible debentures) and shall have consulted with Purchaser during such five business day period;

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any issuance, sale, pledge, disposition, granting or encumbrance of any shares of any class of capital stock of SunPower, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including any phantom interest and including any SunPower stock awards or voting securities), of SunPower, except for (i) the grant of stock awards or voting securities under SunPower’s equity incentive plans in the ordinary course of business consistent with past practice, (ii) the issuance of shares of SunPower’s common stock upon the exercise of SunPower options or the vesting or settlement of SunPower’s restricted stock or restricted stock unit awards outstanding on the date of the Tender Offer Agreement or granted in accordance with the foregoing, and (iii) upon the conversion or exercise of convertible debentures outstanding on the date of the Tender Offer Agreement;

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any declaration, setting aside, making or payment of any dividend or other distribution (payable in cash, stock, property or otherwise) with respect to, or any reclassification, combination, split or subdivision of, any shares of any class of capital stock of SunPower;

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any redemption, purchase or other acquisition, directly or indirectly, of any shares of any class of capital stock of SunPower, except for (i) tax withholdings and exercise price settlements upon exercise of options or with respect to restricted stock restricted stock unit awards, in each case in the ordinary course of business and in compliance with applicable law and (ii) purchases of shares of SunPower common stock or convertible debentures from the holders thereof in one or more privately negotiated transactions which are not effected in the open market and would not constitute a tender offer in accordance with applicable laws; or

•	any announcement of an intention to enter into, or entry into, any formal or informal contract or any commitment to do any of the foregoing.

Representations and Warranties. In the Tender Offer Agreement, SunPower has made customary representations and warranties to Purchaser (subject to certain conditions), including, but not limited to, representations relating to: the organization and good standing of SunPower; the authorization, execution, delivery and performance of the Tender Offer Agreement and the agreements and transactions contemplated by the Tender Offer Agreement; no violations of law, conflicts with or consents required in connection with the Tender Offer Agreement and the agreements and transactions contemplated thereby; SunPower’s capitalization; the due organization, valid existence and good standing of SunPower’s subsidiaries; ownership of SunPower’s subsidiaries; the filing of all requisite reports, forms and documents with the SEC; SunPower’s public information and financial statements; the absence of undisclosed liabilities; absence of certain changes or events; compliance with laws and orders; permits and compliance; litigation and legal proceedings; the validity of SunPower’s material contracts; tax matters; employee plans; labor matters; property and assets; environmental matters; intellectual property; and Schedule TO and Schedule 14D-9.

In the Tender Offer Agreement, Purchaser has made customary representations and warranties to SunPower (subject to certain exceptions), including, but not limited to, representations relating to: organization, existence and good standing of Purchaser; authorization, execution, delivery and performance of the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement; governmental authority and consents required for the Tender Offer Agreement; litigation and legal proceedings; ownership of capital stock; brokers and finders; sufficiency of financing; and Schedule TO and Schedule 14D-9.

The representations and warranties contained in the Tender Offer Agreement are subject to certain limitations agreed upon by Purchaser and SunPower in the Tender Offer Agreement, in some cases subject to a standard of materiality provided for in the Tender Offer Agreement, and are qualified by information in confidential disclosure schedules that were provided by SunPower in connection with the signing of the Tender Offer Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Tender Offer Agreement. Moreover, the representations and warranties in the Tender Offer Agreement were negotiated with the principal purpose of allocating risk among Purchaser and SunPower, and establishing the circumstances under which Purchaser would have the right not to consummate the Offer under which a party may have the right to terminate the Tender Offer Agreement, rather than establishing matters of fact.

Third Party Beneficiaries. Except, from and after the closing of the Offer, for the rights of holders of shares validly tendered and not properly withdrawn pursuant to the Offer and accepted for exchange by Purchaser pursuant to the Offer to receive the Offer Price pursuant to the Offer, the Tender Offer Agreement is not intended to, and will not, confer upon any other person any rights or remedies.

Specific Performance. Subject to certain terms and conditions, Purchaser and SunPower have agreed that, in addition to any other remedy to which they are entitled at law or in equity, in the event of any breach or threatened breach by SunPower, on the one hand, or Purchaser, on the other hand, of any of their respective covenants or obligations set forth in the Tender Offer Agreement, SunPower, on the one hand, and Purchaser, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of the Tender Offer Agreement or to enforce compliance with, the covenants and obligations of the other under the Tender Offer Agreement.

The Tender Offer Agreement Guaranty.

Total has entered into the Tender Offer Agreement Guaranty in connection with the Offer pursuant to which Total unconditionally guarantees the full and prompt payment of Purchaser’s payment obligations under the Tender Offer Agreement and the full and prompt performance of all of Purchaser’s representations, warranties, covenants, duties and agreements contained in the Tender Offer Agreement; provided, that the maximum aggregate liability to Total under the Tender Offer Guaranty will not be more than the aggregate value at the Offer Price of the maximum number of Shares which may be validly tendered and accepted for payment pursuant to and in accordance with the terms of the Tender Offer Agreement.

The Credit Support Agreement.

On April 28, 2011, SunPower entered into a Credit Support Agreement with Total. Pursuant to the Credit Support Agreement, subject to the terms and conditions described below, Total, as Guarantor has agreed to enter into one or more guarantee agreements (each a “Guaranty”) with banks providing letter of credit facilities to SunPower in support of SunPower’s utility and power plant (“UPP”) and large commercial portion of the residential and commercial segment (“LComm”) businesses (whether for the account of SunPower or any wholly owned subsidiary of SunPower) and certain other permitted purposes. Pursuant to such Guarantees, Guarantor would guarantee the payment to the applicable bank of SunPower’s obligation to reimburse a draw on a letter of credit and pay interest thereon in accordance with the letter of credit facility between such bank and SunPower. The Credit Support Agreement will become effective on the date on which the acceptance for payment by Purchaser of Shares pursuant to the Offer occurs (the “CSA Effective Date”).

Under the Credit Support Agreement, at any time from the CSA Effective Date until the fifth anniversary thereof, SunPower may request that Guarantor provide a Guaranty with respect to a letter of credit facility, which may be a facility that was in effect as of the CSA Effective Date and pursuant to which SunPower proposes to arrange for letters of credit to be issued after the CSA Effective Date. Guarantor is required to issue and enter into the Guaranty requested by SunPower subject to certain terms and conditions, any of which may be waived by Total. These terms and conditions include, but are not limited to, that:

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after giving effect to SunPower’s request, the sum, calculated in dollars or an equivalent dollar amount, as applicable, of (a) the aggregate amount available to be drawn under guaranteed letter of credit facilities, (b) the amount of letters of credit available to be issued under any guaranteed facility and (c) the aggregate amount of draws (including accrued but unpaid interest) on any letters of credit issued under any guaranteed facility that have not yet been reimbursed by SunPower (such sum, the

“Aggregate L/C Amount”) cannot exceed $445 million for the period from the CSA Effective Date through December 31, 2011, $725 million for the period from January 1, 2012 through December 31, 2012, $771 million for the period from January 1, 2013 through December 31, 2013, $878 million for the period from January 1, 2014 through December 31, 2014, $936 million for the period from January 1, 2015 through December 31, 2015 and $1 billion for the period from January 1, 2016 through the termination of the Credit Support Agreement (the “Maximum L/C Amount”), subject to certain adjustments, including that if the SunPower Board approves a projected income statement, cash flow statement and balance sheet of SunPower (an “Annual Operating Plan”) for any period specified above that provides for credit support exceeding the amounts specified for such period, Guarantor may, in its sole discretion, increase the amounts specified for such period up to the amount set forth in such Annual Operating Plan, or, if the SunPower Board approves an Annual Operating Plan by supermajority board approval (as described in the Affiliation Agreement) for any period specified above that provides for credit support of less than 90% of the amounts specified for such period, then the maximum amount of credit support available for such period will automatically be reduced to the amount set forth in such Annual Operating Plan, but, if following such reduction SunPower’s management approves UPP and LComm projects such that SunPower’s requires credit support of up to, but not exceeding, 110% of such reduced amount, then such reduced amount will be increased to such higher required credit support amount, which credit support amount can be further increased up to, but not exceeding, the maximum amounts specified for such period above if the SunPower Board approves UPP and LComm projects that require additional credit support and, finally, the maximum Aggregate L/C Amount for the period from the CSA Effective Date through December 31, 2011 may be increased to $645 million to support SunPower’s construction of the California Valley Solar Ranch in San Luis Obispo County, California if SunPower is the prime contractor for such project and the EPC arrangements for such project, including contracts with prime contractors and subcontractors and related credit support, performance guaranty and completion guaranty arrangements, are reasonably satisfactory to Guarantor;

•	the letter of credit facility for which SunPower is requesting a Guaranty must provide that any letter of credit drawn under such facility be repaid within five business days;

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the letter of credit facility cannot permit the issuance of letters of credit after the fifth anniversary of the CSA Effective Date or with an expiration date after the seventh anniversary of the CSA Effective Date;

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the letter of credit facility may not permit the issuance of letters of credit for any obligations of SunPower or a wholly-owned subsidiary other than (a) performance guarantees (with a period of up to two years after completion of the applicable project) and completion guarantees (until completion of the applicable project) with respect to engineering, procurement and construction services provided in connection with its UPP and LComm businesses, (b) performance guarantees for engineered hardware packages not including engineering, procurement and construction services for UPP projects for a period of up to two years after completion of the applicable project, (c) certain purchase, repayment and tax indemnity obligations of SunPower or a wholly-owned subsidiary existing as of the CSA Effective Date and supported by no more than three letters of credit (which letters of credit will be replaced by letters of credit issued pursuant to a guaranteed facility), and (d) certain other permitted purposes related to project development for a period of up to two years; provided that SunPower will be permitted to have outstanding letters of credit for the purposes set forth in clauses (a) and (b) for a period of between two and three years and for an aggregate initial face amount of up to 15% of the then-applicable Maximum L/C Amount;

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no Trigger Event (as defined below) has occurred or is ongoing, or would result from SunPower entering into such letter of credit facility (together with any associated ancillary documents or agreements); and

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the Guaranty must be provided in substantially the form agreed by Guarantor and the applicable bank, and, in any case, must include (a) the right of Guarantor to direct the bank to suspend the issuance of additional letters of credit upon the occurrence and during the continuation of a Trigger Event or following a reduction in the Maximum L/C Amount and (b) an obligation of the bank to notify Guarantor in writing of each issuance or drawdown of a letter of credit under the facility.

Payments to be paid by SunPower to Guarantor. In consideration for the commitments of Guarantor, SunPower is required to pay Guarantor a guarantee fee, repayment of any payments made under any Guaranty plus interest, certain expenses of Guarantor and interest on overdue amounts owed to Guarantor. The guarantee fee for each letter of credit that is the subject of a Guaranty and was outstanding for all or part of the preceding calendar quarter will be equal to: (x) the average daily amount of the undrawn amount of such letter of credit plus the amount drawn on such letter of credit that has not yet been reimbursed by SunPower or Guarantor, (y) multiplied by 1.00% for letters of credit issued or extended prior to the second anniversary of the CSA Effective Date, 1.40% for letters of credit issued or extended from the second anniversary of the CSA Effective Date until the third anniversary of the CSA Effective Date, 1.85% for letters of credit issued or extended from the third anniversary of the CSA Effective Date until the fourth anniversary of the CSA Effective Date, and 2.35% for letters of credit issued or extended from the fourth anniversary of the CSA Effective Date until the fifth anniversary of the CSA Effective Date, (z) multiplied by the number of days that such letter of credit was outstanding, divided by 365. SunPower is required to reimburse payments made by Guarantor under any Guaranty within 30 days plus interest at a rate equal to LIBOR (as in effect as of the date of Guarantor’s payment) plus 3.00%. The expenses of Guarantor to be reimbursed by SunPower will include reasonable out-of-pocket expenses incurred after the CSA Effective Date in the performance of its services under the Credit Support Agreement and reasonable out-of-pocket attorneys’ fees and expenses incurred in connection with payments to a bank under a Guaranty or enforcement of any of SunPower’s obligations. Overdue payment obligations of SunPower will accrue interest at a rate per annum equal to LIBOR as in effect at such time such payment was due plus 5.00%. Finally, SunPower is solely responsible for any bank fees incurred in connection with securing any letter of credit facilities.

Benchmark Credit Terms. No later than June 30, 2012 and annually every June 30 thereafter throughout the term of the Credit Support Agreement, and also at any time SunPower desires to obtain a letter of credit facility that would be the subject of a Guaranty, SunPower is required to solicit benchmark credit terms for of a letter of credit facility without a Guaranty from Guarantor and without collateral and report those benchmark terms to Guarantor. If (a) the annual fees payable by SunPower on the issued amount of a letter of credit under a proposed letter of credit facility that is not guaranteed by Guarantor are equal to or less than 110% of the annual fees plus any applicable guarantee fee payable to Guarantor pursuant to a guaranteed letter of credit facility under the Credit Support Agreement, (b) the other fees payable under such non-guaranteed letter of credit facility are reasonable in light of the fees payable under a guaranteed letter of credit facility and the anticipated uses of such non-guaranteed letter of credit facility and (c) the other terms and conditions of such non-guaranteed letter of credit facility (including restrictive covenants) are reasonable in light of the anticipated use of such non-guaranteed letter of credit facility, then (i) SunPower will be required to enter into such non-guaranteed letter of credit facility as soon as commercially reasonable, (ii) SunPower will be required reduce the commitments under guaranteed letter of credit facilities in an amount equal to such non-guaranteed letter of credit facility and (iii) so long as such non-guaranteed letter of credit facility remains in effect, the Maximum L/C Amount during such period will be reduced by the maximum aggregate amount of the letters of credit that may be issued pursuant to such non-guaranteed letter of credit facility.

Covenants of SunPower and Guarantor. Under the Credit Support Agreement, SunPower has agreed to undertake certain actions, including, but not limited to, ensuring that the payment obligations of SunPower to Guarantor rank at least equal in right of payment with all of SunPower’s other present and future indebtedness, other than certain permitted secured indebtedness. SunPower also agrees to refrain from taking certain actions, including, but not limited to, agreeing that it will not:

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request, during any period in which (a) 10% or more of the initial face amount of all then-outstanding letters of credit issued under guaranteed facilities has been drawn during the preceding twelve months and (b) such drawn letters of credit relate to three or more projects that are developed or owned by at least three unrelated sponsors (unless corrective actions are implemented to the reasonable satisfaction of Guarantor’s authorized officer), the issuance of a letter of credit under a guaranteed facility if the Aggregate L/C Amount, after giving effect to the issuance of such letter of credit, would be greater than the greater of (i) the Aggregate L/C Amount immediately prior to the issuance of such letter of credit, plus 25% of the Maximum L/C Amount immediately prior to the issuance of such letter of credit, less the Aggregate L/C Amount immediately prior to the issuance of such letter of credit, and (ii) 50% of the then-applicable Maximum L/C Amount;

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request the issuance of a letter of credit if: (a) SunPower defaults with respect to its reimbursement obligations to Guarantor described above or any payment obligation under the Credit Support Agreement that is 30 days overdue for which Guarantor has demanded payment in writing, (b) SunPower defaults in the observance or performance of any agreement, term or condition contained in any letter of credit facility that is the subject of a Guaranty, which would constitute an event of default or similar event under such letter of credit facility (other than an obligation to pay any amount, the payment of which is guaranteed by Guarantor), up to or beyond any applicable grace period provided in the guaranteed facility (unless waived by the applicable bank and Guarantor), (c) SunPower or any of its subsidiaries (i) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) is unable, or admits in writing its inability, to pay its debts generally as they mature, (iii) makes a general assignment for the benefit of its or any of its creditors, (iv) is dissolved or liquidated, (v) becomes insolvent, (vi) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or consent to same or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding, or (vii) takes any action for the purpose of effecting any of the foregoing, provided, that to the extent that any of the foregoing applies only to one or more subsidiaries of SunPower and not to SunPower itself, then only to the extent that such event or occurrence could reasonably be expected to have a material adverse effect on the business, assets, operations or financing or other condition of SunPower or its subsidiaries, when taken as a whole, the ability of SunPower to pay or perform its obligations under the Credit Support Agreement, the rights and remedies of Guarantor under the Credit Support Agreement, or the validity and enforceability of the Credit Support Agreement or the rights and remedies of Guarantor thereunder (a “CSA Material Adverse Effect”), or (d) proceedings are commenced (and not dismissed within 60 days) for the appointment of receiver, trustee, liquidator or custodian of SunPower, or of all or a substantial part of its property or any of its subsidiaries, or any other involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to SunPower or any of its subsidiaries or its or their debts under any bankruptcy, insolvency or similar law are commenced, except that to the extent the proceeding applies only to one or more subsidiaries and not to SunPower itself, then only to the extent that such event could reasonably be expected to have a CSA Material Adverse Effect;

•	amend any agreements related to any guaranteed letter of credit facility;

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grant any lien to secure indebtedness (other than certain permitted secured indebtedness) unless (a) an identical lien is granted to Guarantor to secure SunPower’s obligations and (b) such other lien is at all times equal or subordinate to the priority of the lien granted to Guarantor under (a);

•	make any equity distributions as long as it has any outstanding repayment obligation to Guarantor resulting from a draw on guaranteed letter of credit; or

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request a guaranteed letter of credit for any project (or series of projects located within 500 meters of one another) with a nameplate capacity rating in excess of 50 megawatts (ac – alternating current) (other than SunPower’s California Valley Solar Ranch project), it being understood that, subject to certain conditions, Guarantor will be deemed to have consented to such a letter of credit if it has not responded to any request for its consent within four weeks after receiving all documentation it has reasonably requested to evaluate the proposed letter of credit, and if Guarantor objects to guaranteeing such letter of credit, SunPower may obtain such letter of credit under a non-guaranteed credit facility, and such letter of credit facility may be secured without the requirement to grant to Guarantor a lien, and any letters of credit issued thereunder will not count towards calculating the Aggregate L/C Amount or the Maximum L/C Amount.

Guarantor agrees that

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promptly after the CSA Effective Date, it will use reasonable efforts to assist SunPower in obtaining a $200,000,000 revolving credit facility with lenders and on terms as may be agreed from time to time between Guarantor and SunPower; and

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any liens granted to Guarantor in connection with SunPower’s grant of a lien to secure other indebtedness will be junior and subordinate to the priority of the liens granted to the holders of certain permitted secured indebtedness, and Guarantor agrees to enter into intercreditor agreements with the holders of permitted secured indebtedness to effectuate as much.

Trigger Events. Under the Credit Support Agreement, following a Trigger Event, and during its continuation, Guarantor may elect not to enter into any additional Guaranties; declare all or any portion of the outstanding amounts owed by SunPower to Guarantor to be due and payable; after providing prior written notice to SunPower, direct banks that have provided guaranteed letter of credit facilities to stop all issuances of any additional letters of credit under such facilities; access and inspect SunPower’s relevant financial records and other documents upon reasonable notice to SunPower; and exercise all other rights it may have under applicable law, provided that at its discretion Guarantor may also rescind such actions.

The following events each constitute a “Trigger Event”:

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SunPower defaults with respect to its reimbursement obligations to Guarantor described above or any payment obligation under the Credit Support Agreement that is 30 days overdue for which Guarantor has demanded payment in writing;

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any representation or warranty made by SunPower in the Credit Support Agreement or as an inducement to enter into any Guaranty is false, incorrect, incomplete or misleading in any material respect when made and has not been cured within 15 days after notice thereof by Guarantor;

•	SunPower fails, and continues to fail for 15 days, to observe or perform any material covenant, obligation, condition or agreement in the Credit Support Agreement;

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SunPower defaults in the observance or performance of any agreement, term or condition of any guaranteed facility that would constitute an event of default or similar event thereunder (other than an obligation to pay any amount, the payment of which is guaranteed by Guarantor), up to or beyond any grace period provided in such facility, unless waived by the applicable bank and Guarantor;

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SunPower or any of its subsidiaries defaults in the observance or performance of any agreement, term or condition contained in any bond, debenture, note or other indebtedness such that the holders of such indebtedness may accelerate the payment of $25 million or more of such indebtedness;

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SunPower or any of its subsidiaries (a) applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (b) is unable, or admits in writing its inability, to pay its debts generally as they mature, (c) makes a general assignment for the benefit of its or any of its creditors, (d) is dissolved or liquidated, (e) becomes insolvent, (f) commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law or consent to same or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding, or (g) takes any action for the purpose of effecting any of the foregoing, provided, that to the extent that any of the foregoing applies only to one or more subsidiaries of SunPower and not to SunPower itself, then a Trigger Event will be deemed to have occurred only if such event or occurrence could reasonably be expected to have a CSA Material Adverse Effect; and

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proceedings are commenced (and not dismissed within 60 days) for the appointment of receiver, trustee, liquidator or custodian of SunPower, or of all or a substantial part of its property or any of its subsidiaries, or any other involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to SunPower or any of its subsidiaries or its or their debts under any bankruptcy, insolvency or similar law are commenced, except that the extent the proceeding applies only to one or more subsidiaries and not to SunPower itself, then such event will only constitute a Trigger Event to the extent that such event could reasonably be expected to have a CSA Material Adverse Effect.

Termination. The Credit Support Agreement will terminate after the later of the payment in full of all obligations thereunder and the termination or expiration of each Guaranty provided thereunder following the fifth anniversary of the CSA Effective Date. In addition, the Credit Support Agreement will terminate automatically and be of no further force or effect upon the Tender Offer Agreement being terminated in accordance with its terms.

Assignment. The Credit Support Agreement may not be assigned by SunPower without the prior written consent of Guarantor.

The following terms and conditions apply to assignments by Guarantor:

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During the period from the CSA Effective Date through December 31, 2013, Guarantor may not assign its rights and obligations under the Credit Support Agreement without the prior written consent of SunPower.

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During the period from January 1, 2014 through June 30, 2016 (the “Free Transfer Period”), Total, as the initial Guarantor (but not any assignee of Total), may assign its rights and obligations under the Credit Support Agreement without the prior written consent of SunPower to any entity that (a) acquires beneficial ownership of 40% or more of the combined voting power of all voting stock of SunPower and (b) is rated BBB+/Baa1 or better (or, if such entity does not have a current credit rating, would be rated BBB+/Baa1 or better, as determined by a leading investment bank retained by Guarantor (subject to confirmation by a second leading investment bank retained by SunPower, at its option), based on such entity’s long-term unsecured, unsubordinated debt as of the proposed assignment date taking into account the totality of the transactions pursuant to which such entity is acquiring the voting power or voting stock of SunPower and assuming the rights and obligations of Guarantor under the Credit Support Agreement. If a proposed transferee has a credit rating from both S&P and Moody’s and has a credit rating of BBB+ or better by S&P or Baa1 or better by Moody’s, but not both, that proposed transferee would satisfy the requirements above if the S&P and Moody’s credit ratings do not differ by more than one rating (for example, if the S&P credit rating is BBB+ and the Moody’s credit Rating is Baa2, such person would satisfy the requirements above, but if the S&P credit rating is BBB+ and the Moody’s credit rating is Baa3, such person would not satisfy the requirements above).

•

Any assignment by Guarantor will not release Guarantor from its obligations to guarantee letters of credit pursuant to a letter of credit facility that is the subject of a Guaranty and outstanding as of the date of the assignment, so long as SunPower continues to pay the guarantee fee relating to such letters of credit. However, Guarantor may notify the banks that have issued such outstanding letters of credit that no new letters of credit may be issued under the applicable letter of credit facility and guaranteed by Guarantor.

•

In connection with an assignment during the Free Transfer Period to an assignee that is rated lower than A by S&P or A2 by Moody’s, Guarantor may either (a) pay to SunPower an assignment fee equal to $20 million as of January 1, 2014 and reduced by $2 million per calendar quarter until reduced to zero (for example, the fee payable for an assignment on October 15, 2014 would be $14 million) or (b) agree to pay to SunPower a make-whole amount based on a calculation of the amount actually paid by SunPower to banks that are party to letter of credit facilities (both guaranteed and non-guaranteed) and to lenders in revolving credit facilities permitted under the Credit Support Agreement in increased costs as a result of Total’s assignment of its rights and obligations under the Credit Support Agreement. Such make-whole amount would be payable on a quarterly basis from the assignment date through the fifth anniversary of the CSA Effective Date.

The Affiliation Agreement.

In connection with the Offer, Purchaser and SunPower have entered into an affiliation agreement (the “Affiliation Agreement”). The Affiliation Agreement will govern the relationship following the closing of the Offer between SunPower, on the one hand, and Total, Purchaser, any affiliate of Total and any member of a group of persons formed for the purpose of acquiring, holding, voting, disposing of or beneficially owning voting stock of SunPower of which Total or any of its affiliates is a member (excluding SunPower and its controlled subsidiaries and the Disinterested Directors (as defined below), the “Total Group”), on the other hand. The Affiliation Agreement is not effective until the closing of the Offer.

Standstill. Following the closing of the Offer and during the Standstill Period (as defined below), Purchaser, Total, any of their respective affiliates and certain other related parties (the “Total Group”) may not:

•

effect or seek, or announce any intention to effect or seek, any transaction that would result in the Total Group beneficially owning Shares in excess of the Applicable Standstill Limit (as defined below), or take any action that would require SunPower to make a public announcement regarding the foregoing;

•

request SunPower, SunPower’s directors who are independent for stock exchange listing purposes and not appointed to the SunPower Board by Purchaser (the “Disinterested Directors”), or officers or employees of SunPower, to amend or waive any of the standstill restrictions applicable to the Total Group; or

•	enter into any discussions with any third party regarding any of the foregoing.

In addition, no member of the Total Group may, among other things, solicit proxies relating to the election of directors to the SunPower Board without the prior approval of the Disinterested Directors.

However, the Total Group is permitted to:

•

during the period commencing with the closing of the Offer until the second anniversary of such closing, and following the written invitation from the Disinterested Directors, either (i) make and consummate a tender offer to acquire 100% of the outstanding voting power of SunPower (a “Total Tender Offer”) that is approved and recommended by the Disinterested Directors, or (ii) propose and effect a merger providing for the acquisition of 100% of the outstanding voting power of SunPower (a “Total Merger”) that is approved and recommended by the Disinterested Directors;

•

during the period commencing on the second anniversary of the closing of the Offer until December 31, 2014, either (i) make and consummate a Total Tender Offer that is approved and recommended by the Disinterested Directors or (ii) propose and effect a Total Merger that is approved and recommended by the Disinterested Directors; and

•

during the period commencing on January 1, 2015 and at any time thereafter, either (i) make and consummate a Total Tender Offer or (ii) propose and effect a Total Merger so long as, in each case, Purchaser complies with certain advance notice and prior negotiation obligations, including providing written notice to SunPower at least 120 days prior to commencing or proposing such Total Tender Offer or Total Merger and making its designees reasonably available for the purpose of negotiation with the Disinterested Directors concerning such Total Tender Offer or Total Merger.

The “Standstill Period” is the period beginning on the date of the Affiliation Agreement and ending on the earlier to occur of:

•	a change in control of SunPower;

•	the first time that the Total Group beneficially owns less than 15% of the outstanding voting power of SunPower;

•

prior to Purchaser, together with any controlled subsidiary of Total, owning 50% or less of the outstanding voting power of SunPower or 40% or less of the outstanding voting power of SunPower when at least $100 million in Guaranties are outstanding under the Credit Support Agreement, SunPower or the SunPower Board taking or failing to take certain of the actions described below under “—Events Requiring Stockholder Approval by Purchaser” without Purchaser’s prior approval or fails to comply with certain of the covenants of SunPower described below under “—Covenants of Purchaser and SunPower”;

•

upon the first time that Purchaser, together with any controlled subsidiary of Total owns 50% or less of the outstanding voting power of SunPower or 40% or less of the outstanding voting power of SunPower when at least $100 million in Guarantees are outstanding under the Credit Support Agreement, a tender offer for at least 50% of the outstanding voting power of SunPower is commenced by a third party (unless, among other things, such tender offer is withdrawn at a time that the Total Group has not commenced a Total Tender Offer, in which case the Standstill Period will be reinstated); and

•	the termination of the Affiliation Agreement.

The “Applicable Standstill Limit” is the applicable percentage of the lower of (i) the outstanding Shares or (ii) the then outstanding voting power of SunPower equal to:

•	63% during the period commencing with the closing of the Offer and ending on the second anniversary of such closing;

•	66- 2/3% during the period commencing on the second anniversary of the closing of the Offer and ending on December 31, 2014; and

•	70% during the period commencing on January 1, 2015 and continuing thereafter until the termination of the Affiliation Agreement.

Exceptions to Standstill. If during the Standstill Period, any member of the Total Group inadvertently and without knowledge that the transaction would result in a breach of the Applicable Standstill Limit, acquires beneficial ownership of Shares in excess of the Applicable Standstill Limit, the Total Group will not be in breach of its standstill obligations described above so long as:

•	Purchaser promptly notifies SunPower;

•	the Total Group causes such shares to be voted in direct proportion to the manner in which all stockholders of SunPower other than the Total Group and SunPower’s directors or executives vote; and

•	within the time periods provided in the Affiliation Agreement, the Total Group sells such excess Shares to SunPower or on the open market.

If, during the Standstill Period, any member of the Total Group acquires beneficial ownership of Shares in excess of the Applicable Standstill Limit as the result of the conversion of any convertible securities issued by SunPower that were acquired by the Total Group directly from SunPower, then the Total Group will not be in breach of its standstill obligations described above so long as:

•	Purchaser promptly notifies SunPower; and

•	causes such shares to be voted in direct proportion to the manner in which all stockholders of SunPower other than the Total Group and SunPower’s directors or executives vote.

During the Standstill Period, the Total Group will not be in breach of its standstill obligations described above if any member of the Total Group holds beneficial ownership of Shares in excess of the Applicable Standstill Limit solely as a result of:

•	recapitalizations, repurchases or other actions taken by SunPower or its controlled subsidiaries that have the effect of reducing the number of Shares then outstanding;

•	the issuance of Shares to Purchaser in connection with the acquisition by SunPower of Tenesol; or

•	the rights specified in any “poison pill” share purchase rights plan of SunPower having separated from the Shares and a member of the Total Group having exercised such rights.

Transfer of Control. If any member or members of the Total Group seek to transfer, in one or a series of transactions, either (i) 40% or more of the outstanding Shares or (ii) 40% or more of the outstanding voting power of SunPower to a single person or group, then such transfer must be conditioned on, and may not be effected, unless the transferee either:

•

makes a tender offer to acquire 100% of the voting power of SunPower, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group, and the completion of such tender offer is conditioned on (i) a majority of the shares of voting stock held by stockholders that are not members of the Total Group being tendered and (ii) an irrevocable, unwaivable commitment by the transferee to promptly acquire in a subsequent merger any shares not purchased in such tender offer, to the extent any shares are purchased in such tender offer, for the same amount and form of consideration per share offered in such tender offer; or

•

proposes a merger providing for the acquisition of 100% of the voting power of SunPower, at the same price per share of voting stock and using the same form of consideration to be paid by the transferee to the Total Group, and the consummation of such merger is conditioned upon the approval of shares of voting stock representing a majority of the shares of voting stock held by stockholders that are not members of the Total Group.

Purchaser’s Rights to Maintain. The Total Group has the following rights to maintain its ownership in SunPower until (i) the first time that the Total Group owns less than 40% of the outstanding voting power of SunPower or (ii) until the first time that Purchaser or any controlled subsidiary of Total transfers Shares to a person other than a controlled subsidiary of Total and as a result of such transfer Purchaser, together with the controlled subsidiaries of Total, owns less than 50% of the outstanding voting power of SunPower (in each case, regardless of whether such event occurs as a result of a recapitalization of SunPower, a repurchase of securities by SunPower or the Total Group subsequently increases its ownership of SunPower in the future).

If SunPower proposes to issue new securities primarily for cash in a financing transaction, then Purchaser has the right to purchase a portion of such issuance equal to its percentage ownership of SunPower and SunPower is obligated to provide Purchaser with advance notice of any such issuance. Purchaser can also elect to purchase securities in open market purchases or through privately-negotiated transactions in an amount equal to its percentage ownership of SunPower in connection with such issuance.

If SunPower proposes to issue new securities in consideration for a business or asset of a business, then Purchaser has the right to purchase additional securities in the open market or through privately-negotiated transactions equal to its percentage ownership of SunPower and SunPower is obligated to provide Purchaser with advance notice of any such issuance. Purchaser has similar rights in the event that SunPower issues or proposes to issue (including pursuant to its equity plans or as the result of conversion of convertible securities issued by SunPower) securities that, together with all other issuances of securities by SunPower since the end of the preceding fiscal quarter aggregate to more than 1% of SunPower’s fully diluted equity.

So long as Purchaser provides SunPower with appropriate notice within the time periods established by the Affiliation Agreement, Purchaser has a nine month grace period, subject to certain extensions to satisfy regulatory conditions, to acquire securities in the open market or through privately-negotiated transactions in connection with any of the issuances described above and such securities will be deemed to have been owned by Purchaser for purposes of the Affiliation Agreement.

SunPower Board. The Affiliation Agreement provides that, immediately after the consummation of the Offer, the SunPower Board will be expanded to eleven persons, composed of the Chief Executive Officer of SunPower (who will also serve as the chairman of the SunPower Board), four current members of the SunPower Board and six directors designated by Purchaser. The four current members of the SunPower Board who will continue on the SunPower Board following the consummation of the Offer are W. Steve Albrecht, Betsy S. Atkins, Thomas R. McDaniel and Pat Wood III.

On the first anniversary of the completion of the Offer (i) the Disinterested Directors are obligated to cause one the Disinterested Directors to resign from the SunPower Board, (ii) upon the effectiveness of such resignation, Purchaser will promptly cause one of the directors designated by Purchaser to resign from the SunPower Board and (iii) thereafter the SunPower Board will take all action necessary to reduce the number of authorized members of the SunPower Board to nine directors (such actions, a “Board Reduction Event”).

So long as Purchaser, together with the controlled subsidiaries of Total, owns at least 10% of the outstanding voting power of SunPower, the SunPower Board must use its reasonable best efforts to elect the directors designated by Purchaser as follows:

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 50% of the voting power of SunPower, Purchaser will be entitled to designate six nominees to serve on the SunPower Board until the Board Reduction Event, and five nominees to serve on the SunPower Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 50% but not less than 40% of the voting power of SunPower, Purchaser will be entitled to designate five nominees to serve on the SunPower Board until the Board Reduction Event, and four nominees to serve on the SunPower Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 40% but not less than 30% of the voting power of SunPower, Purchaser will be entitled to designate four nominees to serve on the SunPower Board until the Board Reduction Event, and three nominees to serve on the SunPower Board thereafter;

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 30% but not less than 20% of the voting power of SunPower, Purchaser will be entitled to designate three nominees to serve on the SunPower Board until the Board Reduction Event, and two nominees to serve on the SunPower Board thereafter; and

•

until the first time that Purchaser, together with controlled subsidiaries of Total, own less than 20% but not less than 10% of the voting power of SunPower, Purchaser will be entitled to designate two nominees to serve on the SunPower Board until the Board Reduction Event, and one nominee to serve on the SunPower Board after thereafter.

If at any time the number of directors designated by the Total Group exceeds the number of directors that the Total Group is entitled to designate, the Total Group will cause such excess director to resign and such director will be replaced by a director who is independent for stock exchange listing purposes and is selected by the Nominating and Governance Committee of the SunPower Board.

If any director designated by Total ceases to serve on the SunPower Board for any reason (other than as a result of Purchaser no longer being able to designate such director), the SunPower Board must promptly take all action necessary to appoint a replacement director designated by Purchaser. Until such replacement has been appointed, the SunPower Board, without Purchaser’s written consent, will not take any action requiring supermajority approval (as described below).

If any Disinterested Director or the Chief Executive Officer of SunPower ceases to serve on the SunPower Board, the Nominating and Governance Committee of the SunPower Board will select a replacement director who is independent for stock exchange listing purposes or is the Chief Executive Officer of SunPower, as applicable.

For as long as they are serving on the SunPower Board, the directors designated by the Total Group will be allocated across the three classes that comprise the SunPower Board in a manner as equal as practicable.

Subject to any stock exchange listing requirements, until the first time that Purchaser, together with any controlled subsidiaries of Total, owns less than 30% of the outstanding voting power of SunPower:

•	the Audit Committee of the SunPower Board will be comprised of three Disinterested Directors;

•	the Compensation Committee and the Nominating and Governance Committee of the SunPower Board will each be comprised of two Disinterested Directors and one director designated by the Total Group; and

•	any other standing committee of the SunPower Board will comprise a majority of directors not designated by the Total Group, but will include at least one director designated by the Total Group.

Until the first time that Purchaser, together with any Total controlled subsidiaries, own less than 10% of the outstanding voting power of SunPower, a representative of Purchaser will, subject to certain exceptions, be permitted to attend all meetings of the SunPower Board or any committee thereof in a non-voting, observer capacity (other than any committee whose sole purpose is to consider a transaction for which there exists an actual conflict of interest between the Total Group, on the one hand, and SunPower and its affiliates, on the other hand).

Events Requiring Specific Board Approval. At any time when Purchaser, together with any controlled subsidiaries of Total, owns at least 30% of the outstanding voting power of SunPower, neither the Total Group nor SunPower (or any of its affiliates) may effect any of the following without first obtaining the approval of a majority of the Disinterested Directors:

•	any amendment to SunPower’s certificate of incorporation or bylaws;

•

any transaction that, in the reasonable judgment of the Disinterested Directors, involves an actual conflict of interest between the Total Group, on the one hand, and SunPower and its affiliates, on the other hand;

•	the adoption of any shareholder rights plan or the amendment or failure to renew SunPower’s existing shareholder rights plan;

•

except as provided above, the commencement of any tender offer or exchange offer by the Total Group for Shares or securities convertible into Shares, or the approval of a merger of SunPower or any company that it controls with a member of the Total Group;

•	any voluntary dissolution or liquidation of SunPower or any company that it controls;

•

any voluntary bankruptcy filing by SunPower or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of SunPower or any company that it controls;

•	any delegation of all or a portion of the authority of the SunPower Board to any committee of the SunPower Board;

•	any amendment, modification or waiver of any provision of the Affiliation Agreement;

•	any modification of director’s and officer’s insurance coverage; or

•	any reduction in the compensation of the Disinterested Directors.

Events Requiring Supermajority Board Approval. At any time when Purchaser, together with any controlled subsidiaries of Total, own at least 30% of the outstanding voting power of SunPower, neither the Total Group nor SunPower (or any of its affiliates) may, without first obtaining the approval of a majority two-thirds of the directors (including at least one Disinterested Director), effect any approval or adoption of SunPower’s annual operating plan or budget that has the effect of reducing the planned letter of credit utilization in any given year by more than 10% below the applicable maximum letter of credit amount in the Credit Support Agreement.

Events Requiring Stockholder Approval by Purchaser. Until the first time that Purchaser, together with any controlled subsidiaries of Total, owns 50% or less of the outstanding voting power of SunPower or 40% or less of the outstanding voting power of SunPower when at least $100 million in Guarantees are outstanding pursuant to the Credit Support Agreement, SunPower and its controlled subsidiaries may not effect any of the following without first obtaining the approval of Purchaser:

•	any amendment to SunPower’s certificate of incorporation or bylaws;

•

any transaction pursuant to which SunPower or any company that it controls acquires or otherwise obtains the ownership or exclusive use of any business, property or assets of a third party if as of the date of the consummation of such transaction the aggregate net present value of the consideration paid or to be paid exceeds the lower of (i) 15% of SunPower’s then-consolidated total assets or (ii) 15% of SunPower’s market capitalization;

•

any transaction pursuant to which a third party obtains ownership or exclusive use of any business, property or assets of the SunPower or any company that it controls if as of the date of the consummation of such transaction the aggregate net present value of the consideration received or to be received exceeds the lower of (i) 10% of SunPower’s then-consolidated total assets or (ii) 10% of SunPower’s market capitalization;

•	the adoption of any shareholder rights plan or certain changes to SunPower’s existing shareholder rights plan;

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except for the incurrence of certain permitted indebtedness, the incurrence of additional indebtedness in excess of the difference, if any, of 3.5 times SunPower’s LTM EBITDA (as defined in the Affiliation Agreement) less SunPower’s Outstanding Gross Debt (as defined in the Affiliation Agreement);

•	subject to certain exceptions, any voluntary dissolution or liquidation of SunPower or any company that it controls; or

•

any voluntary bankruptcy filing by SunPower or any company that it controls or the failure to oppose any other person’s bankruptcy filing or action to appoint a receiver of SunPower or any company that it controls.

Certain Matters Related to SunPower’s Shareholder Rights Plan. Until the Total Group beneficially owns less than 15% of the outstanding voting power of SunPower, neither SunPower nor the SunPower Board is permitted to adopt any shareholder rights plan or make certain changes to SunPower’s existing shareholder rights plan without the approval of Purchaser.

Covenants of Purchaser and SunPower. In order to effect the transactions contemplated by the Affiliation Agreement, each of Purchaser and SunPower have committed to taking certain actions, including:

•	amending SunPower’s bylaws to provide that the Total Group may call a special meeting of SunPower’s stockholders in certain circumstances;

•

taking certain actions to exculpate Total, Purchaser, any controlled subsidiary of Total and the SunPower directors designated by Purchaser from corporate opportunities, to the extent permitted by applicable law;

•	taking certain actions to render Delaware’s business combination statute inapplicable to the Total Group and certain future transferees of the Total Group;

•	making certain amendments to SunPower’s existing shareholder rights plan, including excluding the Total Group from the definition of “Acquiring Person” in such plan;

•	renewing SunPower’s existing shareholder rights plan so long as the Total Group beneficially owns at least 15% of the outstanding voting power of SunPower; and

•	providing Purchaser with certain financial information of SunPower from time to time.

Breach by Members of the Total Group. If Total, any Total controlled subsidiary or any agent thereof takes an action that would constitute a breach of the Affiliation Agreement by Purchaser if Purchaser had taken such action, Purchaser shall be deemed for purposes of the Affiliation Agreement to have taken such action and to have breached the Affiliation Agreement. Purchaser has agreed to use its best efforts to prevent any member of the Total Group from taking any action that would constitute a breach of the Affiliation Agreement.

Termination. The Affiliation Agreement generally terminates upon the earlier to occur of (i) the Total Group owning less than 10% of the outstanding voting power of SunPower or (ii) the Total Group owning 100% of the outstanding voting power of SunPower.

The Affiliation Agreement Guaranty.

Total has entered into a guaranty (the “Affiliation Agreement Guaranty”) in connection with the Offer pursuant to which Total unconditionally guarantees the full and prompt payment of Total’s, Purchaser’s and each Total Controlled Corporation’s payment obligations under the Affiliation Agreement and the full and prompt performance of Total’s, Purchaser’s and each Total Controlled Corporation’s representations, warranties, covenants, duties and agreements contained in the Affiliation Agreement.

The R&C Agreement.

In connection with the Offer, Total and SunPower are entering into a Research & Collaboration Agreement (the “R&C Agreement”) that establishes a framework under which they may engage in a long-term research and development collaboration (“R&D Collaboration”). The R&D Collaboration is expected to encompass a number of different long-term projects and short- or medium-term projects (“R&C Projects”), with a focus on advancing technologies in the area of photovoltaics. The primary purpose of the R&D Collaboration is to (i) maintain and expand SunPower’s technology position in the crystalline silicon domain; (ii) ensure SunPower’s industrial competitiveness in the short, mid and long term; and (iii) prepare for the future and guarantee a sustainable position for both SunPower and Total to be best-in-class industry players. The R&C Agreement contemplates a joint committee (the “R&C Strategic Committee”) that will identify, plan and manage the R&D Collaboration. Due to the impracticability of anticipating and establishing all of the legal and business terms that will be applicable to the R&D Collaboration or to each R&C Project, the R&C Agreement sets forth broad principles applicable to the parties’ potential R&D Collaboration, and Total and SunPower expect that the R&C Strategic Committee will establish the particular terms governing each particular R&C Project consistent with the terms set forth in R&C Agreement.

The Term Sheet for SunPower’s Acquisition of Tenesol.

In connection with the Offer, SunPower has indicated its intent to acquire Total’s interest in Tenesol S.A., a French company that designs, manufactures, markets, installs and operates solar photovoltaic systems, subject to confirmatory due diligence. Total currently owns a 50% interest in Tenesol and recently announced that it was acquiring the remaining 50% interest in Tenesol that is held by EDF ENR. SunPower and Purchaser have entered into a non-binding term sheet (the “Tenesol Term Sheet”) in connection with their potential transaction. The Tenesol Term Sheet provides for SunPower to acquire 100% of the outstanding capital stock of Tenesol in exchange for approximately US$167 million, subject to adjustment based on further due diligence to be completed by SunPower. The purchase price, net of certain liabilities to be set forth in definitive agreements related to SunPower’s potential purchase, would be payable at SunPower’s option in some combination of cash (a portion of which may be subject to installment terms to be agreed between the parties) and SunPower stock, with such shares of SunPower stock valued at the same price paid in the Offer. Certain assets of Tenesol located in France’s overseas departments and territories (i.e., French Guiana, French Polynesia, Guadeloupe, Martinique, Mayotte, New Caledonia and Reunion Island) would not be included in the transaction. The Tenesol Term Sheet provides that the execution of definitive acquisition agreements would be subject, among other things, to approval of SunPower’s purchase by the Disinterested Directors and receipt by SunPower of a fairness opinion. The parties have agreed to a period of exclusive negotiations regarding SunPower’s potential purchase extending through December 31, 2011, which date the parties may agree to extend. The Tenesol Term Sheet is non-binding except for provisions regarding the period of exclusive negotiations and confidentiality. Total will further review SunPower’s proposal after Total’s acquisition of EDF ENR’s 50% interest is finalized.

The Registration Rights Agreement.

In connection with the Offer, Purchaser and SunPower entered into a customary registration rights agreement (the “Registration Rights Agreement”) related to Purchaser’s ownership of Shares. The Registration Rights Agreement provides Purchaser with shelf registration rights, subject to certain customary exceptions, and up to two demand registration rights in any 12-month period, also subject to certain customary exceptions. Purchaser also has certain rights to participate in any registrations of securities initiated by SunPower. SunPower will generally pay all costs and expenses incurred by SunPower and Purchaser in connection with any shelf or demand registration (other than selling expenses incurred by Purchaser). SunPower and Purchaser have also agreed to certain indemnification rights. The Registration Rights Agreement terminates on the first date on which (i) the Shares held by Purchaser constitute less than 5% of the then-outstanding Shares, (ii) all securities held by Purchaser may be immediately resold pursuant to Rule 144 promulgated under the Exchange Act during any 90-day period without any volume limitation or other restriction, or (iii) SunPower ceases to be subject to the reporting requirements of the Exchange Act.

The Stockholder Rights Plan.

On April 28, 2011, prior to the execution of the Tender Offer Agreement, SunPower entered into an amendment (the “Rights Agreement Amendment”) to the Rights Agreement, as amended, dated August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”), in order to, among other things, render the rights therein inapplicable to each of (i) the approval, execution or delivery of the Tender Offer Agreement, (ii) the commencement or consummation of the Offer, (iii) the consummation of the other transactions contemplated by the Tender Offer Agreement and the related agreements, or (iv) the public or other announcement of any of the foregoing.

The Confidentiality Agreement.

On November 4, 2010, SunPower and Total Gas & Power Ventures SAS entered into an amended and restated confidentiality agreement (the “Confidentiality Agreement”), which amended and restated a confidentiality agreement they had entered into on September 28, 2010, and which provides, among other things, that, in connection with an evaluation relating to a potential relationship, cooperation or transaction, each of Total and SunPower would keep all confidential information relating to the other party confidential and would not disclose such information to any other persons (except to representatives of either party who were actively and directly participating in the evaluation or who otherwise had a need to know such information for the purpose of the evaluation, or as required by law) without the consent of the other party, and pursuant to which Total was required to abide by certain standstill restrictions involving SunPower’s securities for a period of 18 months unless specifically approved in writing by the SunPower Board.

(b) Arrangements with Current Executive Officers and Directors of SunPower.

SunPower’s executive officers and the members of SunPower’s Board may be deemed to have interests in the transactions contemplated by the Tender Offer Agreement that may be different from or in addition to those of SunPower’s stockholders generally. These interests may create potential conflicts of interest. SunPower’s Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Tender Offer Agreement, the Related Documents and the transactions contemplated thereby.

Under SunPower’s current equity plan, all restricted stock units received by each of SunPower’s non-employee directors become vested if a change of control (as defined in the equity plan) occurs with respect to SunPower during the director’s service with SunPower. Consummation of the Offer is expected to constitute a change of control for purposes of SunPower’s equity plan.

SunPower’s executive officers, including the Named Executive Officers (as defined under Item 8), are parties to Employment Agreements (as defined and described under Item 8) which provide for “double-trigger” severance benefits upon Qualified Terminations (as defined under Item 8) in connection with a “change of control” (as defined in the Employment Agreements). Consummation of the Offer is expected to constitute a change of control for purposes of the Employment Agreements. Currently, a Qualified Termination is in connection with a change of control if it occurs during the period three months prior to the change of control and ending 24 months following the change of control. SunPower intends to propose to the executive officers that their Employment Agreements will be amended by Retention Agreements (as defined and described under Item 8) that would, among other things, amend certain provisions of the Employment Agreements, including extending the 24-month time period described in the prior sentence to a 36-month time period following the change of control. Assuming the executive officers agree to such Retention Agreements and they are approved by the compensation committee, the specific benefits potentially payable to SunPower’s Named Executive Officers are set forth in detail in Item 8. Material benefits payable to the other executive officers upon a Qualified Termination in connection with a change of control are as follows, assuming termination occurs May 31, 2011:

Executive Officer other than a Named Executive Officer	Cash Severance (2 times base salary and target bonus)	Cash Value of Full Acceleration of Equity	Continued Benefits	Outplacement Services
Bruce R. Ledesma	$1,190,000	$2,839,453	$38,643 (for 24 months)	$15,000
Doug J. Richards	$1,088,000	$2,812,157	$32,473 (for 24 months)	$15,000

In addition, each of these executive officers would receive a lump-sum payment equal to $7,367 for Mr. Ledesma and $5,658 for Mr. Richards for accrued paid time off and an aggregate amount of $33,831 for Mr. Ledesma and $28,429 for Mr. Richards for annual make-up payments for taxes incurred by the executive officer in connection with benefits plans’ coverage. If any of the severance payments, accelerated vesting and lapsing of restrictions would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then these executive officers’ benefits would be either delivered in full or delivered as to such lesser extent that would result in no portion of such benefits being subject to such taxes, interest or penalties, whichever results in them receiving, on an after-tax basis, the greatest amount of benefits.

SunPower expects to implement an employee retention program for its executive officers and other select key employees. Under the present formulation of this program as reviewed by the SunPower compensation committee (the impact of which on SunPower’s Named Executive Officers is described below under Item 8), several hundred SunPower employees are expected to receive awards covering an aggregate of approximately 2,410,000 time-based restricted stock units (“RSUs”) with an aggregate value (based on the Offer Price of $23.25 per share) of approximately $56 million. The retention RSU awards are expected to vest in equal one-third increments on each of the first three anniversaries of the consummation of the Offer. For further information about the retention RSU awards for SunPower’s Named Executive Officers, plus information about golden parachute compensation in connection with the Offer, please see Item 8(g) below, which is incorporated by reference in this Item 3(b) by this reference.

The following retention RSU awards are expected to be offered, subject to the executive officers’ agreement to certain amendments to their Employment Agreements and SunPower compensation committee approval, to SunPower’s executive officers, other than Named Executive Officers: Mr. Ledesma, 90,000 RSUs and Mr. Richards 100,000 RSUs, in each case, with terms and conditions substantially similar to the grants to the Named Executive Officers described in Item 8(h).

For further information with respect to the arrangements between SunPower and its executive officers, directors and affiliates described in this Item 3(b), please also see the Information Statement, including the information under the headings “Directors Designated by Total;” “Security Ownership of Certain Beneficial Owners and Management;” “Compensation Discussion and Analysis;” “2010 Summary Compensation Table;” “2010 Grants of Plan-Based Awards;” “Outstanding Equity Awards at 2010 Fiscal Year-End Table;” “2010 Option Exercises and Stock Vested Table;” “Potential Payment Upon Termination or Change of Control;” “Director Compensation;” and “Certain Relationships and Related Transactions.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a) Solicitation / Recommendation.

At a meeting duly called and held on April 28, 2011, the SunPower Board unanimously (1) determined that the Offer and the Tender Offer Agreement (including the transactions contemplated by the Tender Offer Agreement) are fair to, and in the best interests of, SunPower and its stockholders, (2) approved the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer, and (3) recommended that SunPower’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The SunPower Board unanimously recommends the acceptance of the Offer by the stockholders of SunPower. See “Reasons for the SunPower Board Recommendation” for a discussion of the factors considered by the board of directors in making its recommendation.

(b) Background of the Offer.

As part of the evaluation of our business in an ongoing effort to enhance stockholder value, the Board regularly reviews and assesses long-term strategic goals and risks associated with our business. SunPower’s strategy has been historically focused on solar panel technology leadership, as defined by high sunlight-to-electricity conversion efficiency, and by investment in “downstream” (that is, marketing and sale of solar power products and related services to end users in the residential, commercial, utility and other markets) channels across both major market segments, utility power plants and residential and commercial rooftops. This strategy requires significant capital investment across the value chain.

Since SunPower’s initial public offering in November 2005 through December 2010, we raised approximately $1.6 billion through the sale of equity and convertible debt and used the proceeds to fund the growth of our manufacturing capacity as well as to make strategic downstream investments and acquisitions, including the acquisitions of PowerLight Corp. in 2007 and Sunray Renewable Energy (“SunRay”) in 2010. These acquisitions deepened our strategic position in the downstream value chain but also increased the total capital required to expand our business. During 2009 and 2010, the valuation multiples of SunPower stock, along with the stocks of many other solar industry public companies, declined significantly, effectively increasing SunPower’s cost of capital.

During this period, the Board focused on strategic alternatives that would enable SunPower to continue to grow rapidly in an era of more expensive and constrained capital in the solar industry. In the early stages of this evaluation, in late 2009 and the first quarter of 2010, SunPower identified fundamental changes that SunPower’s management believed would present challenges for the solar industry, as well as operational challenges to our ability to compete successfully in that industry. These challenges included potential reductions in demand as a result of incentive policy developments throughout Europe, access to capital and cyclicality in project finance markets, increased competition from lower-cost suppliers in Asia (some of which receive substantial foreign government support) and pricing pressures resulting from growth in capacity across the solar industry. We also considered challenges specific to our business, including our need for additional capital to execute our growth plans, as well as the requirement to restrict cash on our balance sheet to secure letters of credit used to finance our business operations.

In response to these challenges, during the first three quarters of 2010, the Board regularly discussed a wide variety of alternatives, including continuing to execute our long-term strategic plan and possible enhancements to that plan, potential opportunities for acquisitions, dispositions and strategic partnerships, internal restructurings and measures to increase our capital resources. In light of the industry conditions described above, management and the Board determined that it was critical that we enhance our ability to access additional capital on favorable terms or find partners to help finance our larger “downstream” utility and power plants (“UPP”) projects. During this period SunPower negotiated a manufacturing joint venture with AU Optronics Corp. that significantly reduced the capital required from SunPower for construction of our largest manufacturing facility. Following the establishment of this joint venture, the Board encouraged management to evaluate other opportunities in the downstream part of our business that could similarly reduce our capital needs without constricting the continued growth of our business. From October 2009 to March 2010, at the instruction of the Board, management and representatives of SunPower contacted approximately 14 companies to determine whether they would be interested in exploring a strategic joint venture or other transaction.

Representatives from Total’s strategic advisor, Messier Maris & Associs (“Messier Maris”), contacted Thomas H. Werner, our Chief Executive Officer, on behalf of Total in April 2010. They described Total’s interest in the photovoltaic sector generally and in engaging in a discussion with SunPower regarding areas of potential cooperation between the two companies. Following this initial contact, on May 17, 2010, Arnaud Chaperon, Senior Vice President of New Energies for the Gas & Power division of Total, met with Peter Aschenbrenner, our Vice President of Corporate Strategy, to further discuss Total’s interest in the photovoltaic industry and SunPower. Both of these conversations were at a general level and no specific transaction terms were discussed.

On May 4, 2010, in response to a previous request from the Board, the Board engaged in a wide-ranging discussion regarding industry conditions and strategic alternatives that might be available to SunPower, including reducing cash expenditures (through joint ventures such as the AU Optronics joint venture) and considering the sale of projects that were in the SunRay project pipeline. The Board directed management to prioritize such strategic alternatives and to update the Board as appropriate in future meetings. The Board provided guidance of the names and types of companies and financial strategic partners that SunPower might consider pursuing and also reviewed with management other alternatives, including equity offerings and partnerships that might be pursued.

Following the initial meetings with Total in April and May 2010, Messrs. Aschenbrenner and Werner and other SunPower executives met with representatives of Total on June 14, 2010 and July 1, 2010 to continue to discuss Total’s activities and strategies in the photovoltaic sector.

In June 2010, as a follow up to the Board discussions on May 4, 2010, the Board requested that management develop a plan to address SunPower’s increasing capital needs, including possible partnerships that would provide SunPower with additional access to capital.

On July 29, 2010, Mr. Aschenbrenner and other representatives of SunPower met with representatives from a global energy management company (“Company A”) to broadly discuss opportunities for the two companies to cooperate in the UPP business. Among other things, Mr. Aschenbrenner reviewed with Company A its photovoltaic business profile and strategy, including its North American engineering, procurement and construction (“EPC”) capabilities.

On August 30, 2010, Mr. Aschenbrenner and Dennis Arriola, our Chief Financial Officer, met with Mr. Chaperon, Denis Giorno, Vice President of New Ventures of the Gas & Power division of Total, and other Total representatives together with representatives from Messier Maris. At this meeting, Total indicated an interest in exploring a potential strategic partnership with SunPower that might include, among other things, Total becoming (i) one of SunPower’s “upstream” (i.e., sourcing and manufacturing of solar cells, modules and panels) industrial partners, (ii) SunPower’s primary UPP partner to support growth in new regions and to improve its financial strength, or (iii) a primary partner of SunPower’s downstream residential and commercial (“R&C”) business. Total also raised the possibility that it might be interested in acquiring an equity ownership stake of less than 20% in SunPower.

On September 6, 2010, Mr. Aschenbrenner met with a number of representatives from Total, including Mr. Giorno, Christophe Dargnies, Business Development Manager of the Gas & Power division of Total, and others to discuss the scope of possible cooperation between the companies across the solar industry value chain.

On September 15, 2010, Philippe Boisseau, President of the Gas & Power division of Total, and Mr. Chaperon met with Messrs. Werner, Arriola and Aschenbrenner to further discuss potential relationships between Total and SunPower. Total and SunPower agreed to review each company’s various operations and businesses, and determine whether and where opportunities for a strategic business relationship appeared to be most promising. Following the September 15, 2010 meeting, SunPower and Total engaged in a number of site visits, including tours of SunPower’s production facilities in Malaysia and the Philippines and of Total’s facilities in France. The purpose of these visits was to deepen each company’s understanding of the other’s business, particularly with respect to photovoltaic manufacturing activities.

As part of this ongoing dialogue, on September 28, 2010, SunPower and a subsidiary of Total executed a confidentiality agreement so that the parties could share non-public information regarding their business activities.

On September 29, 2010, Mr. Aschenbrenner and representatives of SunPower met with Mr. Dargnies and representatives of Total as well as the Chief Executive Officer of Tenesol SA, which is a 50%-owned Total joint venture that designs and manufactures solar panels, to discuss a potential commercial contract.

On October 11, 2010 and October 12, 2010, Mr. Aschenbrenner, Jack Peurach, SunPower’s Executive Vice President, Research and Development, and other SunPower representatives met with Messrs. Chaperon, Dargnies and other representatives of Total to discuss, among other things, their respective photovoltaic research and development activities and UPP business.

Separately, during the period of late August 2010 through October 2010, senior members of our management team, including Messrs. Werner and Arriola and Charles Boynton, our Vice President of Finance and Corporate Development, held a series of separate informal meetings with two private equity firms, which meetings were initiated at SunPower’s request and were designed to explore whether such firms would be interested in pursuing a strategic investment or other transaction that would strengthen SunPower’s capital resources. Each firm received business and financial information from SunPower for this assessment. These discussions were preliminary in nature and were terminated by the private equity firms without making a specific investment or other proposal, both of which cited SunPower’s ongoing capital requirements as their principal reason for terminating discussions.

The confidentiality agreement was amended and restated in November 2010 to include a provision pursuant to which Total agreed to restrictions on the purchase of Shares.

In October and early November 2010, the discussions with Total began to focus on considering a possible joint venture involving SunPower’s UPP and R&C businesses. On November 4, 2010 and November 5, 2010, Messrs. Aschenbrenner and Arriola and other SunPower representatives met with Messrs. Dargnies and Giorno and other representatives of Total to discuss our UPP and R&C lines of business as well as our research and development programs and technology. The discussions were intended to further improve each company’s understanding of the other’s business activities and to further evaluate the manner and areas in which the two companies could potentially work together.

At a strategic planning meeting during the first week of November 2010 culminating in a Board meeting on November 10, 2010, SunPower’s management presented to the Board various strategic options that it was considering. Management provided the Board with a review of meetings held to date with Total and the two private equity firms described above, as well as certain information regarding management’s discussions with Company A. Management and the Board discussed the challenge that SunPower’s current debt levels and cash requirements would present to a private equity firm seeking to use leverage in a relationship with SunPower. Management also reviewed the results of an August 2010 consulting firm report commissioned by SunPower and completed in August 2010, which was designed to provide management and the Board with multiyear planning models for the UPP, R&C and upstream businesses and better insight into how to increase stockholder value. As part of this presentation, the Board discussed the challenges to SunPower’s business, including, among other things, capital needs, regulatory changes and intensifying price competition, as well as several potential strategic responses to these challenges, including continuing its existing business strategy, seeking minority investments from both financial and strategic investors, spinning-out segments of the business and selling SunPower. The Board directed management to prioritize the process of evaluating alternatives for partnering with companies that could support SunPower’s future capital expenditure requirements and to continue to update the Board as appropriate. Over the ensuing months, Mr. Werner periodically updated the Board regarding management’s continuing focus on these matters.

On November 23, 2010, Mr. Aschenbrenner solicited Total’s reaction to SunPower’s preliminary ideas related to strategic cooperation between the two companies. The parties engaged in further discussions regarding these ideas on November 29, 2010. Our preliminary ideas presented to Total included, among other things, research and development collaboration between the two companies, a joint venture that would manage the global UPP business with financial support provided by Total and a product supply agreement by which SunPower would supply solar cells to Tenesol. During these meetings, Total again indicated that it was interested in the possibility of acquiring an equity ownership stake of less than 20% in SunPower.

On December 3, 2010, Messrs. Werner, Aschenbrenner and Arriola met with Messrs. Boisseau, Chaperon, Giorno and other representatives of Total to continue discussions regarding possible strategic cooperation between the companies. The representatives of SunPower and Total discussed several possible transaction structures, including, among others, a joint venture relationship with a minority equity investment in SunPower by Total, or a joint venture without such an investment.

Mr. Werner updated the Board regarding possible strategic alternatives, including the discussions with Total and Company A, at a meeting on December 8, 2010. Management reviewed with the Board, among other things, potential areas of cooperation, subsequent steps and possible timing for arriving at recommendations regarding the foregoing.

Throughout December 2010 and January 2011, Messrs. Werner and Aschenbrenner met with representatives of Company A on a number of occasions in person and by video and teleconference to discuss a possible joint venture between the two companies. These discussions focused on a joint venture or other transaction involving the UPP business. Company A indicated that it would consider fully financing a potential joint venture’s project pipeline, which could potentially enable SunPower to focus the joint venture on the portion of its value chain that was the most dependent on financial support.

On January 6, 2011, Mr. Werner updated the Board in respect of management’s continued exploration of strategic alternatives as directed by the Board, including discussions with Total, Company A, and another private equity firm (“PE Firm 1”). From time to time in the past, management had discussed a number of potential projects with PE Firm 1, including, among others, investments in new photovoltaic module technologies. During the meeting, the Board authorized additional substantive engagement with PE Firm 1 regarding SunPower’s ongoing evaluation of strategic alternatives.

From January 18, 2011 to January 21, 2011, Messrs. Giorno and Dargnies and other representatives of Total, along with representatives of Messier Maris and representatives of Total’s financial advisor, Credit Suisse Securities (Europe) Limited (“Credit Suisse”), met with SunPower executives and representatives of Deutsche Bank Securities Inc., SunPower’s financial advisor (“Deutsche Bank”), at SunPower’s offices in San Jose, California. At these meetings Messrs. Werner, Aschenbrenner, Arriola and other SunPower executives provided Total with a broad overview of SunPower’s various business activities, and identified in particular SunPower’s interest in obtaining financial support from Total to help finance our planned growth. They also presented SunPower’s financial model, including a forecast of future financial results (“Initial Forecast”), and engaged in discussions with Total regarding possible joint venture alternatives. During these discussions, SunPower executives outlined our projected letter of credit needs through 2016, as well as our overall financing requirements and an overview of our capital expenditures. Total and SunPower executives acknowledged at this time that structuring a joint venture presented several challenges involving structure, governance, intellectual property ownership and other operational matters. During these meetings, Total’s representatives also expressed concern about providing credit assistance of the magnitude requested by SunPower to an entity that Total would not control.

On January 25, 2011 and January 26, 2011, Messrs. Arriola and Aschenbrenner met with Messrs. Chaperon and Boisseau and other Total executives to further discuss a proposed Europe, Middle East and Africa downstream (UPP and R&C) joint venture between Total and SunPower, including, among other things, potential synergies from employing a joint approach to various markets and segments the parties had discussed, as well as Total providing credit support to the joint venture. The representatives of SunPower and Total engaged in several follow-up telephone conversations during which they further discussed the details of the proposed joint venture. At these meetings, the companies again acknowledged the difficulties inherent in structuring a joint venture and expressed a willingness to explore other alternatives.

On January 27, 2011 and January 28, 2011, Messrs. Aschenbrenner and Arriola, together with representatives of Deutsche Bank, met with representatives of Company A to further discuss a possible joint venture consisting of a global development business with Company A purchasing certain assets from SunPower, including its EPC group, providing for project pipeline and large project operations and maintenance service contracts, as well as providing credit support to the joint venture. Over the next three weeks, representatives of SunPower and Company A held numerous telephone calls to discuss potential business scenarios for the proposed global UPP joint venture and to clarify the potential magnitude of required project financing requirements that such a venture could incur.

On January 31, 2011, Mr. Werner had a telephone conversation with Mr. Boisseau. Mr. Werner outlined the challenges that SunPower and Total had experienced in attempting to structure a joint venture that would be mutually beneficial to the parties. Mr. Werner asked Mr. Boisseau to consider if there were alternative structures that Total may propose that would avoid the complexity of a joint venture but would provide SunPower with additional access to capital.

During January 2011 and February 2011, Mr. Boynton met on multiple occasions with representatives of PE Firm 1 to discuss its interest in investing in, or otherwise pursuing a transaction with, SunPower. PE Firm 1 indicated that in its view SunPower did not have the financial capacity to support the amount of debt that would be required to obtain a sufficient equity return for PE Firm 1, given the financing needs of the UPP business and SunPower’s anticipated capital expenditure requirements. PE Firm 1 communicated that it did not have the ability to commit the required equity financing without either debt financing or an equity partner. SunPower and PE Firm 1 mutually decided to terminate discussions.

On February 1, 2011, Messrs. Arriola and Aschenbrenner updated the Board regarding possible strategic alternatives, including the status and nature of matters under discussion with Total and Company A, and the termination of discussions with PE Firm 1. The Board reviewed the various possible transactions presented and directed management to continue to engage in these discussions and to update the Board as appropriate. At this time, the Board indicated its support for the engagement of Deutsche Bank as financial advisor to SunPower in connection with ongoing strategic discussions. Shortly thereafter, SunPower engaged Jones Day as its legal counsel to assist with discussions.

Also on February 1, 2011, Messrs. Arriola, Aschenbrenner, Boynton, Chaperon, Giorno and Dargnies had a telephone call in which the representatives of Total solicited SunPower’s willingness to consider several potential alternatives to a joint venture.

On February 3, 2011, Mr. Aschenbrenner spoke via telephone with Messrs. Chaperon, Giorno and Dargnies who indicated that prior to finalizing Total’s approach to a transaction with SunPower, Total would need to resolve, among other things, how SunPower or any joint venture would be organized and operated following a transaction. Representatives of Total noted that it was not interested in managing any joint venture because it did not wish to disrupt our management team.

From February 7, 2011 to February 10, 2011, Messrs. Werner, Arriola, Aschenbrenner and other SunPower executives met with Messrs. Chaperon and Boisseau and other Total executives, as well as representatives of Messier Maris and Credit Suisse. SunPower provided further details regarding a possible strategic relationship with Total and engaged in preliminary discussions regarding how the process of formalizing the relationship might develop over time. SunPower executives also reviewed with Total the Initial Forecast. At this meeting, the SunPower executives informed Total that SunPower believed that the type of joint venture that the parties had been discussing would be unworkable, in part because of governance and operational complications that the parties had been unable to resolve. The representatives of Total again expressed concern about providing credit support of the magnitude requested by SunPower to an entity that Total would not control. The representatives of Total indicated that they were considering a substantial equity investment in SunPower, but that they planned to consult with Total’s senior management team over the subsequent weeks and attempt to propose a new business relationship that would achieve both companies’ objectives.

On February 8, 2011 Mr. Aschenbrenner met with a senior executive of another company (“Company B”) about a potential strategic collaboration. SunPower had from time to time in the past discussed with Company B various possible strategic collaborations. Over the following four weeks, the two executives engaged in a series of wide-ranging discussions involving potential synergies that could result from strategic cooperation across the value chain. During this period, Mr. Werner had a subsequent conversation with the chief executive officer of Company B to gauge its interest in pursuing a strategic relationship. In early March. SunPower decided not to pursue further discussions with Company B because of Company B’s inability to finance a cash transaction, the limited potential benefits of a stock combination and other factors specific to Company B.

On February 16, 2011 Messrs. Werner, Arriola, Boynton and Aschenbrenner attended a video conference with the chief executive officer and other representatives of Company A, during which the Company A representatives presented the framework of a proposal for the structure and valuation approach for a global UPP joint venture with SunPower. Shortly following the conclusion of the video conference, Mr. Aschenbrenner called Company A to inform it that the proposed approach was not acceptable to SunPower. On February 18, 2011, a senior executive of Company A informed Mr. Werner that Company A would not be willing to make a proposal that would meet SunPower’s valuation request. After this communication, SunPower did not pursue further strategic discussions with Company A.

On March 7, 2011, Mr. Boisseau presented to Mr. Werner a verbal proposal whereby Total would acquire a majority stake in SunPower via tender offer for Class A Shares and Class B Shares at a price of $22.50 per share. In connection with its acquisition of a majority stake in SunPower, Total proposed to provide credit support to SunPower increasing over time to a maximum of $1 billion.

On March 9, 2011 and March 10, 2011, Messrs. Giorno and Dargnies and other Total executives, together with representatives from Credit Suisse, met in person with Messrs. Arriola and Aschenbrenner and Bruce Ledesma, SunPower’s Executive Vice President and General Counsel, together with representatives from Deutsche Bank. At this meeting, representatives of Total provided additional detail with respect to the verbal proposal made to Mr. Werner on March 7, 2011. They specified that:

•

it was Total’s intent to acquire between 55% and 60% of each class of Shares in a tender offer transaction—representing Shares sufficient for Total to retain a majority interest in SunPower following potential dilutive issuances under convertible debentures and option exercises, among others;

•

Total would require that the Class A Shares and Class B Shares be combined into a single class of shares following the consummation of the tender offer, subject to receipt of an acceptable legal tax opinion;

•

Total would provide credit support in the form of a guarantee for letters of credit issued by SunPower to support our UPP business in an amount consistent with our business plan, with the annual amount to be guaranteed ranging from $445 million in 2011 to a maximum of $1 billion in 2016;

•	the size of the Board would be expanded to nine members, five of whom would be designated by Total, three of whom would be independent and one of whom would be Mr. Werner;

•

if Total were to acquire the balance of Tenesol from a subsidiary of the EDF Group, SunPower could then acquire Tenesol from Total for approximately $170 million and if SunPower were to fail to purchase Tenesol or to pay the price proposed by Total, then SunPower would incur an additional credit support fee of up to $170 million; and

•	a retention plan designed to ensure that certain employees and management remain with SunPower following the consummation of Total’s proposed transaction would be put in place.

Finally, Total requested that SunPower agree to negotiate detailed term sheets over the ensuing two-week period following which SunPower would agree to exclusively negotiate with Total for a period of 30 days in order to complete definitive documentation. SunPower’s representatives asked questions regarding Total’s proposal, but did not engage in substantive negotiations regarding the proposal at this meeting.

On March 11, 2011, Mr. Boisseau contacted Mr. Werner by telephone to discuss Total’s proposal. The Board met later that day to discuss Total’s proposal and other strategic alternatives that might be available to SunPower. Members of management, including Messrs. Werner, Arriola and Ledesma, as well as representatives of Deutsche Bank and Jones Day, participated in the meeting. Mr. Werner began the meeting by presenting an update as to the challenges facing SunPower and the solar industry generally. Mr. Werner indicated that, due to the factors discussed at the Board’s November strategic planning sessions and meeting, more recent Italian regulatory uncertainty and rapidly escalating price competition, management expected increasing difficulty in growing its business unless it effected a substantial transaction in which SunPower would obtain greater financial resources or additional access to capital. The Board expressed its continued support with this approach, consistent with its longstanding focus on bolstering SunPower’s balance sheet. Representatives of Deutsche Bank then provided an overview of the transaction proposed by Total and led a discussion with respect to the financial aspects thereof, including the potential value to our stockholders of the proposed credit support from Total.

Representatives of Jones Day reviewed the Board’s fiduciary duties in these circumstances. At the conclusion of these discussions, the Board instructed management to continue discussions with Total while also seeking alternative transactions that might produce a superior outcome for stockholders and determined to form an ad hoc transaction committee of independent directors composed of W. Steve Albrecht, Thomas R. McDaniel and Pat Wood, III. The transaction committee was tasked by the Board to closely monitor the status of the negotiations with Total, to manage the process to consider other possible alternative transactions and to make recommendations to the Board regarding potential transaction terms.

Following the Board meeting, Mr. Werner spoke via telephone with Mr. Boisseau. They agreed that members of each management team would meet on March 17 and 18, 2011 to discuss the terms of Total’s proposal, and that Mr. Werner would meet with Mr. Boisseau as well as Christophe de Margerie, Total’s Chief Executive Officer, on March 18, 2011 in Paris.

On March 13, 2011, Total’s legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation (“Wilson Sonsini”), distributed to Jones Day preliminary drafts of non-binding term sheets further outlining the various terms of the Total proposal. Also on March 13, a representative of Total sent Mr. Ledesma a legal due diligence request list and, continuing through April 28, 2011, representatives of Wilson Sonsini conducted legal due diligence on SunPower.

Also on March 13, 2011, the Board’s transaction committee held its first meeting to discuss Total’s initial proposal. Representatives of Jones Day and Deutsche Bank were also present. Messrs. Werner and Arriola reviewed in detail management’s proposed response to the key points of Total’s proposal. The transaction committee reviewed each term proposed by Total, taking into account the views of management, Deutsche Bank and Jones Day. The transaction committee provided instructions to management regarding the terms of a counterproposal to be delivered to Total, including price and with particular focus on the credit support as it related to value creation for the minority stockholders. Messrs. Werner and Arriola also provided the transaction committee a review of the discussions with Company A and Company B. Representatives of Deutsche Bank reviewed a number of factors to consider in determining whether to proactively solicit third party interest in an alternative strategic transaction prior to or following the execution of definitive agreements, and discussed a list of prospective third parties that it believed might reasonably be expected to have the resources and interest to engage in a potential business combination with, or otherwise provide the required credit support to, SunPower. In reviewing that list, management and members of the transaction committee reviewed both companies and private equity firms that had previously been contacted in reviewing strategic alternatives as well as other potential strategic partners. The transaction committee instructed Deutsche Bank that, before SunPower engaged in exclusive negotiations with Total, Deutsche Bank should conduct a market check process by contacting the parties it identified as potentially interested in and having the financial resources to pursue an alternative transaction that might result in a superior outcome for SunPower’s stockholders, including an acquisition of all of SunPower or an acquisition of a majority interest in SunPower on terms superior to those offered by Total. Following the meeting with management, the transaction committee met in executive session, as it did following all subsequent meetings.

Between March 13, 2011 and March 15, 2011, Deutsche Bank approached five parties to gauge their interest in pursuing a transaction with SunPower. On March 15, one of the parties (“Company C”) expressed interest in receiving non-public information about SunPower and Company C signed a confidentiality agreement on March 19, 2011, after which Deutsche Bank provided Company C with non-public business and financial information regarding SunPower. On March 16, another of the parties (“Company D”) expressed interest in receiving non-public information about SunPower and meeting with representatives of SunPower management.

On March 14, 2011, SunPower, acting in collaboration with its advisors from Jones Day and Deutsche Bank, provided a written response to the key terms of Total’s proposal to Total and its legal and financial advisors. This response included, among other things, enhancement to the credit support terms proposed by Total, a proposal that Total designate less than a majority of the Board and proposed protections for SunPower’s stockholders that would continue in a minority position following completion of the Offer.

On March 15, 2011, Messrs. Giorno and Dargnies and other representatives of Total, along with representatives of Credit Suisse, Messier Maris and Wilson Sonsini, met with Messrs. Arriola, Aschenbrenner and Ledesma and representatives from Deutsche Bank and Jones Day to hear SunPower’s response to Total’s proposal. At this meeting, Mr. Giorno expressed disappointment in SunPower’s response to Total’s proposal, including among other things the Board structure that SunPower had proposed, and concern that Total and SunPower would not be able to successfully negotiate a transaction. The meeting then adjourned with the understanding that each of SunPower and Total expected to resume discussions at a subsequent date.

On March 17, 2011 and March 18, 2011, Messrs. Aschenbrenner, Arriola and Ledesma, together with representatives of Deutsche Bank and Jones Day, met with Messrs. Giorno, Dargnies and Humbert de Wendel, Senior Vice President of Corporate Business Development for Total, together with representatives of Credit Suisse, Messier Maris and Wilson Sonsini. During the course of these meetings, the parties engaged in extensive negotiations regarding the terms of Total’s proposal. SunPower’s management team indicated, however, that it would not negotiate a termination fee or enter into exclusive negotiations with Total at that time, and further proposed that Total increase the per Share price in the Offer to $24.00.

On March 17, 2011, Messrs. Arriola and Ledesma updated the transaction committee on the status of the negotiations, particularly discussions regarding the price, form of credit support, protections for minority stockholders following completion of Total’s tender offer and Board composition. The transaction committee discussed various negotiating positions and provided direction to management, with a particular focus on obtaining the highest price possible and ensuring sufficient protection of SunPower’s minority stockholders following the completion of Total’s tender offer. Representatives of Deutsche Bank provided preliminary results of an update on the market check process, indicating that a total of five prospective parties had been approached with all five indicating a willingness to consider the opportunity. They also indicated that SunPower was negotiating a confidentiality agreement with Company C prior to providing access to non-public information about SunPower.

The March 17, 2011 meetings between the two management teams continued on March 18, 2011, as SunPower management and Total presented revised proposals. It became apparent during the course of these meetings that Total would not accept a transaction of a type under discussion unless it gained majority control of the Board. Total also again requested an exclusive negotiation period, which the SunPower representatives declined. Simultaneously, Mr. Werner met in Paris, France with Messrs. de Margerie and Boisseau and Patrick de La Chevardière, Total’s Chief Financial Officer, during which Mr. Werner proposed, among other things, that Total increase its offer price and provide SunPower with a revolving credit facility, in addition to credit support already proposed, that it could use to increase liquidity. Mr. Boisseau stated that Total would not be prepared to increase its offer from $22.50 per share at that time and that it believed that the credit support arrangements proposed by Total should provide SunPower with sufficient liquidity.

The transaction committee met on March 20, 2011 to obtain an update from our management team and provide guidance with respect to the negotiations with Total. Representatives of Jones Day and Deutsche Bank participated in this meeting. Messrs. Arriola and Ledesma and representatives of Jones Day reviewed in detail the status of each of the key negotiating points. They noted that progress had been made with respect to the form of credit support, protections for SunPower’s minority stockholders following completion of Total’s tender offer and Board composition. Deutsche Bank then informed the transaction committee that of the five parties contacted by Deutsche Bank, two parties had indicated that they would not be pursuing a potential transaction with SunPower, two (Company C and Company D) were still in active discussions and the remaining party was still considering whether to engage in discussions.

Following the March 20, 2011 meeting of the transaction committee, our management and Jones Day continued to negotiate the term sheets for the proposed definitive agreements with Total and Wilson Sonsini, and in particular requested Total’s commitment that it would not acquire the remainder of SunPower’s publicly traded equity without negotiating with our independent directors and obtaining the consent of the majority of the minority of SunPower’s stockholders.

On March 21, 2011, Wilson Sonsini distributed Total’s initial draft of the Credit Support Agreement to Jones Day.

On March 23, 2011, representatives of Deutsche Bank met by telephone with representatives of Company C to review various business and financial aspects of SunPower, the process for making a strategic proposal to SunPower and the objectives of the Board in pursuing a transaction. On March 24, 2011, Mr. Werner and the chief executive officer of Company C discussed SunPower’s process and objectives. On March 25, 2011, a representative of Company C notified Deutsche Bank that it no longer had any interest in pursuing a transaction with SunPower.

On March 25, 2011, the Board received an update from the transaction committee and our management with respect to the status of negotiations with Total and the progress of discussions with other interested parties. Representatives of Jones Day and Deutsche Bank participated at this meeting. Management provided an update with respect to the negotiations with Total. Representatives of Jones Day advised the Board on its fiduciary duties. Deutsche Bank led a discussion of the financial aspects of the transaction, including focus on the credit support agreement. The representatives of Deutsche Bank also noted that Company D was the only alternative participant that remained in active discussions and that one prospective party was still considering its interest.

On March 27, 2011, Wilson Sonsini distributed Total’s initial draft of the Tender Offer Agreement to Jones Day.

On March 28, 2011 and March 29, 2011, Messrs. Giorno and Dargnies and others from Total met with Messrs. Aschenbrenner and Arriola. Representatives of Messier Maris, Credit Suisse and Wilson Sonsini were present on behalf of Total, and representatives of Deutsche Bank and Jones Day attended on our behalf. During these meetings, the representatives of SunPower and Total continued to negotiate the terms of Total’s proposal, including the credit support that would be provided by Total, the governance terms that would be implemented following Total’s acquisition of a majority interest in SunPower, including minority stockholder protections, the conditions to Total’s obligation to close the Offer, and the process related to SunPower’s evaluation of an acquisition of Tenesol. The parties agreed that they would prepare a non-binding term sheet for a potential acquisition of Tenesol by SunPower, but that any definitive agreement or commitment by SunPower would be negotiated at a later time and approved by SunPower’s independent directors. At the conclusion of these meetings, Messrs. Arriola and Aschenbrenner met with representatives of Total to discuss the financial terms of the Offer. However, the representatives of Total resisted any discussion of an increase in the price payable by Total, other than to note that they did not believe that Total would be willing to pay a price in excess of $23.00 per Share.

On March 28, 2011, Messrs. Aschenbrenner and Boynton, together with representatives of Deutsche Bank, met with representatives of Company D to further discuss SunPower’s business and financial profile. Also on March 28, 2011 SunPower and Company D signed a confidentiality agreement, after which Deutsche Bank provided non-public business and financial information regarding SunPower.

On March 30, 2011, Mr. Boisseau contacted Mr. Werner and indicated that Total would be prepared to increase the per Share price to be paid in the tender offer to $23.00 subject to satisfactory negotiation of the remaining open issues.

On April 1, 2011, a representative of Total distributed an initial draft of a Research and Collaboration Agreement to Jones Day and Wilson Sonsini distributed Total’s initial draft of the Affiliation Agreement to Jones Day on April 2, 2011.

On April 4, 2011, SunPower’s transaction committee met to discuss the status of negotiations with Total. Mr. Arriola reviewed in detail the status of the material open negotiating points, including the offer price, credit support terms, tender offer termination provisions and associated termination fees, Board composition and the potential acquisition of Tenesol. Mr. Ledesma and Jones Day described at length the negotiation of minority stockholder protections following the closing of the tender offer. The transaction committee engaged in deliberations regarding the key transaction terms, providing feedback to management and its advisers. The representatives of Deutsche Bank led an update discussion with respect to financial aspects of the transaction. The representatives of Deutsche Bank also noted that management was still engaged in discussions with Company D; the fifth party had ultimately declined to participate in discussions with SunPower and there were no other participants considering pursuing a transaction with SunPower at that time. Following this meeting, Mr. Albrecht, the chairman of the transaction committee, and Mr. Werner updated Thurman J. Rodgers, the chairman of the Board, regarding the transaction committee’s meeting. During this discussion, it was suggested that Mr. Rodgers contact the chief executive officer of Company D regarding Company D’s possible interest in pursuing a transaction with SunPower. Mr. Rodgers made this contact on April 5, 2011.

Between April 6, 2011 and April 8, 2011, Messrs. Arriola, Aschenbrenner and Ledesma met with Messrs. Giorno and de Wendel and other representatives of Total to continue the negotiation of the terms of the proposed transaction. During this same period, representatives of Wilson Sonsini met with representatives of Jones Day to negotiate certain aspects of the definitive transaction documents.

Between April 7, 2011 and April 12, 2011, members of our management and representatives of Deutsche Bank held a number of conference calls with representatives of Company D to discuss our business operations, future prospects and our UPP business.

On April 9, 2011, Mr. Rodgers and Company D’s chief executive officer met to further discuss a possible transaction between Company D and SunPower.

On April 10, 2011, Messrs. Werner, Ledesma and Douglas Richards, our Executive Vice President, Human Resources and Corporate Services, briefed the Board’s compensation committee on possible management retention arrangements to ensure the retention of key members of management following the consummation of the Offer. On April 11, 2011, the chairs of the Board’s transaction and compensation committees discussed, with representatives of the compensation committee’s executive compensation consultant and Jones Day, the retention arrangements. Following discussions of the terms of SunPower’s existing change-in-control arrangements, Messrs. Werner, Ledesma and Richards were asked to join the discussion. Mr. Werner informed the directors that the SunPower negotiating team had been instructed not to discuss any retention arrangements with the Total negotiating team, and that management’s view was that if benefits were payable under the retention pool, if one were established, the recipients of such benefits would be required to waive certain rights under SunPower’s existing change of control agreements. It was the consensus of the group that the compensation committee’s executive compensation consultant should work under the direction of the compensation committee as to any retention pool proposal.

On April 12, 2011, Wilson Sonsini distributed Total’s initial draft of the Registration Rights Agreement to Jones Day and Jones Day delivered a response to Wilson Sonsini’s initial draft of the Tender Offer Agreement.

At a meeting of the transaction committee on April 12, 2011, Mr. Arriola provided an update of the key negotiating points with Total. Mr. Werner described the recent discussions between Mr. Rodgers and Company D’s chief executive officer and also provided an update on continuing developments in the solar energy sector, including the potential negative impact of the reduction or expected reduction of feed in tariffs (i.e., government mandated prices that utilities must pay for solar energy) in Italy and potentially Germany. Mr. Arriola reviewed with the transaction committee the effects of these and other adverse market developments on SunPower’s financial forecasts, which led management to develop a Management Case containing lower forecasted operating results.

On April 13, 2011, a senior executive of Company D contacted Mr. Werner to inform him that Company D may be prepared to pursue a minority investment in SunPower. Mr. Werner responded that such a transaction might be attractive to SunPower if Company D could provide sufficient credit support to SunPower to help fund SunPower’s future capital requirements. At the conclusion of this discussion, the parties agreed to arrange for a call among their financial personnel to review the parameters of potential credit support.

Between April 13, 2011 and April 15, 2011, Messrs. Giorno, de Wendel and Dargnies and other representatives of Total met with Messrs. Arriola and Ledesma. Representatives of Jones Day and Deutsche Bank, as well as representatives of Wilson Sonsini and Credit Suisse, participated in these meetings. The parties made significant progress with respect to the deal protection terms surrounding the Offer and agreed upon the termination fee structure reflected in the Tender Offer Agreement and on governance arrangements designed to protect the interests of our minority stockholders following the majority acquisition by Total, including the standstill and disinterested board approval provisions in the Affiliation Agreement. Representatives from Jones Day and Wilson Sonsini continued to negotiate the terms of the definitive agreements associated with the transaction through April 28, 2011.

On April 14, 2011, Messrs. Arriola and Boynton and representatives of Deutsche Bank participated in a conference call with representatives of Company D to review SunPower’s credit support objectives. On April 15, 2011, a senior executive from Company D contacted Mr. Werner to inform him that Company D was not prepared to move forward with any transaction with SunPower, principally due to the magnitude of the credit support requested by SunPower, the capital required to complete an investment and different views within Company D’s executive team regarding the attractiveness of the UPP business in Europe.

Also on April 14, 2011, the Board’s compensation committee held a special meeting to consider, among other things, the possible retention arrangements. The meeting was attended by, among others, Mr. Richards and representatives of the compensation committee’s executive compensation consultant and Jones Day. The compensation committee engaged in an extensive discussion regarding the benefits of implementing retention incentives following the completion of the Offer, including the increased risk of executive departures following the completion of the Offer in light of the fact that the proposed acquirer would be a large foreign oil company, the benefits to SunPower inherent in retaining key employees and practices in similar circumstances. Following discussion, the compensation committee directed the compensation consultant to continue discussions with Total and incorporate their feedback into the compensation committee’s draft proposal and to reconvene a further meeting of the compensation committee prior to any further interaction by management with Total on the specifics of the proposed retention incentives.

On April 16, 2011, Wilson Sonsini delivered initial drafts of proposed guaranties pursuant to which Total would agree to guarantee the performance by Purchaser of its obligations under the Tender Offer Agreement and the Affiliation Agreement.

On April 17, 2011, the Board’s compensation committee reconvened to discuss the possible management retention arrangements. The meeting was attended by Mr. Werner, representatives of the compensation committee’s executive compensation consultant and Jones Day. Mr. Werner reviewed in detail the preliminary suggestions prepared in response to the previous compensation committee meeting, responding to questions and comments from committee members. He explained that retention payments would be available to executives only if they waived certain rights under existing change-in-control arrangements. The committee’s consultant explained the methodology used to analyze the possible retention arrangement. At the conclusion of this discussion, the compensation consultant advised the compensation committee that, in the compensation consultant’s opinion, the proposed retention program was reasonable under the circumstances in terms of the total amount of the pool, the allocation between senior management and executives generally and vesting terms. The compensation committee determined that Mr. Werner, in consultation with the chair of the compensation committee and its consultant, should continue to refine the proposed retention amounts for review at a future meeting, and that the chair of the committee, in consultation with the committee’s compensation consultant, should discuss with Mr. Werner the allocation to him under the retention arrangement taking into account appropriate factors, including Mr. Werner’s existing compensation arrangements with SunPower, Mr. Werner’s change-in-control agreement, practices in other transactions and the cost of replacement of a CEO. These discussions were conducted and resulted in the allocation to Mr. Werner described in “Additional Information: Information about Golden Parachute Compensation.”

The Board met on April 21, 2011, with representatives of Deustche Bank and Jones Day in attendance. At this meeting, Mr. Albrecht provided a comprehensive update on the status of negotiations with Total and the progress made following the March 25, 2011 meeting of the Board. Mr. Arriola provided an overview of management’s updated financial outlook and reviewed with the Board market developments of the past several weeks, including recent Italian regulatory uncertainty, which had produced several areas of risk to the revenue and earnings targets reflected in the annual operating plan approved by the Board in February 2011. Messrs. Werner and Arriola then presented in detail the Management Case in light of these recent market developments. Members of the Board questioned management extensively regarding the Management Case. Jones Day then reviewed in detail each of the material terms contained in the current draft definitive agreements pertaining to the proposed transaction with Total. Following this discussion, Deutsche Bank led an updated discussion with respect to financial aspects of the transaction with Total. The chair of the Board’s compensation committee provided an update to the Board regarding retention incentives proposed by Total in the transaction. The Board engaged in deliberations regarding the terms of the proposed transaction, the financial aspects of the transaction and the possible retention arrangements. The Board further discussed the potential benefits to SunPower inherent in retaining key management and employees following a change of control. The compensation committee indicated that it would continue to oversee the retention incentive discussions with Total. At the conclusion of the meeting, it was the consensus of the Board that management should continue negotiations with Total.

During the period between April 21, 2011 and April 27, 2011, Mr. Richards and Stephen Douglas, Legal Director, Gas & Power division of Total, engaged in multiple teleconference negotiations with respect to Total’s proposed retention arrangements and the form of retention agreement proposed to be employed. Throughout this period, Mr. Richards was advised by Mr. Werner, who in turn was acting at the direction of the Board’s compensation committee.

On April 22, 2011, Messrs. Boisseau and Werner further discussed by telephone the aggregate retention pool based on direction from the Board’s compensation committee. During this discussion, the two agreed in principal to the terms of retention arrangements that would provide a pool of approximately 2.4 million restricted stock units to be granted to SunPower employees, including certain members of SunPower’s senior management team, which restricted stock units would vest over a three-year period and be conditioned upon and granted subsequent to the closing of the Offer. Mr. Werner advised Mr. Boisseau that the retention arrangements could not be entered into until subsequently reviewed by the compensation committee.

On April 25, 2011, Messrs. Boisseau and Werner discussed the price per Share to be paid by Total in the Offer. During this discussion, Mr. Boisseau agreed that Total would raise its offer price from $22.50 to $23.25 per Share assuming favorable negotiation of the remaining open issues.

On April 26, 2011, SunPower and Total reached agreement on the final form of the non-binding term sheet relating to a potential acquisition of Tenesol by SunPower.

During the evening of April 27, 2011 through to the morning of April 28, 2011, representatives of Jones Day and Wilson Sonsini and the managements of SunPower and Total negotiated the final points of the Tender Offer Agreement, Affiliation Agreement, Credit Support Agreement, Total guaranties and Research & Collaboration Agreement.

On April 28, 2011, the Board held a meeting to consider the proposed transaction with Total, with management and representatives from Jones Day and Deutsche Bank in attendance. Our management described the terms of the final negotiations with Total, including the terms of each of the agreements being entered into, and members of the Board asked questions and engaged in discussion. Representatives of Jones Day reviewed the material terms of the definitive documents, focusing on changes since the Board meeting on April 21, 2011, and again advised the Board of its fiduciary duties in the circumstances. Representatives of Deutsche Bank again provided a financial analysis of the proposed transaction. Representatives of Deutsche Bank then provided its oral opinion, which was subsequently confirmed in writing, that, as of April 28, 2011 and based upon and subject to the various considerations, assumptions, qualifications, limitations and other matters as set forth in the opinion (a written copy of which is attached to this Schedule 14D-9 as Annex B), the $23.25 per share offer price to be received by holders of Shares in the Offer was fair, from a financial point of view, to such holders, excluding Total and its affiliates. The Board then had further discussion of the factors relating to the acquisition, and at the conclusion of these discussions, among other things, unanimously (i) determined that the Offer and the Tender Offer Agreement (including the transactions contemplated by the Tender Offer Agreement) are fair to, and in the best interests of, SunPower and its stockholders, (ii) approved the Tender Offer Agreement and the transactions contemplated by the Tender Offer Agreement, including the Offer, and (iii) recommended that SunPower’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer. Following the conclusion of the Board meeting, SunPower and the Rights Agent executed and delivered the Rights Agreement Amendment to exempt the transactions contemplated by the Tender Offer Agreement from the Rights Plan.

The Tender Offer Agreement and Related Documents were subsequently executed by SunPower and Total following the Board meeting on April 28, 2011. Promptly following the execution of these documents, SunPower and Total issued a joint press release announcing the transaction.

(c) Reasons for the SunPower Board Recommendation.

The SunPower Board consulted with SunPower’s senior management, legal counsel and financial advisor in evaluating the Tender Offer Agreement, the Related Documents and the other transactions contemplated thereby, and in recommending that SunPower’s stockholders tender their Shares pursuant to the Offer. As part of this evaluation and recommendation process, the SunPower Board considered a number of reasons for its recommendation, including the following features which the SunPower Board believed supported its decisions:

•	the Offer will be paid in cash providing certainty, immediate value and liquidity to SunPower’s stockholders whose tenders are accepted;

•

the $23.25 per share price to be paid for each Share represents a 46% premium over the closing price of the Class A Shares and a 49% premium over the closing price of the Class B Shares on April 27, 2011, the last full trading day on the NASDAQ Global Select Market before the Offer and the related transactions were unanimously approved by SunPower’s Board and publicly announced;

•

the belief of the SunPower Board, based upon arm’s length negotiations with Purchaser, that the price to be paid by Purchaser is the highest price per share that Purchaser was willing to pay for the Company and that the terms of the Tender Offer Agreement and Related Documents include the most favorable terms to SunPower to which Purchaser was willing to agree;

•

the Offer allows SunPower’s stockholders to receive $23.25 in cash for a substantial portion of their Shares and, at the same time, provides them the opportunity to participate in the future performance of SunPower through continuing Share ownership;

•

the belief that having Total as a strategic, majority stockholder, and the terms of the Credit Support Agreement will, among other things, (i) increase SunPower’s financial resources, thereby helping facilitate its continued success in the solar industry, (ii) enhance SunPower’s ability to make strategic, long-term decisions, which will allow it to achieve its growth plans and increase manufacturing capacity over the next three years, and (iii) improve SunPower’s access to capital through the support of Total’s investment grade rating and strong banking relationships;

•

the fact that the review of historical and current information concerning SunPower’s business, financial performance and conditions, operations, management, competitive positions and prospects by the SunPower Board supported the conclusion that the Offer and other transactions contemplated thereby were in the best interests of SunPower’s stockholders;

•

the belief of the SunPower Board after a thorough review of strategic alternatives and discussions with the management of SunPower and its advisors, that the value offered to stockholders pursuant to the Offer is more favorable to the stockholders of SunPower than the potential value that might have resulted from other strategic opportunities reasonably available to SunPower, including remaining as an independent company or pursuing a business combination transaction or joint venture with another party;

•

the fact that discussions with potential strategic partners (including through the market check process conducted by SunPower’s advisors at the direction of the SunPower Board) failed to produce another party with the interest and ability to proceed with a business combination that could reasonably be expected to result in a more favorable outcome for SunPower’s stockholders;

•

the belief that Total and SunPower share a common vision for the solar industry: a wide variety of energy sources will be required to meet coming increases in global energy demand, and the development of renewable energies—particularly solar—will be paramount in ensuring a balanced energy mix alongside conventional resources;

•	the belief that through access to Total’s financial strength, SunPower will have additional resources to accelerate the development of its business and further leverage its existing technology;

•	the belief that SunPower’s world-class management team will continue to operate SunPower as a stand-alone business, supported by strategic financial and operational resources from Total;

•

the belief that the credit support provided by Total pursuant to the Tender Offer Agreement, Related Documents and the transactions contemplated thereby will (i) significantly de-risk the achievement of SunPower’s business plan, and may allow for accelerated growth in solar project development, manufacturing activities, and other capital expenditure opportunities, (ii) free up cash currently locked in existing letters of credit or restricted cash collateral accounts, which requirements will continue to grow over time, (iii) likely increase the availability of additional and lower-cost capital, and (iv) assist SunPower in avoiding potential dilution from new financing transactions;

•

the belief that Total’s presence in over 130 countries, including countries in the Middle East, Asia, Africa and South America will help SunPower to capitalize on growth in new markets as they become viable for the solar industry;

•	the belief that Total and SunPower share a common strategy of pursuing a vertically integrated business model that operates in a wide range of activities across the solar sector value chain;

•	the belief that the R&C Agreement entered into with Purchaser could expand SunPower’s research and development capacity and resources;

•	the belief that SunPower will retain its entrepreneurial and high growth orientation and business culture with its existing management and employees;

•

the belief of SunPower’s Board that, based upon the advice of counsel, the Affiliation Agreement provides reasonable and arms-length negotiations with Total protections of the interests of the public stockholders after completion of the Offer, including, without limitation, imposing certain restrictions on Purchaser’s ability to acquire additional Shares and to effect certain fundamental corporate transactions;

•

the fact that the Tender Offer Agreement permits the SunPower Board to respond appropriately to an unsolicited offer from a third party and to terminate the Tender Offer Agreement if there is a superior proposal and it is necessary to terminate the Tender Offer Agreement for SunPower’s Board to comply with its fiduciary duties under applicable law;

•	the conclusion of the SunPower Board that the amount of the termination fee payable by SunPower was reasonable in light of the benefits of the transaction;

•

the likelihood of Total and SunPower obtaining any necessary regulatory approvals, including the termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and EC Merger Regulation;

•

the opinion of Deutsche Bank to the board of directors to the effect that, as of the date of the opinion and based upon and subject to certain matters described therein, the $23.25 per share offer price to be received by holders of Shares in connection with the Offer is fair, from a financial point of view, to such holders, excluding Total and its affiliates;

•	the limited number and nature of conditions to closing of the Offer, including that it is not subject to a financing condition; and

•	the other terms and conditions of the Offer.

The SunPower Board also considered a variety of risks and other potentially negative factors of the Tender Offer Agreement and the Related Documents, including the following:

•	the fact that the successful consummation of the Offer will result in Purchaser’s ability to control the SunPower Board as well as the strategic direction of SunPower;

•

the fact that public stockholders of SunPower are less likely in the future to receive a premium for their remaining shares from any party other than Total and that Total is not obligated to purchase the remaining Shares outstanding;

•

the significant reduction in SunPower’s public float that would occur upon consummation of the Offer, and the possibility that such a reduction could make it more difficult for SunPower to access the capital markets or attract the interest of analysts and investors, and could thereby reduce trading liquidity in the Shares and/or have a negative effect on SunPower’s stock prices;

•

the fact that Total’s company history as an oil and gas company organized under the laws of the Republic of France may create a cultural gap with SunPower that could be disruptive to the day-to-day operations of SunPower and have a negative effect on its employees, and any existing or future customers and other stakeholders;

•	the fact that there may be alternative strategies to fund the growth of SunPower’s business which may permit SunPower to retain full independence;

•

the fact that the consummation of the Offer and related transactions may, in the future, create additional layers of reporting for SunPower with the result of detracting management’s primary attention and focus away from managing SunPower’s business and operations;

•	the fact that the Offer and the other related transactions may not be consummated in a timely manner or at all;

•

in connection with the Tenesol Term Sheet, SunPower may need to perform additional diligence and evaluate a potential restructuring with respect to a proposed acquisition of Tenesol, which would need to be negotiated by SunPower with a controlling stockholder, but would require approval of SunPower’s disinterested directors in accordance with the Affiliation Agreement;

•

the termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirors from making a competing offer for SunPower that might be more advantageous to SunPower’s stockholders; and

•

the restrictions in the Tender Offer Agreement on the conduct of SunPower’s business prior to the consummation of the Offer, which may delay or prevent SunPower from undertaking business or other opportunities that may arise prior to the consummation of the Offer.

SunPower’s Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer were outweighed by the potential benefits of the Offer.

The foregoing discussion summarizes the material information and factors considered by SunPower’s Board in its consideration of the Offer. SunPower’s Board collectively reached the unanimous decision to approve the Offer in light of the factors described above and other factors that each member of the board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the board of directors did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Individual members of the board of directors may have given different weight to different factors.

(d) Intent to Tender.

To SunPower’s knowledge, after making reasonable inquiry, four of SunPower’s seven directors and all of SunPower’s executive officers currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such director or executive officer acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(e) Financial Forecasts.

SunPower’s management prepares forecasts of its expected financial performance for internal use as part of its ongoing management of the business. SunPower does not, as a matter of course, make public forecasts as to future performance or earnings beyond the next succeeding fiscal quarter and the current fiscal year, in part because of the unpredictability, particularly over time, of the underlying assumptions and estimates. In July and August 2010, management worked with a consulting firm to build a 10-year plan. This plan was refined in early February 2011 to build a management case for SunPower’s global operations in 2011 and 2012. We refer to this case as the “Initial Forecast”. The assumptions underlying the Initial Forecast included the following:

•

A moderate decline in the Italian Feed-in-Tariff (“FIT”) (14% in 2011 and approximately 10% thereafter), without caps or agricultural land limitations, that would support continued growth of the market;

•	A global market of 50 GW in 2015, with continued growth period over period, and an average selling price (“ASP”) decline that was roughly on track with our cost reduction roadmap;

•	The availability of project finance and access to corporate debt and equity markets;

•

Continued improvement in operations, including driving down panel costs and balance of system costs, growing SunPower’s dealer base, and improving efficiency in terms of operating expense as a percent of revenue from 12% in 2010 to 8.4% in 2012;

•	Cost and ASP reduction in the solar industry, resulting in a market that is competitive with traditional sources of energy;

•	Continued government support for large scale solar projects to replace gas and coal fired electricity generation, and a growing share of new energy demand served by solar power; and

•	SunPower’s construction of one fab per year (with production capacity of approximately 700 MW per fab).

SunPower provided the Initial Forecast to Total on February 9, 2011, and also provided the Initial Forecast to the parties with which SunPower shared forward-looking information in the strategic assessment and market check processes described in Item 4(b) (“Background and Reasons for the SunPower Board’s Recommendations”), and to Deutsche Bank. The Initial Forecast is being provided in this document because SunPower made it available to the foregoing parties in connection with their respective due diligence reviews of SunPower.

On February 10, 2011, the Italian regulator for solar programs, the GSE, confirmed prior publicly announced estimates that the volume of solar systems completed in Italy in 2010 was more than 3 times the volume the GSE had earlier publicly disclosed. On March 3, 2011, the Italian government passed a new legislative decree stating that the current solar FIT would conclude on May 31, and that Italy would adopt a new FIT on June 1. The details of the new FIT program were not included in the legislative decree. The decree also set forth a limit on the construction of solar plants on agricultural land. These announcements, and the surrounding uncertainty around the ultimate resolution of the FIT and agricultural limitations, had a materially negative effect on the market for solar systems in Italy. Solar projects planned for 2011 were delayed, which has driven down both demand and average selling prices for solar panels. Analysts expect that power plant pipelines intended for construction in 2012 will have limited viability, resulting in overall reduced global market size projections for 2012 forward. Due to capacity expansion and reduced demand expectations, analysts also expect price competition to increase and to be sustained for several years. These deployments negatively affected SunPower’s outlook on market volume, requiring that management reconsider several of the assumptions it had used in preparing the Initial Forecast.

SunPower management, in light of the changed circumstances determined in March 2011 that certain of the assumptions underlying the Initial Forecast were outdated in light of the circumstances, and no longer represented management’s best estimate of the factors likely to affect SunPower’s financial performance in the future. Accordingly, in early April 2011, SunPower management prepared a revised forecast based on assumptions that management believed more accurately reflected SunPower’s prospects in light of the events described above. We refer to this forecast as the “Management Case.” The assumptions underlying the Management Case included the following:

•	24% FIT reduction in Italy;

•	Continued building out of Italian solar projects in 2011 despite delays, but a much smaller Italian market in 2012 and beyond;

•	General oversupply and a global market of 28GW in 2015;

•	Improvement in operating expenses as a percentage of revenue from 12.6% to 8.8% in 2012;

•	Shifting of SunPower’s sales from solar power systems to components; and

•	Delays in SunPower’s construction of fabs based on reduced cash flow to finance fab expansion.

SunPower provided the Management Case to Deutsche Bank on April 10, 2011 for use in connection with the financial analyses underlying its fairness opinion described on page 2. Representatives from Deutsche Bank provided the Management Case to Total and its representatives during meetings commencing on April 13, 2011 and ending on April 15, 2011. The forecasts provided by SunPower’s management and described above are summarized in the tables set forth below:

	Initial Forecast
	2011	2012
	U.S. $ in millions, except EPS amounts
Revenue	$3,125	$4,910
Gross Profit	$683	$1,127
EBITDA	$460	$819
EPS	$2.46	$5.25

	Management Case
	2011	2012	2013	2014	2015
	U.S. $ in millions, except EPS amounts
Revenue	$2,850	$3,715	$4,183	$5,444	$6,960
Gross Profit	$642	$715	$870	$1,111	$1,434
EBITDA	$420	$511	$620	$779	$1,037
EPS	$2.03	$2.58	$3.35	$4.13	$5.45

These forecasts were not prepared with a view to public disclosure or compliance with published guidelines of the Securities and Exchange Commission (the “SEC”) or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles, and SunPower’s independent auditors have not examined, compiled or performed any procedures with respect to the forecasts, nor have they expressed any opinion or any other form of assurance on such forecasts, or on the likelihood that SunPower may achieve the results contained in the forecasts.

Like all forecasts, these forecasts are subjective in many respects and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The forecasts also reflect numerous estimates and assumptions of SunPower’s management, some of which are detailed above, with respect to general business, economic, market and financial conditions and other matters. The forecasts constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the forecasted results, including, but not limited to, SunPower’s performance and ability to achieve strategic goals over the applicable periods, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described under “Risk Factors” in SunPower’s Annual Report on Form 10-K for the year ended January 2, 2011 and in SunPower’s other filings with the SEC. The forecasts should not, therefore, be considered a guaranty of future operating results. The inclusion of the forecasts in this document should not be regarded as an indication that any of Total, Purchaser, SunPower, Deutsche Bank or their respective affiliates or representatives consider the forecasts to be necessarily predictive of actual future events, and the forecasts should not be relied upon as such.

The forecasts should be evaluated in conjunction with the historical financial statements and other information regarding SunPower contained in SunPower’s public filings with the SEC. The forecasts do not take into account any circumstances or events occurring after the date they were prepared. Further, the forecasts do not take into account the effect of any failure of the Offer to be consummated and should not be viewed as accurate or continuing in that context.

(f) Opinion of Deutsche Bank.

Deutsche Bank has acted as financial advisor to SunPower in connection with the Tender Offer Agreement, pursuant to which Purchaser will conduct the Offer and pay the Offer Price for each Share accepted in the Offer. In conjunction with the Tender Offer Agreement, SunPower and Purchaser will enter into the Related Documents (the transactions contemplated by the Tender Offer Agreement and the Related Documents, collectively, the “Transaction”). At the April 28, 2011 meeting of the Board, Deutsche Bank delivered its oral opinion and subsequently confirmed its oral opinion in a written opinion to the Board indicating that, as of April 28, 2011, the date of such written opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by Deutsche Bank it is Deutsche Bank’s opinion as investment bankers that the Offer Price to be received by holders of Shares in the Offer is fair, from a financial point of view, to such holders, excluding Total and its affiliates.

The full text of Deutsche Bank’s written opinion, dated April 28, 2011 (referred to as the “Deutsche Bank Opinion”), which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken by Deutsche Bank in connection with the Deutsche Bank Opinion, is attached as Annex B to this Schedule 14D-9 and is incorporated herein by reference. SunPower stockholders are urged to read the Deutsche Bank Opinion carefully and in its entirety. The summary of the Deutsche Bank Opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Deutsche Bank Opinion.

In connection with Deutsche Bank’s role as financial advisor to SunPower, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information concerning SunPower, certain internal analyses, financial forecasts and other information relating to SunPower prepared by management of SunPower. Deutsche Bank also held discussions with certain senior officers of SunPower regarding the businesses and prospects of SunPower. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Shares, (ii) to the extent publicly available, compared certain financial and stock market information for SunPower with similar information for certain other companies it considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which it deemed relevant, (iv) reviewed the Tender Offer Agreement and Related Documents, and (v) performed such other studies and analyses and considered such other factors as it deemed appropriate.

In preparing the Deutsche Bank Opinion, Deutsche Bank did not assume responsibility for the independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning SunPower, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of the Deutsche Bank Opinion, Deutsche Bank, with the permission of SunPower, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of SunPower, Total or Purchaser or any of their respective subsidiaries, nor has it evaluated the solvency or fair value of SunPower under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with the permission of the Board that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of SunPower as to the matters covered thereby. In rendering the Deutsche Bank Opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. The Deutsche Bank Opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of such opinion. In conducting its analysis and arriving at the Deutsche Bank Opinion, Deutsche Bank was aware of but did not rely on the Initial Forecast because management advised Deutsche bank that such forecast was no longer a reliable estimate of SunPower’s future financial performance.

For purposes of rendering the Deutsche Bank Opinion, Deutsche Bank has assumed, with the Board’s permission, that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. Deutsche Bank is not a legal, regulatory, tax or accounting expert and has relied on the assessments made by SunPower and its advisors with respect to such issues.

Set forth below is a brief summary of certain financial analyses performed by Deutsche Bank in connection with rendering the Deutsche Bank Opinion and reviewed with the SunPower Board at its meeting on April 28, 2011.

Historical Stock Performance. Deutsche Bank reviewed and analyzed recent and historical market prices and trading volume for the Shares and compared such market prices to certain stock market and industry indices.

Deutsche Bank also analyzed the Offer Price to be received by SunPower stockholders in the Offer in relation to the closing market price of the Class A Shares and Class B Shares as of April 27, 2011, the last trading date prior to the date of announcement of the Transaction, and the 30-day average closing price (for the period of time ended April 27, 2011) of the Class A Shares and Class B Shares. This analysis indicated that the Offer Price to be paid to SunPower stockholders in the Offer represented:

•	a premium of 46% on the Class A Shares and a premium of 49% on the Class B Shares, based upon the respective closing price of the Class A Shares and the Class B Shares on April 27, 2011.

•	a premium of 43% on the Class A Shares and a premium of 46% on the Class B Shares based upon the respective 30-day average closing price of the Class A Shares and the Class B Shares.

•

a premium of 27% on the Class A Shares and a premium of 30% on the Class B Shares based upon the highest closing price of the Class A Shares and the Class B Shares in the 12 months prior to April 27, 2011.

•

a premium of 132% on the Class A Shares and a premium of 147% on the Class B Shares based upon the lowest closing price of the Class A Shares and the Class B Shares in the 12 months prior to April 27, 2011.

Premiums Comparison. Deutsche Bank compared the premiums provided in the Offer with premiums provided in (i) completed U.S. technology mergers and acquisition transactions between 2009 and 2011 between $1 billion and $5 billion in size, excluding those with negative premiums and premiums above 100% (the “Selected Technology Transactions”), and (ii) completed acquisitions of ownership stakes greater than 50% and less than 100% in a tender offer for U.S. public company shares from between 1989 and 2011, excluding distressed and financial sponsor transactions (the “Selected Tender Offers”, and together with the Selected Technology Transactions, the “Selected Precedent Transactions”). This analysis indicated that, compared with the above outlined one-day premium of 46% on the Class A Shares and one-day premium of 49% on the Class B Shares, the Selected Precedent Transactions provided:

•	a median one-day premium of 33% for the Selected Technology Transactions.

•	a median one-day premium of 28% for the Selected Tender Offers from the period of time between 2000 and 2011.

•	a median one-day premium of 40% for the Selected Tender Offers from the period of time between 1989 and 2011.

Analysis of Selected Publicly Traded Companies. Deutsche Bank compared certain financial information and commonly used valuation measurements for SunPower to corresponding information and measurements for a group of five publicly traded vertically integrated solar power companies: SolarWorld AG, MEMC Electronic Materials Inc., Yingli Green Energy Holding Company Ltd., Suntech Power Holdings Company Ltd. and Trina Solar Ltd. (the “Selected Companies”). Such financial information and valuation measurements included, among other things, (i) common equity market valuation; (ii) operating performance; (iii) ratios of common equity market value as adjusted for debt and cash (“Enterprise Value”) to revenues, earnings before interest expense, income taxes and depreciation and amortization (“EBITDA”) and earnings before interest expense and income taxes (“EBIT”); and (iv) ratios of common equity market prices per share (“Equity Value”) to earnings per share (“EPS”). To calculate the trading multiples for SunPower and the Selected Companies, Deutsche Bank used publicly available information concerning historical and projected financial performance. Deutsche Bank also used the Management Case and Wall Street estimates (the “Street Case”).

As part of this analysis, Deutsche Bank estimated and applied multiple ranges to the Shares (both Class A Shares and Class B Shares) as follows:

•

a range of implied Share prices based upon a selected range of EBITDA multiples, on an estimated calendar year 2011 basis, of 4.5x to 6.0x was $17.12 to $23.04 for the Management Case and $15.37 to $20.70 for the Street Case.

•

a range of implied Share prices based upon a selected range of EBITDA multiples, on an estimated calendar year 2012 basis, of 4.5x to 6.0x was $20.97 to $28.17 for the Management Case and $19.29 to $25.93 for the Street Case.

•

a range of implied Share prices based upon a selected range of EPS multiples, on an estimated calendar year 2011 basis, of 7.0x to 10.0x was $14.18 to $20.26 for the Management Case and $13.97 to $19.96 for the Street Case.

•

a range of implied Share prices based upon a selected range of EPS multiples, on an estimated calendar year 2012 basis, of 6.5x to 8.5x was $16.77 to $21.92 for the Management Case and $14.95 to $19.55 for the Street Case.

None of the companies utilized as a comparison are identical to SunPower. Accordingly, Deutsche Bank believes the analysis of publicly traded comparable companies is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect the public trading value of the comparable companies.

Analysis of Selected Precedent Transactions. Deutsche Bank reviewed the financial terms, to the extent publicly available, of four completed mergers and acquisition transactions since December 2007 in the solar power industry (the “Selected Transactions”). Deutsche Bank calculated various financial multiples based on certain publicly available information for each of the Selected Transactions and compared them to corresponding financial multiples in the Transaction. Deutsche Bank used the Management Case and Street Case for its analysis of the Selected Transactions. The transactions reviewed were:

Announcement Date	Target / Acquiror
12/04/07	Solarfun Power Holdings Co. Ltd. / Good Energies Inc.
06/02/08	ersol Solar Energy AG / Robert Bosch GmbH
08/02/09	aleo solar AG / Robert Bosch GmbH
08/03/10	Solarfun Power Holdings Co. Ltd / Hanwha Chemical Corp.

As part of its analysis, Deutsche Bank estimated ranges of EBITDA multiples of 5.0x to 7.0x for the last 12 months and 4.5x to 6.5x for the next 12 months. Applying these multiples to SunPower EBITDA for the last twelve months resulted in a price per Share range of $16.41 to $23.22. Applying these multiples to SunPower estimates resulted in an implied equity value per Share range of $17.12 to $25.01 in the Management Case and $15.37 to $22.48 in the Street Case.

All multiples for the Selected Transactions were based on public information available at the time of announcement of such transaction, without taking into account differing market and other conditions during the period of time during which the Selected Transactions occurred. Because the reasons for, and circumstances surrounding, each of the precedent transactions analyzed were so diverse, and due to the inherent differences between the operations and financial conditions of SunPower and the companies involved in the Selected Transactions and other transactions described herein, Deutsche Bank believes that a comparable transaction or premiums paid analysis is not simply mathematical. Rather, it involves complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences between the characteristics of these transactions and the Transaction that could affect the value of the subject companies and businesses and SunPower.

Discounted Cash Flow Analysis. Deutsche Bank performed a discounted cash flow analysis for SunPower based on the Management Case. Deutsche Bank calculated the discounted cash flow values for SunPower as the sum of the net present values of (i) the estimated unleveraged free cash flows that SunPower will generate for the calendar years 2011 through 2015, plus (ii) the terminal value of SunPower at the end of such period. The terminal values of SunPower were calculated based on the perpetuity method. Deutsche Bank used discount rates ranging from 14.5% to 16.5% and perpetuity growth rates ranging from 6.0% to 8.0%. Deutsche Bank used such discount rates based on its judgment of the estimated weighted average cost of capital of SunPower and such perpetuity growth rates based on the growth rates in the terminal year of management’s estimates. This analysis indicated a range of values per Share of $19.87 to $31.48.

The foregoing summary describes all analyses and factors that Deutsche Bank deemed material in its presentation to the Board, but is not a comprehensive description of all analyses performed and factors considered by Deutsche Bank in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at the Deutsche Bank Opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide the Deutsche Bank Opinion to the Board as to the fairness, from a financial point of view, of the Offer Price to be received by holders of Shares in the Offer to such holders, excluding Total and its affiliates, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Deutsche Bank made, and was provided by SunPower management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond SunPower’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of SunPower, Deutsche Bank or their respective advisors, neither SunPower nor Deutsche Bank nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Transaction were determined through negotiations between SunPower and Total and were approved by the Board. Although Deutsche Bank provided advice to SunPower during the course of these negotiations, the decision to enter into the Transaction was solely that of the Board. As described above, the opinion and presentation of Deutsche Bank to the Board were only one of a number of factors taken into consideration by the Board in making its determination to approve the Transaction. The Deutsche Bank Opinion was provided to the Board to assist it in connection with its consideration of the Transaction. Deutsche Bank expressed no opinion as to the merits of the underlying decision by SunPower to engage in the Transaction, whether any holder of Shares should tender Shares in the Offer or the price at which Shares will trade at any time.

SunPower selected Deutsche Bank as financial advisor in connection with the Transaction based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. SunPower has retained Deutsche Bank pursuant to a letter agreement dated January 31, 2011 (the “Engagement Letter”). As compensation for Deutsche Bank’s services in connection with the Transaction, SunPower agreed to pay Deutsche Bank $1,500,000 upon delivery of the Deutsche Bank Opinion and $10,000,000 (plus an incentive fee of up to $2,000,000 in SunPower’s discretion) if the Offer is completed (against which the opinion fee will be credited). Regardless of whether the Offer is completed, SunPower has agreed to reimburse Deutsche Bank for the reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. SunPower has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). Deutsche Bank has, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Total, Purchaser and SunPower or their respective affiliates for which it has received compensation, including acting as bookrunner on a concurrent common stock and convertible debenture offering by SunPower in April 2009, bookrunner on a convertible debenture offering by SunPower in March 2010, a counter-party for a portion of the call-spreads associated with each of such convertible debenture offerings (the “Call-Spreads”), and lead underwriter in a letter of credit facility for SunPower (the “L/C Facility”) in 2010. Members of the DB Group may realize a profit or loss on the Call-Spreads based upon the Offer. Letters of credit guaranteed under the Credit Support Agreement may be used to replace letters of credit issued pursuant to the L/C Facility. DB Group may also provide investment and commercial banking services to the Purchaser and SunPower in the future, for which Deutsche Bank would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Total, the Purchaser and SunPower for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

ITEM 5.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

SunPower has retained Deutsche Bank as its financial advisor in connection with the Tender Offer Agreement. Deutsche Bank has provided an opinion as to the fairness, from a financial point of view of the Offer Price to be received by holders of Shares in the Offer to such holders (excluding Total and its affiliates), a copy of which is filed as Annex B hereto and is incorporated herein by reference.

SunPower has retained Deutsche Bank pursuant to the Engagement Letter. As compensation for Deutsche Bank’s services in connection with the Transaction, SunPower agreed to pay Deutsche Bank $1,500,000 upon delivery of its opinion and $10,000,000 (plus an incentive fee of up to $2,000,000 in SunPower’s discretion) if the Offer is completed (against which the opinion fee will be credited). Regardless of whether the Offer is completed, SunPower has agreed to reimburse Deutsche Bank for the reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Transaction or otherwise arising out of the retention of Deutsche Bank under the Engagement Letter. SunPower has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Transaction.

Except as set forth above, neither SunPower nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the SunPower concerning the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

No transaction in Shares have been effected during the past 60 days by SunPower or, to the knowledge of SunPower, any current executive officer, director, affiliate or subsidiary of SunPower, except for the following transactions:

Name of Person	Transaction Date	Number of Class A Shares	Price Per Share	Nature of Transaction
Bruce R. Ledesma	3/7/2011	5,276	$16.46	Disposition of Shares(a)
Marty T. Neese	3/8/2011	8,442	$15.71	Disposition of Shares(a)
Howard J. Wenger	4/1/2011	2,000	$17.21	Disposition of Shares(a)
Howard J. Wenger	4/29/2011	7,250	$21.81	Disposition of Shares(a)
Thomas H. Werner	4/29/2011	25,000	n/a	Gift of Shares to Marquette University
Howard J. Wenger	5/2/2011	2,000	$21.04	Disposition of Shares(a)
Bruce R. Ledesma	5/3/2011	2,000	$21.26	Disposition of Shares(a)

(a)	The Class A Shares were sold pursuant to a previously adopted rule 10b5-1 trading plan.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Statement, SunPower is not engaged in any negotiation in response to the Offer which relates to (1) a tender offer or other acquisition of SunPower’s securities by Purchaser, any subsidiary of SunPower or any other person, (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving SunPower or any subsidiary of SunPower, (3) any purchase, sale or transfer of a material amount of assets by SunPower or any subsidiary of SunPower or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of SunPower. Except as set forth above, there are no transactions, resolutions of the SunPower Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this paragraph.

ITEM 8.	ADDITIONAL INFORMATION.

(a) Section 14(f) Information Statement.

The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser and SunPower, of certain persons to be appointed to the SunPower Board, other than at a meeting of SunPower’s stockholders as described in the Information Statement, and is incorporated herein by reference.

(b) Annual Report on Form 10-K and Current Reports on Form 8-K.

For additional information regarding the business and financial results of SunPower, please see the following documents that have been filed by SunPower with the SEC, each of which is incorporated herein by reference:

•	SunPower’s Annual Report on Form 10-K for the year ended January 2, 2011.

•

SunPower’s Current Reports on Form 8-K filed with the SEC since January 2, 2011 (other than with respect to information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01).

(c) Board Action Regarding Rights Agreement.

On August 12, 2008, the Company adopted the Rights Agreement to guard against partial tender offers and other coercive tactics to gain control of SunPower without offering a fair and adequate price to all of SunPower’s stockholders. Under the Rights Agreement, the rights will become exercisable if a person becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the Shares or 20% or more of the Class B Shares.

Immediately prior to the execution of the Tender Offer Agreement, SunPower and Computershare Trust Company, N.A. entered into an amendment to the Rights Agreement, dated April 28, 2011, in order to, among other things, render the rights therein inapplicable to each of (1) the approval, execution or delivery of the Tender Offer Agreement, including the approval, execution and delivery of any amendments thereto, (2) the commencement or consummation of the Offer, (3) the consummation of the other transactions contemplated by the Tender Offer Agreement and the Related Agreements, or (4) the public or other announcement of any of the foregoing.

Copies of the Rights Agreement and the amendment to the Rights Agreement have been filed as Exhibits (e)(9) and (e)(10), respectively, to this Statement and are incorporated herein by reference.

(d) Appraisal Rights.

Appraisal rights are not available to holders of Shares in connection with the Offer.

(e) Anti-takeover Statutes.

Delaware Anti-takeover Statute. As a Delaware corporation, SunPower is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by two-thirds of the outstanding voting stock which the interested stockholder did not own.

The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

SunPower’s board of directors has taken all action necessary to exempt the Offer, the Tender Offer Agreement and the other transactions with each of Purchaser and Total from the restrictions on business combinations contained in Section 203 of the DGCL.

Other State Anti-takeover Statutes. SunPower conducts business in a number of states throughout the United States, some of which have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, SunPower and Purchaser will, and are required by the Tender Offer Agreement to, use reasonable best efforts to consummate the Offer as promptly as practicable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that the anti-takeover laws of any state are applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for payment any Shares tendered.

Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer, and we have not complied with any such laws except as described herein. To the extent that certain provisions of these laws purport to apply to the Offer, SunPower believes there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held, in Grand Metropolitan PLC v. Butterworth, that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

(f) Antitrust.

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the Tender Offer Agreement and the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on May 2, 2011. As a result, the waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on May 17, 2011. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from Purchaser. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, ten days after Purchaser’s substantial compliance with such request. Thereafter, the transaction could only be delayed by regulators if the regulators were to seek and obtain injunctive relief. Purchaser made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See The Offer to Purchase—Section 15—“Conditions of the Offer.” Subject to certain circumstances described in The Offer to Purchase—Section 4—“Withdrawal Rights,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If Purchaser’s acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer will be extended in accordance with the provisions of the Tender Offer Agreement. See The Offer to Purchase—Section 11—“Background of the Offer; Contacts with SunPower” and The Offer to Purchase—Section 12—“Transaction Documents”—“The Tender Offer Agreement.”

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of Purchaser’s or SunPower’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. SunPower does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See The Offer to Purchase—Section 15—“Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

The Offer is subject to merger control clearance by the Commission pursuant to the EC Merger Regulation. Under the EC Merger Regulation, a transaction meeting certain thresholds may not be completed before it is notified to the European Commission (the “Commission”) and the Commission (a) has not declared that the transaction does not to fall within the scope of the EC Merger Regulation, (b) has declared that the transaction is compatible with the common market, or (c) has been deemed to have declared that the transaction is compatible with the common market. The purchase of Shares pursuant to the Offer falls under the definition of a notifiable concentration pursuant to the EC Merger Regulation.

Within 25 working days of the notification of the Offer, the Commission must decide whether to approve the Offer or to open an in-depth (Phase II) investigation. If a decision is not taken within this period, the Offer is deemed to have been approved. This period is extended to 35 working days if the parties propose remedies to resolve any competition concerns the Commission may have, or if a Member State requests that all or part of the Offer be referred to its national competition authority for review under national merger control legislation. The Commission will open a Phase II investigation only if it has serious doubts that the Offer will significantly impede competition in the single market or a substantial part of it, and the parties have not offered remedies that resolve those doubts. If an in-depth investigation (Phase II) is opened, the Commission’s investigation can take up to further 90 working days, which can be extended in certain circumstances, including if the parties offer commitments with a view to rendering the Offer compatible with the single market. If the Commission has not taken a decision within 90 working days, nor extended this investigation period, the Offer is deemed to have been approved.

The EC Merger Regulation provides that a concentration cannot be put into effect until EC merger control approval has been obtained from the Commission. However, the EC Merger Regulation expressly states that, in a public bid situation, the acquirer is not prevented from acquiring the securities of the target company, provided that (a) the concentration is notified without delay and (b) the acquiror does not exercise the voting rights attached to the securities in question or does so only to maintain the full value of its investments, and even then still only after obtaining a derogation granted by the Commission.

The Commission frequently scrutinizes under the EC Merger Regulation transactions such as Purchaser’s acquisition of Shares pursuant to the Offer. The Commission could prohibit the transaction by declaring that the concentration is incompatible with the common market or the Commission could require, as a condition to clearance, a remedy such as the divestiture of Shares acquired by Purchaser or the divestiture of substantial assets of SunPower or its subsidiaries, or of Purchaser or its subsidiaries. Although the parties believe that consummation of the Offer is not incompatible with the common market, there can be no assurance that a challenge to the Offer will not be made by the Commission or, if a challenge is made, what the result will be.

(g) Information about Golden Parachute Compensation.

Background. Messrs. Thomas H. Werner, Dennis V. Arriola, Howard J. Wenger, James S. Pape and Marty T. Neese are SunPower’s current named executive officers (“Named Executive Officers”). In this document, SunPower is required to disclose any agreement or understanding, whether written or unwritten, between the Named Executive Officers and SunPower or Total concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer.

As described further below, SunPower maintains “double-trigger” change of control severance arrangements pursuant to its current employment agreements with the Named Executive Officers (the “Employment Agreements”) and other executives. Generally, this means that the Named Executive Officers would receive change of control severance payments and benefits in connection with a “change of control” only if SunPower terminates their employment, or if the Named Executive Officers terminate their employment with SunPower, under certain specified circumstances during a period beginning three months prior to the change of control and ending 24 months following the change of control. In connection with the consummation of the Offer, SunPower is expected to propose to the Named Executive Officers that they enter into Retention Agreements with the Named Executive Officers (the “Retention Agreements”) that would, among other things, amend certain provisions of the Employment Agreements, including extending the 24-month time period described in the prior sentence to a 36-month time period following the change of control (such period of time, as extended, the “Protection Period”).

The consummation of the Offer would constitute a change of control under the Employment Agreements. As a result, as further discussed below, after consummation of the Offer, the Named Executive Officers could become entitled to receive change of control severance payments and benefits. However, these payments and benefits would only be payable if SunPower terminates their employment without “cause” (as defined in the Employment Agreements and described below), or the Named Executive Officers terminate their employment with SunPower for “good reason” (as defined in the Employment Agreements and described below) (each such termination of employment, a “Qualifying Termination”) during the Protection Period. Under the proposed Retention Agreements, consummation of the Offer and the subsequent continuation of employment of the Named Executive Officers without any material reduction in the terms and conditions of their employment would not, in and of itself, constitute grounds for a Qualifying Termination pursuant to the terms of the Retention Agreements. In other words, the consummation of the Offer would be deemed to satisfy only the first “trigger” under the double-trigger Employment Agreements.

Award of Restricted Stock Units Related to the Offer. As consideration for executing the currently anticipated form of the Retention Agreements and subject to compensation committee approval, the Named Executive Officers would also receive, contingent on the consummation of the Offer, the following awards of time-based RSUs: Mr. Werner, 300,000 RSUs; Mr. Arriola, 100,000 RSUs; Mr. Wenger, 120,000 RSUs; Mr. Pape, 120,000 RSUs and Mr. Neese, 120,000 RSUs (the “Retention RSU Awards”). The Retention RSU Awards would vest in equal one-third increments on each of the first three anniversaries of the consummation of the Offer, subject to the Named Executive Officer remaining employed by SunPower on each applicable vesting date. If the Retention RSU Awards would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax, then the Retention RSU Awards would be either delivered in full or delivered as to such lesser extent that would result in no portion of such award being subject to such taxes, whichever results in each Named Executive Officer receiving, on an after-tax basis, the greatest amount of the award.

Aggregate Amounts of Potential Compensation. To provide you with meaningful information about the potential double-trigger payments and benefits the Named Executive Officers could receive if they experience a Qualifying Termination during the Protection Period related to consummation of the Offer, plus the Retention RSU Awards, assuming they are granted in the amounts currently anticipated, the table below summarizes the total potential payments and benefits that the Named Executive Officers would be entitled to receive if each of the Named Executive Officers experienced a Qualifying Termination during the Protection Period such that they also receive two-thirds of the total potential value of the anticipated Retention RSU Awards. Note, however, that due to the anticipated vesting schedule of the Retention RSU Awards, if the Named Executive Officers experience a Qualifying Termination during the Protection Period, they would not vest in the full amount (or possibly any portion) of the Retention RSU Awards.

Golden Parachute Compensation

The following table presents the calculated value of all compensation potentially payable to the Named Executive Officers that is based upon or otherwise relates to the Offer, based on the Offer Price of $23.25 and assuming the consummation of the Offer immediately prior to termination of the Named Executive Officers’ employment with SunPower either without cause or for good reason as of May 31, 2011, which is the earliest date on which the Offer might close. Despite the currently anticipated vesting schedule for the expected Retention RSU Awards and the assumed trigger date for the table of May 31, 2011 for the consummation of the Offer and the Qualifying Termination (as well as assuming that the executive officer agrees to amend his Employment Agreement and the compensation committee of the SunPower Board approves the awards), as explained above, the Retention RSU Awards are included in the table at two-thirds of their anticipated full value in the interest of complete disclosure. Except for some or all of the Retention RSU Awards, none of the amounts shown in the table will be payable to any of the Named Executive Officers unless a Qualifying Termination occurs during the Protection Period.

Name	Cash($)(1)(2)	Equity($)(2)(3)	Pension/ NQDC($)(2)(4)	Perquisites/ Benefits ($)(2)(5)	Tax Reimbursement ($)(2)(6)	Other ($)(7)(2)	Total($)(2)
Thomas H. Werner, President and Chief Executive Officer	$4,532,941	$9,652,656	$0	$57,809	$16,870	$4,665,000	$18,925,276

Dennis V. Arriola, Executive Vice President and Chief Financial Officer	$1,676,829	$4,477,671	$0	$28,109	$8,143	$1,727,500	$7,918,252

Howard J. Wenger, President, Utility & Power Plants	$1,531,040	$3,943,828	$0	$0	$0	$1,875,000	$7,349,868

James S. Pape, President, Residential & Commercial	$1,525,595	$2,964,375	$0	$40,645	$11,772	$1,875,000	$6,417,387

Marty T. Neese, Chief Operating Officer	$1,505,689	$6,081,503	$0	$27,647	$8,008	$1,875,000	$9,497,847

(1)	These amounts include the following lump-sum payments equivalent to 24 months (or 36 months in Mr. Werner’s case) of each Named Executive Officer’s current base salary: Mr. Werner, $1,800,000; Mr. Arriola, $880,000; Mr. Wenger, $800,000; Mr. Pape, $800,000 and Mr. Neese, $830,000. These amounts do not include any earned but unpaid annual bonus for SunPower’s 2010 fiscal year, as those amounts were previously paid to the Named Executive Officers. These amounts also include the following lump-sum payments equal to the product of the Named Executive Officer’s target bonus for SunPower’s 2011 fiscal year multiplied by two (or three in Mr. Werner’s case): Mr. Werner, $2,700,000; Mr. Arriola, $792,000; Mr. Wenger, $720,000; Mr. Pape, $720,000 and Mr. Neese, $664,000. Finally, these amounts include the following lump-sum payments equivalent to each Named Executive Officer’s accrued and unpaid base salary and paid time off (assuming each officer’s paid time off accrual as of May 31, 2011 equals such accrual as reflected in their April 21, 2011 paystubs): Mr. Werner, $32,941; Mr. Arriola, $4,829; Mr. Wenger, $11,040; Mr. Pape, $5,595 and Mr. Neese, $11,689.
(2)	Except as otherwise described in the footnotes to this table, these amounts would be payable only if a Qualifying Termination occurred, as described in the narrative accompanying this table.
(3)

These amounts represent the accelerated vesting of the following time-based restricted stock units and performance share units (which performance share units are assumed to be earned at the maximum level due to accelerated vesting) for each Named Executive Officer: Mr. Werner, 265,168 restricted stock units and 150,000 performance share units; Mr. Arriola, 140,088 restricted stock units and 52,500 performance share units; Mr. Wenger, 117,127 restricted stock units and 52,500 performance share units; Mr. Pape, 75,000 restricted stock units and 52,500 performance share units and Mr. Neese, 108,570 restricted stock units and 153,000 performance share units. These amounts are based on a price per share of Class A Shares of $23.25, which price is the per share purchase price under the Offer. No amounts are included for the acceleration of unvested stock options because the exercise price of all such options is (and is assumed to continue to be through May 31, 2011) greater than $23.25 per share (the per share purchase price under the Offer). Pursuant to the terms of the currently anticipated form of the Retention Agreements, the Retention RSU Awards are not subject to any accelerated vesting for a Qualifying Termination during the Protection Period (unless the acceleration occurs in connection with a change of control other than consummation of the Offer), and therefore are not reflected in this column.

(4)	The Named Executive Officers are not entitled to any pension or non-qualified deferred compensation benefit enhancements for a Qualified Termination in connection with a change of control.
(5)	The Named Executive Officers are not entitled to any perquisites or other personal benefits or property for a Qualified Termination in connection with a change of control. These amounts represent the value of the continuation of the Named Executive Officer’s coverage under SunPower’s health and benefits plans for up to 24 months (up to 36 months in Mr. Werner’s case) at SunPower’s expense (no amount is reported for Mr. Wenger due to his waiver of coverage). These benefits have been calculated based on assumptions used by SunPower for financial reporting purposes under generally accepted accounting principles, including that the cost of COBRA coverage would represent the cost of continuing coverage for the full 24 or 36 months, as applicable.
(6)	These amounts represent the aggregate make-up payments for taxes incurred by each Named Executive Officer in connection with the health and benefits plans coverage referred to in footnote (5) above.
(7)	As described above, these amounts include the following values attributable to the currently anticipated form of Retention RSU Awards assuming two-thirds of the entire award will be earned by each Named Executive Officer, despite the assumption for the table of consummation of the Offer as of May 31, 2011 (the anticipated Retention RSU Awards are being included in the table in the interest of full disclosure, but are subject to grant and acceptance by our executives): Mr. Werner, $4,650,000; Mr. Arriola, $1,550,000; Mr. Wenger, $1,860,000; Mr. Pape, $1,860,000 and Mr. Neese, $1,860,000. If there is no Qualifying Termination during the Protection Period, the following values (but no double-trigger severance amounts) will be earned by each Named Executive Officer for the anticipated Retention RSU Awards at the end of the total vesting period: Mr. Werner, $6,975,000; Mr. Arriola, $2,325,000; Mr. Wenger, $2,790,000; Mr. Pape, $2,790,000 and Mr. Neese, $2,790,000. Due to the anticipated vesting schedule of the Retention RSU Awards, if the Named Executive Officers experience a Qualifying Termination during the Protection Period, they would not vest in the full amount (or possibly any portion) of the Retention RSU Awards. These amounts also include SunPower’s reimbursement of up to $15,000 for each Named Executive Officer for outplacement services under the Employment Agreements, and for Mr. Arriola reflects $162,500 as the vesting of the remainder of his unvested compensation for loss on the sale of his home in connection with his recent relocation, as described further below.

Change of Control Arrangements Under the Employment Agreements. The current Employment Agreements generally provide for a three-year term that will automatically renew unless SunPower provides notice of its intent not to renew at least 120 days prior to the renewal date. Under the Retention Agreements, SunPower will not provide the Named Executive Officers with a notice of non-renewal in connection with the end of the Employment Agreements’ initial term. The Employment Agreements will continue in effect, as amended by the Retention Agreements, after consummation of the Offer. The Employment Agreements provide for change of control severance payments and benefits for Named Executive Officer employment terminations without cause or for good reason in connection with a change of control of SunPower. For purposes of the Employment Agreements, a change of control is generally defined as:

•	a sale of all or substantially all of SunPower’s assets;

•

any merger, consolidation, or other business combination of SunPower with or into another corporation, entity, or person (other than a transaction in which the holders of at least a majority of the shares of voting capital stock of SunPower outstanding immediately prior to such transaction continue to hold—either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity—a majority of the total voting power represented by the shares of voting capital stock of SunPower (or the respective surviving entity) outstanding immediately after such transaction);

•

the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of SunPower capital stock;

•

one or more contested elections of directors during a period of 36 consecutive months, as a result of which or in connection with which the persons who were directors before the first of such elections or their nominees cease to constitute a majority of the board of directors; or

•	a dissolution or liquidation of SunPower.

Consummation of the Offer would constitute a change of control under this definition.

Under the Employment Agreements, “cause” generally means the occurrence of any of the following, as determined by SunPower in good faith (in each case, subject if possible to a 30-day cure period):

•	acts or omissions constituting gross negligence or willful misconduct on the part of the Named Executive Officer with respect to his obligations or otherwise relating to SunPower’s business;

•	the Named Executive Officer’s conviction of, or plea of guilty or nolo contendere to, crimes involving fraud, misappropriation or embezzlement, or a felony crime of moral turpitude;

•

the Named Executive Officer’s violation or breach of any fiduciary duty (whether or not involving personal profit) to SunPower, except to the extent that his violation or breach was reasonably based on the advice of SunPower’s outside counsel, or willful violation of any of SunPower’s published policies governing the conduct of its executives or other employees; or

•

the Named Executive Officer’s violation or breach of any contractual duty to SunPower, which duty is material to the performance of his duties or results in material damage to SunPower or its business.

“Good reason” under the Employment Agreements means for a given Named Executive Officer the occurrence of any of the following without the Named Executive Officer’s express prior written consent:

•	a material reduction in the Named Executive Officer’s position or duties (other than based solely on completion of the Offer);

•	a material breach of the Named Executive Officer’s Employment Agreement;

•

a material reduction in the Named Executive Officer’s aggregate target compensation, including the Named Executive Officer’s base salary and target bonus on a combined basis, excluding a reduction that is applied to substantially all of SunPower’s other senior executives (however, that for purposes of this clause, whether a reduction in target bonus has occurred shall be determined without any regard to any actual bonus payments made to the Named Executive Officer); or

•

a relocation of the Named Executive Officer’s primary place of business for the performance of his duties for SunPower to a location that is more than 45 miles from SunPower’s then-current business location.

A Named Executive Officer shall be considered to have good reason under the Employment Agreement, as amended, only if, no later than 90 days following an event otherwise constituting good reason under the

Employment Agreement, he gives notice to SunPower of the occurrence of such event and SunPower fails to cure the event within 30 days following its receipt of such notice from him, and he terminates employment within 24 months following the change of control. Consummation of the Offer and the subsequent continuation of employment of the Named Executive Officers without any material reduction in the terms and conditions of their employment would not, in and of itself, constitute grounds for a Qualifying Termination pursuant to the terms of the Employment Agreements.

In the event a Named Executive Officer’s employment is terminated by SunPower without cause or by him for good reason during the Protection Period, then the Employment Agreements provide that the Named Executive Officer is entitled to the following benefits:

•	a lump-sum payment equivalent to 24 months (or 36 months in Mr. Werner’s case) of his base salary;

•	a lump-sum payment equal to any earned but unpaid annual bonus for a completed fiscal year;

•	a lump-sum payment equal to the product of (1) his target bonus for the then current fiscal year, multiplied by (2) two (or three in Mr. Werner’s case);

•	continuation of his and his eligible dependents’ coverage under SunPower’s benefit plans for up to 24 months (or 36 months in Mr. Werner’s case), at SunPower’s expense;

•	a lump-sum payment equal to his accrued and unpaid base salary and paid time off;

•	reimbursement of up to $15,000 for services of an outplacement firm mutually acceptable to him and SunPower; and

•	annual make-up payments for taxes incurred by him in connection with benefit plans’ coverage.

Base salaries and target bonuses for purposes of the lump-sum calculations described above would be based on the highest sum of such amounts during the year preceding the termination date. Interest on amounts subject to delayed payment in compliance with Section 409A of the Internal Revenue Code would be paid at the short-term applicable federal rate for the month of termination, with annual compounding. In addition, if SunPower terminates a Named Executive Officer’s employment without cause or he terminates his employment with SunPower for good reason during the Protection Period, then the Employment Agreements also provide for the following benefits:

•

all of his unvested options, shares of restricted stock and restricted stock units (including performance-based restricted stock units, but specifically excluding the Retention RSU Awards) would become fully vested and (as applicable) exercisable as of the termination date and remain exercisable for the time period otherwise applicable to such equity awards following such termination date; and

•

all provisions regarding forfeiture, restrictions on transfer, and SunPower’s rights of repurchase, in each case otherwise applicable to shares of restricted stock or restricted stock units (excluding the Retention RSU Awards), shall lapse as of the termination date.

Additionally, Mr. Arriola’s Employment Agreement provides that up to $650,000 of compensation for loss on the sale of his home in connection with his recent relocation is subject to pro rata repayment to SunPower under certain conditions, but becomes fully vested and earned if his employment is terminated without cause or if he terminates his employment for good reason.

If any of the severance payments, accelerated vesting and lapsing of restrictions would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then the Named Executive Officer’s benefits would be either delivered in full or delivered as to such lesser extent that would result in no portion of such benefits being subject to such taxes, interest or penalties, whichever results in him receiving, on an after-tax basis, the greatest amount of benefits.

Prior to receiving the benefits described in the Employment Agreements, the Named Executive Officer would be required to sign a separation agreement and release of claims. In addition, the benefits would be conditioned upon the Named Executive Officer not soliciting SunPower employees or customers for one year following the termination date. Each Named Executive Officer is also subject to an ongoing nondisparagement provision. If the non-solicitation covenant is breached, all continuing payments and benefits would cease immediately, and SunPower may pursue all available remedies.

(h) Forward-Looking Statements.

Any statements contained in this document that are not historical facts, and the assumptions underlying such statements, are forward-looking statements. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SunPower are intended to identify such forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements in this press release include the quotes from executives of both companies, and statements concerning the parties’ ability to close the transaction, the expected closing date of the transaction, and the expected benefits from the credit support arrangements and research and development collaboration. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, uncertainties as to the timing of the tender offer; the satisfaction of closing conditions, including the receipt of regulatory approvals; the failure to retain key SunPower employees, contracts or governmental benefits; customer and partner uncertainty regarding the anticipated benefits of the transaction; whether certain industry segments will grow as anticipated; actual or proposed regulatory changes, including in Italy; the competitive environment among providers of renewable energy; and other risks detailed in SunPower filings with the SEC, including those discussed in SunPower’s annual report on Form 10-K for the year ended January 2, 2011 which is on file with the SEC and available at the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of their dates. SunPower is not obligated, and does not intend, to update these forward-looking statements to reflect events or circumstances after the date of this document, except as required by law.

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)	Offer to Purchase dated May 3, 2011 (incorporated herein by reference to Exhibit (a)(1)(A) of the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(2)	Letter of Transmittal (including Substitute Form W-9) (incorporated herein by reference to Exhibit (a)(1)(B) of the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(3)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) of the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) of the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) of the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(6)	Press Release, issued on April 28, 2011 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by SunPower on April 28, 2011).

Exhibit No.	Description
(a)(7)	Form of Summary Advertisement as published on May 3, 2011 in the Wall Street Journal (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO filed by Purchaser and Total on May 3, 2011).

(a)(8)	Letter, dated May 3, 2011, to SunPower’s stockholders.**

(a)(9)	Opinion of Deutsche Bank Securities Inc., dated April 28, 2011, attached as Annex B.

(e)(1)	Tender Offer Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(2)	Credit Support Agreement, dated as of April 28, 2011, by and between Total and SunPower (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(3)	Affiliation Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(4)	Registration Rights Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 10.6 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(5)	Research & Collaboration Agreement, dated as of April 28, 2011, by and between Purchaser and SunPower (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(6)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(7)	Guaranty, dated as of April 28, 2011, by and between Total and SunPower (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by SunPower on May 2, 2011).

(e)(8)	Confidentiality Agreement, as amended and restated, dated as of November 4, 2010 by and between Total Gas & Power Ventures SAS and SunPower.**

(e)(9)	Rights Agreement, dated as of August 12, 2008, by and between SunPower and Computershare Trust Company, N.A., as rights agent, including the form of Certificate of Designation of Series A Junior Participating Preferred Stock, the form of Certificate of Designation of Series B Junior Participating Preferred Stock and the forms of Right Certificates, Assignment and Election to Purchase and the Summary of Rights attached thereto as Exhibits A, B, C and D, respectively (incorporated by reference to Exhibit 4.1 to SunPower’s current report on Form 8-K filed by SunPower on August 12, 2008).

(e)(10)	Amendment to Rights Agreement, dated as of April 28, 2011, by and between SunPower and Computershare Trust Company, N.A., as rights agent (incorporated herein by reference to Exhibit 4.1 of SunPower’s current report on Form 8-K filed by the Company on May 2, 2011).

(g)	Not applicable.

Annex A	Information Statement.*

Annex B	Opinion of Deutsche Bank Securities Inc., dated April 28, 2011.*

*	Included with the statement mailed to the stockholders of SunPower.
**	Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUNPOWER CORPORATION

By:	/s/ DENNIS V. ARRIOLA
Name:	Dennis V. Arriola
Title:	Executive Vice President and Chief
Financial Officer

May 3, 2011

ANNEX A

SUNPOWER CORPORATION

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED

IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about May 3, 2011 as part of the Solicitation / Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of Class A Common Stock, $0.001 par value per share (the “Class A Shares”), and Class B Common Stock, $0.001 par value per share (the “Class B Shares” and together with the Class A Shares, the “Shares”). In this document, the words “SunPower,” “we,” “our,” “ours,” and “us” refer only to SunPower Corporation and not to any other person or entity.

The Information Statement is being furnished in connection with the Tender Offer Agreement, dated as of April 28, 2011 (the “Tender Offer Agreement”), by and between Total Gas & Power USA, SAS, a société par actions simplifiée organized under the laws of the Republic of France (“Purchaser”) and SunPower Corporation (“SunPower”), setting forth the terms and conditions pursuant to which Purchaser will commence a tender offer (the “Offer”) to purchase up to 34,144,400 of the outstanding Class A Shares and up to 25,220,000 of the outstanding Class B Shares at a price of $23.25 per Share, net to the holder thereof in cash, without interest and less applicable withholding taxes.

Purchaser commenced the Offer on May 3, 2011. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, May 31, 2011, unless the Offer is extended pursuant to the terms of the Tender Offer Agreement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9.

You are urged to read this Information Statement carefully. SunPower is not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement. The information contained in this Information Statement or incorporated by reference herein concerning Purchaser and its respective officers, directors, representatives or affiliates or actions or events with respect to any of them, was provided by Purchaser and SunPower takes no responsibility for such information. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

DIRECTORS DESIGNATED BY TOTAL

Purchaser has informed SunPower that the employees of Purchaser and/or its affiliates listed below will be its initial designees to the SunPower board of directors (the “SunPower Board”) pursuant to the Affiliation Agreement (the “Total Directors”). Purchaser has informed SunPower that each of the employees listed below has consented to act as a director of SunPower if so designated. The business address of Purchaser is 2 place Jean Millier, La Défense 6, 92400 Courbevoie, France, and the telephone number of Purchaser is 011-331-4744-4546. Those persons nominated to serve as directors of SunPower by Purchaser will serve in accordance with the terms of the Affiliation Agreement, dated as of April 28, 2011, by and between SunPower and Purchaser (the “Affiliation Agreement”), the General Corporation Law of the State of Delaware, and SunPower’s certificate of incorporation and bylaws.

Arnaud Chaperon (age 55). Mr. Chaperon currently serves as the Senior Vice President of New Energies for the Gas & Power division of Total S.A. Before taking this position in 2007, Mr. Chaperon was the Managing Director for five years of Total E&P Qatar and country representative of the Total group, which has oil, gas, and petrochemical assets and operations in the State of Qatar. Previous to that, he held other positions within the Total group, where he has been employed since 1980. Mr. Chaperon holds a master’s degree in engineering from École Nationale Supérieure de Techniques Avancées.

Bernard Clement (age 52). Mr. Clement has served as the Senior Vice President of Gas Assets, Technology, and Research & Development for the Gas & Power division of Total S.A. since January 1, 2010. From 2003 through 2009, Mr. Clement served as Vice President of the Exploration & Production division of Total S.A. relative to its interests in the Middle East. Previous to that, he held other positions within the Total group, where he has been employed since 1983. Mr. Clement has engineering degrees from Ecole Nationale Supérieure du Pétrole et des Moteurs, where he focused on geophysics, and from École Polytechnique.

Denis Giorno (age 60). Mr. Giorno has served as the Vice President of New Ventures for the Gas & Power division of Total S.A. since October 2007. From 2005 to 2007, Mr. Giorno was Vice President, Business Development, of the Gas & Power division relative to Total’s interests in Asia, South America, and Africa. Previous to that, he held other positions within the Total group, where he has been employed since 1975. Mr. Giorno received a degree in civil engineering from École Nationale des Ponts et Chaussées, a Master of Science degree in managerial science and engineering at Stanford University and a degree in Petroleum Engineering from École Nationale du Pétrole et des Moteurs. Mr. Giorno also completed the Stanford Graduate School of Business’ Executive Education program.

Jean Marc Otero del Val (age 44). Mr. Otero del Val has served as General Manager of the Grandpuits Refinery for Total France S.A. since 2007. From 2003 to 2007, Mr. Otero del Val served as the Managing Director for Total Coal South Africa (Pty) Ltd., a subsidiary of Total S.A. that focuses on the mining of export quality coal in South Africa. Previous to that, he held other positions within the Total group, where he has been employed since 1998. Mr. Otero del Val received a degree in chemical engineering from École Polytechnique, a Bachelor of Arts in finance from Strasbourg University, and a Master of Arts in finance from Paris-Dauphine University.

Reinhard Schneider (age 58). Mr. Schneider has worked over 25 years for Atotech, one of the world’s leading suppliers of integrated product systems and services for electroplating, semiconductor, and printed circuit board manufacturing, and a subsidiary of Total S.A. In 2005, Mr. Schneider became Atotech’s Chief Executive Officer, and currently continues to serve in this position. Mr. Schneider received a degree in mechanical engineering from Würzburg/Schweinfurt.

Humbert de Wendel (age 55). Mr. de Wendel has served as the Senior Vice President of Corporate Business Development for Total since 2006. From 2000 to 2006, Mr. de Wendel served as a Vice President for Total overseeing finance of its exploration and production subsidiaries. Previous to that, he held other positions within the Total group, where he has been employed since 1982. Mr. de Wendel currently is a member of the board of directors of Spain’s second largest gas, oil, and petrochemicals company, Compañía Española de Petróleos, S.A. Mr. de Wendel holds a degree in law and economics from the Institut d’études Politiques de Paris, and a degree in business administration from École Supérieure des Sciences Économiques et Commerciales.

Purchaser has advised SunPower that, to its knowledge after reasonable inquiry, none of the Total Directors has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Purchaser has advised SunPower that, to the best of its knowledge, none of its designees to the board of directors (i) is currently a director of, or holds any position with, SunPower or any of its subsidiaries or (ii) beneficially owns any securities (or rights to acquire any securities) of SunPower. Purchaser has advised SunPower that, to the best of its knowledge, none of its designees or any of his affiliates (a) has a familial relationship with any directors or executive officers of SunPower or any of its subsidiaries or (b) has been involved in any transactions with SunPower or any of its directors, officers or affiliates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), except as may be disclosed herein.

For more information on the Total Directors, please see the description of “The Affiliation Agreement” in the Schedule 14D-9 Item 3(a).

CURRENT BOARD OF DIRECTORS OF SUNPOWER CORPORATION

The SunPower Board is currently comprised of six members and divided into three classes, in accordance with Article IV, Section B of SunPower’s certificate of incorporation. The SunPower Board is currently comprised of the following directors:

Name	Age	Class	Director Since
W. Steve Albrecht	64	II	2005
Betsy S. Atkins	57	II	2005
Uwe-Ernst Bufe	66	I	2008
Thomas R. McDaniel	62	III	2009
Thomas H. Werner	51	III	2003
Pat Wood III	48	I	2005

The Class I group of directors will hold office until the annual meeting of stockholders in 2012 or until their successors are elected. The Class II group of directors will hold office until the annual meeting of stockholders in 2013 or until their successors are elected. The Class III group of directors will hold office until the annual meeting of stockholders in 2014 or until their successors are elected.

Pursuant to the Affiliation Agreement, immediately upon the consummation of the Offer, the SunPower Board will be expanded to eleven persons, one of the current SunPower directors will resign, and the Total Directors will become members of the board of directors. It is anticipated that Mr. Bufe will resign from the SunPower Board immediately upon consummation of the Offer. Please see the description of the Affiliation Agreement and additional information regarding the composition of the SunPower Board in “The Affiliation Agreement” in the Schedule 14D-9 Item 3(a).

Mr. W. Steve Albrecht has served as Andersen Alumni Professor of Accounting at the Marriott School of Management at Brigham Young University, or BYU, since 1977, and as Associate Dean from 1997 through 2008. Mr. Albrecht, a certified public accountant, certified internal auditor, and certified fraud examiner, joined BYU in 1977 after teaching at Stanford University and the University of Illinois. Prior to becoming a professor, he worked as an accountant for Deloitte & Touche. Mr. Albrecht is the past president of the American Accounting Association and the Association of Certified Fraud Examiners. Mr. Albrecht currently serves on the board of directors of Cypress Semiconductor Corporation (“Cypress”) and Red Hat, Inc. (on whose board of directors he previously served from 2003 to 2009). He served as a trustee of the Financial Accounting Foundation that oversees the Financial Accounting Standards Board (FASB) and the Governmental Accounting Standards Board (GASB) until June 2009. He served on the board of directors of SkyWest, Inc. from 2003 to 2009. He was a prior member of the Committee of Sponsoring Organizations (COSO) and has done extensive expert witnessing in major financial cases and consulting for major organizations.

Mr. Albrecht brings significant financial management and financial disclosure experience, as well as significant knowledge of SunPower’s recent history and experiences to the SunPower Board. Mr. Albrecht’s experience is quite different from that of the SunPower Board’s other directors in that he does not have lengthy work experience in the industry served by SunPower. Mr. Albrecht instead brings to the SunPower Board his extensive knowledge in the areas of accounting, strategy, financial reporting, and controls and experience as a leader of a large, well-respected academic institution. This background and experience qualifies him as a financial expert, which is relevant to his duties as an audit committee member. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Mr. Albrecht should serve as a director of SunPower and Chairman of the Audit Committee.

Ms. Betsy S. Atkins has served as Chief Executive Officer of Baja Ventures, a technology, life sciences and renewable energy early stage venture capital fund, since 1994. She served as the Chairman and Chief Executive Officer of Clear Standards, Inc., which developed enterprise level emission measurement software, from 2008 to 2009 until its sale to SAP. She previously served as Chairperson and Chief Executive Officer of NCI, Inc., a neutraceutical functional food company, from 1991 through 1993. Ms. Atkins co-founded Ascend Communications, a manufacturer of communications equipment, in 1989, where she was also a member of the board of directors until its acquisition by Lucent Technologies, a telecommunications systems, software and products company, in 1999. Ms. Atkins currently serves on the board of directors of Polycom, Inc. and Chico’s FAS, Inc. She is a member of the Council on Foreign Relations. Ms. Atkins served on the boards of directors of Vonage Holdings Corp. from 2005 to 2007; Reynolds American, Inc. from 2004 to 2010; and Towers Watson & Co. in 2010. She served as a presidential appointee to the Pension Benefit Guaranty Corp. board of directors from 2001 to 2003. Ms. Atkins is also a member of Florida International University’s College of Medicine Health Care Network Faculty Group Practice, Inc.

Ms. Atkins brings significant sales, marketing and corporate governance experience to the SunPower Board. Ms. Atkins’ experience, through nearly 25 years of executive officer service with companies in a high growth phase, gives her a unique perspective on SunPower’s business. Ms. Atkins also brings to the SunPower Board extensive knowledge in the areas of executive compensation and corporate governance. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Ms. Atkins should serve as a director of SunPower, Chairperson of the Compensation Committee and lead independent director.

Dr. Uwe-Ernst Bufe was Chief Executive Officer of Degussa and Degussa-Hüls AG, a specialty chemicals company which is now the Chemicals Business Area of Evonik Industries, until May 2000. Before joining the executive board of Degussa AG in 1987, he was executive vice president of its U.S. subsidiary. After the company’s merger with Hüls in 1998, he assumed the role of and Chief Executive Officer of Degussa-Hüls AG. Dr. Bufe joined UBS in 2001 and served as Vice Chairman of the UBS Investment Banking and Deputy Chairman of UBS Deutschland until March 2009. He is also a member of the Supervisory Board of Akzo Nobel N.V. (The Netherlands) and an independent, non-executive director of Umicore S.A. (Belgium) and was a member of the Supervisory Board of Directors of Kali + Salz AG (Germany) until August 2009 and Solvay S.A. (Belgium) until May 2009.

Dr. Bufe brings significant manufacturing and sales experience to the SunPower Board. Dr. Bufe brings extensive knowledge of practices in the European business community, which brings a unique perspective to the SunPower Board as it considers matters affecting SunPower’s international operations. He also has prior manufacturing and factory experience, which brings a unique perspective to SunPower’s manufacturing component. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Dr. Bufe should serve as a director of the Company.

Mr. Thomas R. McDaniel was Executive Vice President, Chief Financial Officer and Treasurer of Edison International, a generator and distributor of electric power and investor in infrastructure and energy assets, before retiring in July 2008 after 37 years of service. Prior to January 2005, Mr. McDaniel was Chairman, Chief Executive Officer and President of Edison Mission Energy, a power generation business specializing in the development, acquisition, construction, management and operation of power production facilities. Mr. McDaniel was also Chief Executive Officer and a director of Edison Capital, a provider of capital and financial services supporting the growth of energy and infrastructure projects, products and services, both domestically and internationally. Mr. McDaniel is a director of SemGroup, L.P., a midstream energy service company. He is also a director of Cypress Envirosystems, a subsidiary of Cypress, which develops and markets energy efficiency products. Mr. McDaniel also serves on the Advisory Board of Coda Automotive, which is a manufacturer and distributor of all-electric cars and transportation battery systems, and On Ramp Wireless, a communications company serving electrical, gas and water utilities. Mr. McDaniel currently serves on the board of directors of the Senior Care Action Network (SCAN) and SCAN Foundation. Through the McDaniel Family Foundation, he is also actively involved in a variety of charitable activities such as the Boys and Girls Club of Huntington Beach, the Adult Day Care Center and the Free Wheelchair Mission.

Mr. McDaniel brings significant operational and development experience to the SunPower Board. Mr. McDaniel’s extensive experience growing and operating global electric power businesses is directly aligned with SunPower’s efforts to expand the utility and power plant segment of the business. In addition, Mr. McDaniel’s prior experience as a Chief Financial Officer qualifies him as a financial expert, which is relevant to his duties as an Audit Committee member. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Mr. McDaniel should serve as a director of SunPower.

Mr. Thomas H. Werner has served as SunPower’s President and Chief Executive Officer since May 2010, as a member of the SunPower Board since June 2003, and the Chairman of the board of directors since May 3, 2011. From June 2003 to April 2010, Mr. Werner served as SunPower’s Chief Executive Officer. Prior to joining SunPower, from 2001 to 2003, he held the position of Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. He has also held a number of executive management positions at Oak Industries, Inc. and General Electric Co., and currently serves as a board member of Cree, Inc., Silver Spring Networks, and the Silicon Valley Leadership Group (as Chairman). Mr. Werner holds a bachelors degree in industrial engineering from the University of Wisconsin Madison, a bachelor’s degree in electrical engineering from Marquette University and a master’s degree in business administration from George Washington University.

Mr. Werner brings significant leadership and operational management experience to the SunPower Board. Mr. Werner provides the SunPower Board with valuable insight into management’s perspective with respect to SunPower’s operations. Mr. Werner brings significant technical, operational and financial management experience to the SunPower Board. Mr. Werner has demonstrated strong executive leadership skills through nearly 20 years of executive officer service with various companies and brings the most comprehensive view of SunPower’s operational history over the past few years. Mr. Werner also brings to the SunPower Board leadership experience through his service on the board of directors for two other organizations, which gives him the ability to compare the way in which management and the boards operate within the companies he serves. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Mr. Werner should serve as a director of SunPower.

Mr. Pat Wood III has served as a Principal of Wood3 Resources, an energy infrastructure developer, since July 2005. He is active in the development of electric power and natural gas infrastructure assets in the United States. From 2001 to 2005 Mr. Wood served as the Chairman of the Federal Energy Regulatory Commission. From 1995 to 2001, he chaired the Public Utility Commission of Texas. Mr. Wood has also been an attorney with Baker & Botts, a global law firm, and an associate project engineer with Arco Indonesia, an oil and gas company, in Jakarta. He currently serves as a director of Quanta Services, Inc. and has served on a number of private company boards: Texas Genco, Airtricity, TPI Composite, Xtreme Power, First Wind and Range Fuels. He is a strategic advisor to Natural Gas Partners, an energy private equity fund. Mr. Wood is a director of the American Council on Renewable Energy and a member of the National Petroleum Council.

Mr. Wood brings significant strategic and operational management experience to the SunPower Board. Mr. Wood has demonstrated strong leadership skills through nearly ten years of regulatory leadership in the energy sector. Mr. Wood brings a unique perspective and extensive knowledge of energy project development, public policy development, governance and the regulatory process. His legal background also provides the SunPower Board with a perspective on the legal implications of matters affecting SunPower’s business. Based on the SunPower Board’s identification of these qualifications, skills and experiences, the SunPower Board has concluded that Mr. Wood should serve as a director of SunPower and Chairman of the Nominating and Corporate Governance Committee.

DIRECTOR COMPENSATION

The following table summarizes compensation paid to non-employee members of the SunPower Board related to their 2010 service:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Total ($)
W. Steve Albrecht	120,019	204,471	324,490
Betsy S. Atkins	71,269	204,471	275,740
Uwe-Ernst Bufe	55,018	184,472	239,490
Thomas R. McDaniel	85,029	219,971	305,000
T.J. Rodgers(4)	17	278,963	278,980
Pat Wood III	90,019	204,471	294,490

(1)	The amounts reported in this column represent the aggregate cash retainers and payments for fractional shares received by the non-employee directors for 2010, but do not include amounts reimbursed to the non-employee directors for expenses incurred in attending board of directors and committee meetings. The amount set forth in this column for Mr. Rodgers reflects payments in respect of fractional shares. He received no cash retainers or other payments in respect of his service as a director.
(2)	The amounts reported in this column represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (or FASB) ASC Topic 718 for restricted stock units granted to the non-employee directors in 2010, as further described below. Each non-employee director received the following grants of restricted stock units on the following dates with the following grant date fair values (please note that some amounts reported may not add up exactly due to rounding on an award-by-award basis):

Non-Employee Director	Grant Date	Restricted Stock Units (#)	Grant Date Fair Value ($)
W. Albrecht	05/03/2010 05/11/2010 08/11/2010 11/11/2010	2,348 2,924 4,842 4,252	39,775 44,708 59,992 59,996
B. Atkins	05/03/2010 05/11/2010 08/11/2010 11/11/2010	2,348 2,924 4,842 4,252	39,775 44,708 59,992 59,996
U. Bufe	05/03/2010 05/11/2010 08/11/2010 11/11/2010	2,053 2,597 4,439 3,897	34,778 39,708 54,999 54,987
T. McDaniel	05/03/2010 05/11/2010 08/11/2010 11/11/2010	3,246 3,597 4,439 3,897	54,987 54,998 54,999 54,987
T. J. Rodgers	05/03/2010 05/11/2010 08/11/2010 11/11/2010	2,778 3,722 7,062 6,201	47,059 56,909 87,498 87,496
P. Wood, III	05/03/2010 05/11/2010 08/11/2010 11/11/2010	2,348 2,924 4,842 4,252	39,775 44,708 59,992 59,996

(3)	As of January 2, 2011, the following non-employee directors held the following restricted stock units: Mr. Albrecht, 0; Ms. Atkins, 0; Dr. Bufe, 3,960; Mr. McDaniel, 5,280; Mr. Rodgers, 0; and Mr. Wood, 0. As of January 2, 2011, the following non-employee directors also held options for the following number of shares: Mr. Albrecht, 33,000; Ms. Atkins, 14,198; Dr. Bufe, 0; Mr. McDaniel, 0; Mr. Rodgers, 0; and Mr. Wood, 48,000. Under SunPower’s current equity plan, all stock awards received by each of SunPower’s non-employee directors become vested if a change of control (as defined in the equity plan) occurs with respect to SunPower during the director’s service with SunPower. Consummation of the Offer is expected to constitute a change of control for purposes of SunPower’s equity plan.
(4)	Mr. Rodgers retired from the board of directors effective May 3, 2011.

SunPower pays each of its non-employee directors as follows:

•	an annual fee of $275,000 ($68,750 quarterly) for service on the SunPower Board (other than as Chairman of the SunPower Board);

•	an additional annual fee of $25,000 ($6,250 quarterly) for service as the chair of a committee of the SunPower Board (other than the Chairman of the SunPower Board);

•

an annual fee of $350,000 ($87,500 quarterly) to the Chairman of the SunPower Board, if he or she qualifies as an outside director, for service on the SunPower Board and on committees of the SunPower Board; and

•	an additional annual fee of $15,000 ($3,750 quarterly) for the lead independent director.

These annual fees are prorated on a quarterly basis for any director that joins the SunPower Board during the year. All of the $15,000 additional fee payable to the lead independent director is paid in cash. All of the fees paid to the Chairman of the SunPower Board are paid in the form of restricted stock units. The other fees are paid on a quarterly basis 20% in cash on or about the date of the SunPower Board meeting in the second month of each quarter and 80% in the form of fully-vested restricted stock units on the 11th day in the second month of each quarter (or on the next trading day if such day is not a trading day). The restricted stock units are settled in shares of SunPower common stock within seven days of the date of grant.

In April 2010, the SunPower Board reviewed and considered providing additional compensation for each of the Audit Committee members in recognition of the substantial time and effort dedicated by the members in conducting the independent investigation into certain accounting and finance reporting matters at SunPower’s Philippines operations. As a result of this review and consideration, the SunPower Board approved one-time special cash fees of $60,000 for Mr. Albrecht, $30,000 for Mr. Wood, and $30,000 for Mr. McDaniel. Each of Messrs. Albrecht, Wood and McDaniel abstained from voting to approve this payment.

Ms. Atkins and Dr. Bufe each received the standard fees for their service on the board of directors during fiscal 2010, including Ms. Atkins’s additional fee as the lead independent director. Mr. Rodgers did not receive any cash compensation for his services on the SunPower Board (except for a minimal payment for fractional shares). SunPower also reimbursed its non-employee directors for their travel expenses for attending SunPower Board and committee meetings.

DIRECTOR INDEPENDENCE

The board of directors has determined that five of the current six directors, namely Mr. Albrecht, Ms. Atkins, Dr. Bufe, and Messrs. McDaniel and Wood, each meet the standards for independence as defined by applicable listing standards of the NASDAQ Global Select Market and rules and regulations of the SEC. The board of directors has also determined that Mr. Werner, the President and Chief Executive Officer, is not “independent” as defined by applicable listing standards of the NASDAQ Global Select Market. There are no family relationships among any of SunPower’s directors or executive officers.

LEAD INDEPENDENT DIRECTOR, LEADERSHIP STRUCTURE AND RISK OVERSIGHT

The board of directors has determined that having a lead independent director assist the Chairman of the board of directors and Chief Executive Officer is in the best interest of stockholders at this time. In early 2010, Betsy S. Atkins was appointed to serve as the lead independent director for the SunPower Board. This structure ensures a greater role for the independent directors in the oversight of SunPower and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the board of directors. SunPower believes that this leadership structure also is preferred by a significant number of SunPower’s stockholders.

With the retirement of Mr. Rodgers from the SunPower Board at the 2011 annual meeting of stockholders, the SunPower Board, on May 3, 2011, appointed Mr. Werner, the President and Chief Executive Officer of SunPower, as the new Chairman of the SunPower Board. SunPower believes the current SunPower Board leadership structure is optimal because it demonstrates strong and experienced leadership to its stockholders, employees, customers and other stakeholders, with a single person setting the tone and having primary responsibility for managing SunPower’s strategy and operations. Mr. Werner brings to SunPower a comprehensive knowledge of SunPower’s business and operating history, a unique combination of technical, operational and financial management experience, and nearly 20 years of executive officer service with various companies. In his position as President and Chief Executive Officer, Mr. Werner has primary responsibility for the day-to-day operations of SunPower and provides consistent leadership on SunPower’s key strategic objectives. In his role as Chairman of the SunPower Board, he sets the agenda and strategic priorities for the SunPower Board, presides over its meetings and communicates its recommendations, decisions and guidance to the other members of senior management. The SunPower Board believes that the combination of these two roles provides consistent communication and coordination throughout the organization, and an effective and efficient implementation of corporate strategy. In addition, Mr. Werner is the most knowledgeable member of the SunPower Board regarding SunPower’s business, challenges and the risks SunPower faces, and in his role as Chairman, is able to most effectively facilitate the SunPower Board’s oversight of those matters. The SunPower Board believes this combined leadership structure is appropriately balanced by the lead independent director and the three principal committees of the SunPower Board, each of which is chaired by an independent director.

The SunPower Board is actively involved in oversight of risks that could affect SunPower. This oversight is conducted primarily through committees of the SunPower Board, in particular the Audit Committee, as disclosed in the descriptions of each of the committees below and in the charters of each of the committees. The full SunPower Board, however, has retained responsibility for general oversight of risks. The SunPower Board satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within SunPower. The SunPower Board believes its administration of its risk oversight function has not affected the SunPower Board leadership structure.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

The SunPower Board held four regular, quarterly meetings, one annual meeting and eight special meetings during fiscal year 2010. During fiscal year 2010, each director, other than Mr. Rodgers, attended at least 75% of the aggregate number of meetings of the SunPower Board and its committees on which such director served. Mr. Rodgers attended 69% of SunPower Board meetings in fiscal year 2010. SunPower’s independent directors held four executive sessions during regular, quarterly meetings without management present during fiscal year 2010.

SunPower believes that good corporate governance is important to ensure that it is managed for the long-term benefit of its stockholders. The SunPower Board has established committees to ensure that SunPower maintains strong corporate governance standards. The SunPower Board has standing Audit, Compensation, and

Nominating and Corporate Governance Committees. The charters of SunPower’s Audit, Compensation, and Nominating and Corporate Governance Committees are available on SunPower’s website at http://investors.sunpowercorp.com/documents.cfm. You may also request copies of committee charters free of charge by writing to SunPower Corporation, 77 Rio Robles, San Jose, California 95134, Attention: Corporate Secretary.

Audit Committee. The Audit Committee is a separately-designated standing committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. Each of the members of the Audit Committee is “independent” as that term is defined in Section 10A of the Exchange Act and as defined by applicable listing standards of the NASDAQ Global Select Market. Each member of the Audit Committee is financially literate and has the requisite financial sophistication as required by the applicable listing standards of the NASDAQ Global Select Market. In addition, the SunPower Board has determined that each of Messrs. Albrecht and McDaniel meet the criteria of an “audit committee financial expert” within the meaning of applicable SEC regulations due to his professional experiences described in his biography above. The Audit Committee is currently and was during 2010 composed of the following directors:

•	W. Steve Albrecht (Chair)

•	Thomas R. McDaniel

•	Pat Wood III

The purpose of the Audit Committee, pursuant to its charter, is to:

•

provide oversight of SunPower’s accounting and financial reporting processes and the audit of SunPower’s financial statements and internal controls by SunPower’s independent registered public accounting firm;

•

assist the SunPower Board in the oversight of: (1) the integrity of SunPower’s financial statements; (2) SunPower’s compliance with legal and regulatory requirements; (3) the independent registered public accounting firm’s performance, qualifications and independence; and (4) the performance of SunPower’s internal audit function;

•	oversee management’s identification, evaluation, and mitigation of major risks to SunPower;

•	prepare an audit committee report as required by the SEC to be included in the annual proxy statement; and

•	provide to the SunPower Board such information and materials as it may deem necessary to make the SunPower Board aware of financial matters requiring the attention of the SunPower Board.

The Audit Committee also serves as the representative of the SunPower Board with respect to its oversight of the matters described below in the “Audit Committee Report.” The Audit Committee has also established procedures for (1) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by SunPower employees of concerns regarding accounting or auditing matters. The Audit Committee promptly reviews such complaints and concerns. The Audit Committee held twelve meetings in 2010, including meetings to review the quarterly and annual financial statements and press releases with SunPower management and independent registered public accountants prior to release. For further information regarding the composition of the Audit Committee following the closing of the Offer, please see the description of “The Affiliation Agreement” in Item 3(a) of the 14D-9 Schedule.

Compensation Committee. Each of the members of the Compensation Committee is “independent” as defined by applicable listing standards of the NASDAQ Global Select Market. The Compensation Committee is currently and was during 2010 composed of the following directors:

•	Betsy S. Atkins (Chair)

•	Uwe-Ernst Bufe

•	Thomas R. McDaniel

The Compensation Committee, pursuant to its charter, assists the SunPower Board in discharging its duties with respect to:

•	the formulation, implementation, review, and modification of the compensation of directors and executive officers;

•

the preparation of an annual report of the Compensation Committee for inclusion in the annual proxy statement or Annual Report on Form 10-K, in accordance with applicable rules of the SEC and applicable listing standards of the NASDAQ Global Select Market;

•	reviewing and discussing the Compensation Discussion and Analysis, set forth in the annual proxy statement, with management; and

•	the administration of SunPower’s stock plans, including the Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan.

In certain instances, the Compensation Committee has delegated limited authority to Mr. Werner, in his capacity as a director, with respect to compensation and equity awards for employees other than SunPower’s executive officers. For more information on SunPower’s processes and procedures for the consideration and determination of executive compensation, please see “Compensation Discussion and Analysis” below. The Compensation Committee held six meetings during fiscal 2010. For further information regarding the composition of the Compensation Committee following the closing of the Offer, please see the description of “The Affiliation Agreement” in the Schedule 14D-9 Item 3(a).

Compensation Committee Interlocks and Insider Participation. No member of the Compensation Committee was at any time during fiscal 2010 one of SunPower’s officers or employees, or is one of SunPower’s former officers or employees. No member of the Compensation Committee had any relationship requiring disclosure under Item 404 and Item 407(e)(4) of Regulation S-K. Additionally, during fiscal 2010, none of SunPower’s executive officers or directors was a member of the board of directors, or any committee of the board of directors, or of any other entity such that the relationship would be construed to constitute a compensation committee interlock within the meaning of the rules and regulations of the SEC.

Nominating and Corporation Governance Committee. Each of the members of the Nominating and Corporate Governance Committee is “independent” as defined by applicable listing standards of the NASDAQ Global Select Market. The Nominating and Corporate Governance Committee is currently and was during 2010 composed of the following directors:

•	Betsy S. Atkins

•	Uwe-Ernst Bufe

•	Pat Wood III (Chair)

The Nominating and Corporate Governance Committee, pursuant to its charter, assists the SunPower Board in discharging its responsibilities with respect to:

•

the identification of individuals qualified to become directors and the selection or recommendation of candidates for all directorships to be filled by the board of directors or by the stockholders; and

•	the development, maintenance and recommendation of a set of corporate governance principles applicable to SunPower, and for periodically reviewing such principles.

The Nominating and Governance Committee also considers diversity in identifying nominees for directors. In particular, the Nominating and Governance Committee believes that the members of the SunPower Board should encompass a diverse range of talent, skill and expertise sufficient to provide sound and prudent guidance with respect to SunPower’s operations and interests. In addition, the Nominating and Governance Committee has determined that the SunPower Board as a whole must have the right diversity, mix of characteristics and skills for the optimal functioning of the SunPower Board in its oversight of SunPower.

The Nominating and Governance Committee believes the SunPower Board should be comprised of persons with skills in areas such as:

•	relevant industries, especially solar products and services;

•	technology manufacturing;

•	sales and marketing;

•	leadership of large, complex organizations;

•	finance and accounting;

•	corporate governance and compliance;

•	strategic planning;

•	international business activities; and

•	human capital and compensation.

Under SunPower’s Corporate Governance Principles, during the director nominee evaluation process, the Nominating and Corporate Governance Committee and the SunPower Board will take the following into account:

•

Candidates should be capable of working in a collegial manner with persons of different educational, business and cultural backgrounds and should possess skills and expertise that complement the attributes of the existing directors;

•	Candidates should represent a diversity of viewpoints, backgrounds, experiences and other demographics;

•	Candidates should demonstrate notable or significant achievement and possess senior-level business, management or regulatory experience that would benefit SunPower;

•	Candidates shall be individuals of the highest character and integrity;

•	Candidates shall be free from any conflict of interest that would interfere with their ability to properly discharge their duties as a director or would violate any applicable law or regulation;

•	Candidates shall be capable of devoting the necessary time to discharge their duties, taking into account memberships on other boards and other responsibilities; and

•	Candidates shall have the desire to represent the interests of all stockholders.

The Nominating and Corporate Governance Committee held five meetings during fiscal 2010. For further information regarding the composition of the Nominating and Corporate Governance Committee following the closing of the Offer, please see the description of “The Affiliation Agreement” in Item 3(a) of the Schedule 14D-9.

NOMINATIONS TO THE BOARD OF DIRECTORS

The Nominating and Corporate Governance Committee of the SunPower Board is responsible for recommending nominees for the SunPower Board.

As provided in SunPower’s Corporate Governance Policies, the Nominating and Corporate Governance Committee will consider suggestions from stockholders concerning possible candidates for nomination to the SunPower Board. Such suggestions should be submitted to the Nominating and Corporate Governance Committee as described below.

All of SunPower’s current directors were originally recommended to the SunPower Board by various sources, including its outside directors, major stockholders, advisors and other referral sources. All of the Total Directors were designated by Purchaser.

Director Nominations by Stockholders

The Nominating and Corporate Governance Committee will consider director candidates recommended by SunPower stockholders. Such nominations should be directed to the Nominating and Corporate Governance Committee, c/o Corporate Secretary, SunPower Corporation, 77 Rio Robles, San Jose, California 95134. In addition, the stockholder must give notice of a nomination to the Corporate Secretary, and such notice, pursuant to the Company’s bylaws, must be given not earlier than the 120th day and not later than the 90th day prior to the first anniversary of the preceding year’s annual meeting, provided that in the event that the next annual meeting is called for a date that is not within twenty-five (25) days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth (10th) day following the day on which SunPower mails or publicly announces its notice of the date of the annual meeting, whichever occurs first. Any such proposal must include the following:

•	the name, age, business address, residence address and record address of such nominee;

•	the principal occupation or employment of such nominee;

•	the class or series and number of shares of SunPower stock owned beneficially or of record by such nominee;

•	any information relating to the nominee that would be required to be disclosed in the proxy statement;

•	the nominee holder for, and number of, shares owned beneficially but not of record by such person;

•

whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any derivative or short positions, profit interests, options or borrowed or loaned shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such person with respect to any share of SunPower stock;

•

to the extent known by the stockholder giving the notice, the name and address of any other stockholder supporting the nominee for election or reelection as a director on the date of such stockholder’s notice;

•

a description of all arrangements or understandings between or among such persons pursuant to which the nomination(s) are to be made by the stockholder and any relationship between or among the stockholder giving notice and any person acting in concert, directly or indirectly, with such stockholder and any person controlling, controlled by or under common control with such stockholder, on the one hand, and each proposed nominee, on the other hand; and

•	a representation that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice.

If a director nomination is made pursuant to the process set forth above, the Nominating and Corporate Governance Committee will apply the same criteria in evaluating the nominee as it would any other board nominee candidate, and will recommend to the SunPower Board whether or not the stockholder nominee should be included as a candidate for election in SunPower’s proxy statement. The nominee and nominating stockholder should be willing to provide any information reasonably requested by the Nominating and Corporate Governance Committee in connection with its evaluation. The SunPower Board shall make the final determination whether or not a nominee will be included in the proxy statement and on the proxy card for election.

Once either a search firm selected by the Nominating and Corporate Governance Committee or a stockholder has provided the Nominating and Corporate Governance Committee with the identity of a prospective candidate, the Nominating and Corporate Governance Committee communicates the identity and known background and experience of the candidate to the SunPower Board. If warranted by a polling of the SunPower Board, members of the Nominating and Corporate Governance Committee and/or other members of senior management may interview the candidate. If the Nominating and Governance Committee reacts favorably to a candidate, the candidate is next invited to interview with the members of the board of directors who are not on the Nominating and Governance Committee. The Nominating and Governance Committee then makes a final determination whether to recommend the candidate to the SunPower Board for directorship. The Nominating and Governance Committee currently has not set specific, minimum qualifications or criteria for nominees that it proposes for SunPower Board membership, but evaluates the entirety of each candidate’s credentials. The Nominating and Governance Committee believes, however, that SunPower will be best served if its directors bring to the SunPower Board a variety of diverse experience and backgrounds and, among other things, demonstrated integrity, executive leadership and financial, marketing or business knowledge and experience.

For further information with respect to the composition of the SunPower Board after the closing of the Offer, please see the description of “The Affiliation Agreement” in Item 3(a) of the Schedule 14D-9.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders may send correspondence to the SunPower Board or to any individual director at: SunPower Corporation, 77 Rio Robles, San Jose, California 95134, Attention: Corporate Secretary.

Stockholder communications should indicate that the individual is a SunPower stockholder. The Corporate Secretary will forward such communication to the full SunPower Board, to the appropriate committee or to any individual director or directors to whom the communication is addressed, unless the communication is unduly hostile, threatening, illegal, or harassing, in which case the Corporate Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

DIRECTORS’ ATTENDANCE AT THE ANNUAL MEETINGS

Although SunPower does not have a formal policy that mandates the attendance of its directors at the annual stockholder meetings, the directors are encouraged to attend. Five of the six directors attended the 2011 annual meeting of stockholders, and six of the seven directors attended the 2010 annual meeting of stockholders. Mr. Rodgers, who retired effective as of the 2011 annual meeting of stockholders, did not attend the 2011 annual meeting of stockholders.

CODE OF BUSINESS CONDUCT AND ETHICS;

RELATED PERSONS TRANSACTIONS POLICY AND

PROCEDURES

It is SunPower’s general policy to conduct its business activities and transactions with the highest level of integrity and ethical standards and in accordance with all applicable laws. In addition, it is SunPower’s policy to avoid situations that create an actual or potential conflict between its interests and the personal interests of its officers and directors. Such principles are described in SunPower’s Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is applicable to SunPower’s directors, officers, and employees (including SunPower’s principal executive officer, principal financial officer and principal accounting officer) and is designed to promote compliance with the laws applicable to the business, accounting standards, and proper and ethical business methods and practices. The Code of Business Conduct and Ethics is available on SunPower’s website at http://investors.sunpowercorp.com under the link for “Code of Conduct.” You may also request a copy by writing to us at SunPower Corporation, 77 Rio Robles, San Jose, California 95134, Attention: Corporate Secretary. If SunPower amends or grants a waiver applicable to its principal executive officer, principal financial officer or principal accounting officer, it will post a copy of such amendment or waiver on SunPower’s website. Under the Corporate Governance Principles, the Nominating and Corporate Governance Committee is responsible for reviewing and recommending changes to the Code of Business Conduct and Ethics.

Pursuant to the Corporate Governance Principles, the Audit Committee will consider questions of actual and potential conflicts of interest (including corporate opportunities) of directors and officers, and approve or prohibit such transactions. The Audit Committee will review and approve in advance all proposed related party transactions (as defined in Item 404 of Regulation S-K), in compliance with the applicable rules of the NASDAQ Global Select Market. A related party transaction will only be approved if the Audit Committee determines that it is in the best interests of SunPower. If a director is involved in the transaction, he or she will be recused from all voting and approval processes in connection with the transaction.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of SunPower’s Shares as of April 3, 2011, except as described below, by: (i) each of SunPower’s directors; (ii) SunPower’s Chief

Executive Officer, SunPower’s Chief Financial Officer and each of the three most highly compensated individuals who served as SunPower’s other executive officers at 2010 fiscal year-end, whom SunPower collectively identifies as its “named executive officers”; (iii) its directors and executive officers as a group; and (iv) each person (including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934) who is known by SunPower to beneficially own more than 5% of any class of SunPower common stock.

Applicable beneficial ownership percentages listed below are based on 56,893,750 Class A Shares and 42,033,287 Class B Shares outstanding as of April 3, 2011. The business address for each of the directors and executive officers is SunPower’s corporate headquarters at 77 Rio Robles, San Jose, California 95134.

	Shares Beneficially Owned(1)				% Total Voting Power(2)
	Class A Common Stock		Class B Common Stock
	Shares	%	Shares	%
Directors, Director Nominees and Named Executive Officers
W. Steve Albrecht(3)	63,095	*	904	*	*
Dennis V. Arriola(4)	79,745	*	35,000	*	*
Betsy S. Atkins(5)	16,738	*	—	—	*
Uwe-Ernst Bufe	18,122	*	—	—	*
Thomas R. McDaniel(6)	31,987	*	—	—	*
Marty T. Neese(7)	79,652	*	222	*	*
James S. Pape	12,565	*	—	—	*
T.J. Rodgers	62,829	*	236,978	*	*
Howard J. Wenger(8)	101,379	*	—	—	*
Thomas H. Werner(9)	694,570	1.2	—	—	*
Pat Wood III(10)	58,989	*	—	—	*
All Current Directors, Director Nominees and Executive Officers as a Group (13 persons)(11)	1,259,519	2.2	273,104	*	*
Other Persons
Artis Capital Management, L.P. Artis Capital Management, Inc. Stuart L. Peterson (12) One Market Plaza, Steuart Street Tower, Suite 2700 San Francisco, CA 94105	—	—	3,382,829	8.0	6.9

BlackRock, Inc.(13) 40 East 52nd Street New York, NY 10022	3,630,838	6.4	—	—	*

RCM Capital Management, LLC(14) RCM U.S. Holdings LLC 555 Mission Street, 17th Floor San Francisco, CA 94105	—	—	2,528,690	6.0	5.1

Wellington Management Company LLP(15) 280 Congress Street Boston, MA 02210	—	—	4,753,154	11.3	9.7

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares underlying restricted stock units and options held by that person that will vest and be exercisable within 60 days of April 3, 2011 are deemed to be outstanding. Such shares, however, are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)	Percentage total voting power represents voting power with respect to all Class A Shares and Class B Shares, voting together as a single class. Each holder of Class B Shares is entitled to eight votes per Share and each holder of Class A Shares is entitled to one vote per Class A Shares on all matters to be submitted to stockholders for vote. The Shares vote together as a single class on all matters submitted to a vote of SunPower stockholders, except as otherwise may be required by law.
(3)	Includes 31,295 Class A Shares and 31,800 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011.
(4)	Includes 48,078 Class A Shares and 6,667 restricted stock units vesting within 60 days of April 3, 2011, and 25,000 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011. 35,000 Class B Shares are held by the Dennis V. Arriola and Janet A. Winnick Family Trust of which Mr. Arriola and his wife are co-trustees.
(5)	Includes 3,740 Class A Shares and 12,998 shares of Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011.
(6)	Includes 30,087 Class A Shares that are held in the McDaniel Trust dated 7/26/2000 of which Mr. McDaniel and his spouse are co-trustees.
(7)	Includes 29,652 Class A Shares and 50,000 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011.
(8)	Includes 61,616 Class A Shares and 5,000 restricted stock units vesting within 60 days of April 3, 2011, and 34,763 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011.
(9)	Includes 246,227 Class A Shares and 428,343 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011. Includes also (a) 10,000 Class A Shares are held by The Thomas H. Werner 2010 Grantor Retained Annuity Trust, of which Mr. Werner and his wife are co-trustees and Mr. Werner is the beneficiary, and (b) 10,000 Class A Shares are held by The Suzanne M. Werner 2010 Grantor Retained Annuity Trust, of which Mr. Werner and his wife are co-trustees and his wife is the beneficiary.
(10)	Includes 12,189 Class A Shares and 46,800 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011.
(11)	Includes the shares described in footnotes 1-10 plus 45,465 Class A Shares held by two additional executive officers and 6,666 restricted stock units vesting within 60 days of April 3, 2011, and 7,717 Class A Shares issuable upon exercise of options exercisable within 60 days of April 3, 2011 held by two additional executive officers.
(12)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC on February 14, 2011 by Artis Capital Management, L.P., Artis Capital Management, Inc. and Stuart L. Peterson, which indicated that the parties have beneficial ownership of 3,382,829 Class B Shares, with shared voting and shared dispositive power with respect to said shares.
(13)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A, filed with the SEC on February 8, 2011 by BlackRock, Inc., which indicated it has beneficial ownership of 3,630,838 Class A Shares, with sole voting and sole dispositive power with respect to said shares.
(14)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G, filed with the SEC on February 14, 2011 by RCM Capital Management LLC and its parent RCM U.S. Holdings LLC, which indicated that the parties have beneficial ownership of 2,528,690 Class B Shares, with sole voting power with respect to 2,060,040 Class B Shares, sole dispositive power with respect to 2,470,700 Class B Shares and shared dispositive power with respect to 57,990 Class B Shares.
(15)	The ownership information set forth in the table is based on information contained in a statement on Schedule 13G/A, filed with the SEC on February 14, 2011 by Wellington Management Company, LLP, which indicated that it has beneficial ownership of 4,753,154 Class B Shares, with shared voting power with respect to 2,612,737 Class B Shares and shared dispositive power with respect to 4,753,154 Class B Shares.

EXECUTIVE OFFICERS

The following table identifies SunPower’s current executive officers and the positions they hold. Officers are elected by the SunPower Board to hold office until their successors are elected and qualified.

Name	Age	Current Position(s) with Company
Thomas H. Werner	51	President and Chief Executive Officer
Dennis V. Arriola	50	Executive Vice President, Chief Financial Officer
Howard J. Wenger	51	President, Utility & Power Plants
James S. Pape	50	President, Residential & Commercial
Marty T. Neese	48	Chief Operating Officer
Bruce R. Ledesma	43	Executive Vice President, General Counsel and Corporate Secretary
Douglas J. Richards	52	Executive Vice President, Human Resources and Corporate Services

Mr. Thomas H. Werner has served as SunPower’s President and Chief Executive Officer since May 2010, a member of the SunPower Board since June 2003 and the Chairman of the SunPower Board since May 3, 2011. From June 2003 to April 2010, Mr. Werner served as the SunPower Board Chief Executive Officer. Prior to joining SunPower, from 2001 to 2003, he held the position of Chief Executive Officer of Silicon Light Machines, Inc., an optical solutions subsidiary of Cypress. From 1998 to 2001, Mr. Werner was Vice President and General Manager of the Business Connectivity Group of 3Com Corp., a network solutions company. He has also held a number of executive management positions at Oak Industries, Inc. and General Electric Co., and currently serves as a board member of Cree, Inc., Silver Spring Networks, and the Silicon Valley Leadership Group (as Chairman). Mr. Werner holds a bachelors degree in industrial engineering from the University of Wisconsin Madison, a bachelor’s degree in electrical engineering from Marquette University and a master’s degree in business administration from George Washington University.

Mr. Dennis V. Arriola has served as SunPower’s Executive Vice President and Chief Financial Officer since April 2010. From November 2008 to March 2010, Mr. Arriola served as SunPower’s Senior Vice President and Chief Financial Officer. From 2006 to November 2008, Mr. Arriola served as Senior Vice President and Chief Financial Officer of San Diego Gas & Electric and Southern California Gas Company, Sempra Energy’s California regulated utilities. From 2001 to 2006, Mr. Arriola served as Vice President of Communications and Investor Relations for Sempra Energy. From 1998 to 2001, he was Sempra’s Regional President and General Manager, South American Operations. From 1994 to 1998, he was Vice President and Treasurer for Pacific Enterprises/Southern California Gas Company. Mr. Arriola formerly served as a trustee for the Tomás Rivera Policy Institute in Los Angeles, and also as a member of the board of directors of the San Diego Symphony.

Mr. Howard J. Wenger has served as SunPower’s President, Utility and Power Plants since January 2010, prior to which he served as SunPower’s President, Global Business Units since August 2008. He served as SunPower’s Senior Vice President, Global Business Units from February 2008 to August 2008, and as SunPower’s Vice President, Global Business Units from January 2007 to February 2008. From 2003 to 2007, Mr. Wenger served as Executive Vice President and a member of the board of directors of PowerLight Corporation, a solar system integration company that SunPower acquired in January 2007 and subsequently renamed SunPower Corporation, Systems. From 2000 to 2003, he was Vice President, North American Business of AstroPower Inc., a solar power manufacturer and system provider. From 1998 to 2000, Mr. Wenger was the Director, Grid-Connected Business, for AstroPower. From 1993 to 1998, Mr. Wenger co-founded and managed Pacific Energy Group, a solar power consulting firm, and, from 1989 to 1993, Mr. Wenger worked for the Pacific Gas & Electric Company, a utility company in northern California, in both research and strategic planning of solar and distributed generation assets.

Mr. James S. Pape has served as SunPower’s President, Residential and Commercial since January 2010. From 2008 to 2010, Mr. Pape served as Vice President and General Manager of Ingersoll Rand’s North America HVACR division. From 2004 to 2008, Mr. Pape served as Vice President and General Manager for North America at Trane Commercial Systems, where he was responsible for growing the company’s commercial business for both Trane and Hussmann Refrigeration, and their respective profit and loss activities. Mr. Pape also previously held executive positions at Johnson Controls and Bearing Inspection.

Mr. Marty T. Neese has served as SunPower’s Chief Operating Officer since June 2008. From October 2007 to June 2008, Mr. Neese served as Executive Vice President, Worldwide Operations of Flextronics International Ltd., a manufacturing services company. From September 2004 to October 2007, Mr. Neese served in a variety of senior management positions at Solectron Corporation, a manufacturing services company, most recently as its Executive Vice President, Worldwide Operations. From September 2000 to September 2004, Mr. Neese served in various management roles, most recently as Vice President, Program Management and Sales Operations of Sanmina-SCI, an EMS provider of end-to-end manufacturing solutions.

Mr. Bruce R. Ledesma has served as SunPower’s Executive Vice President, General Counsel and Corporate Secretary since April 2010. From February 2007 to March 2010, Mr. Ledesma served as SunPower’s General Counsel and Corporate Secretary. From 2005 to 2007, Mr. Ledesma served as General Counsel of PowerLight Corporation. From 2002 to 2004, Mr. Ledesma served as the Executive Vice President and General Counsel of Barra, Inc., a financial risk management company. From 2000 to 2002, Mr. Ledesma served as Vice President of Barra Ventures and, from 1998 to 2000, he was Barra’s Associate General Counsel. From 1993 to 1998, Mr. Ledesma practiced as a corporate attorney for Latham & Watkins LLP. Mr. Ledesma currently serves as Chairman of the Tahoe-Baikal Institute, a nonprofit organization.

Mr. Douglas J. Richards has served as SunPower’s Executive Vice President, Human Resources and Corporate Services since April 2010. From September 2007 to March 2010, Mr. Richards served as SunPower’s Vice President, Human Resources and Corporate Services. From 2006 to 2007, Mr. Richards was Vice President of Human Resources and Administration for SelectBuild, a construction services company and a wholly-owned subsidiary of BMHC, and from 2000 to 2006, Mr. Richards was Senior Vice President of Human Resources and Administration for BlueArc, a provider of high performance unified network storage systems to enterprise markets. Prior to BlueArc, Mr. Richards spent 10 years at Compaq Computer Corporation and 5 years at Apple Computer, Inc. in various management positions.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis provides a detailed review and analysis of SunPower’s compensation policies and programs that applied to five of SunPower’s executive officers during the fiscal year ended January 2, 2011. These five executive officers consisted of SunPower’s Chief Executive Officer, its Chief Financial Officer, and the next three most highly compensated executive officers serving as of January 2, 2011. These five executive officers, whose names and titles are included in the following table, are referred to as the named executive officers:

Name	Title
Thomas H. Werner	President and Chief Executive Officer
Dennis V. Arriola	Executive Vice President and Chief Financial Officer
Howard J. Wenger	President, Utility & Power Plants
James S. Pape	President, Residential & Commercial
Marty T. Neese	Chief Operating Officer

Executive Summary

SunPower’s compensation programs are intended to align its named executive officers’ interests with those of its stockholders by rewarding performance that meets or exceeds the goals that the Compensation Committee establishes with the objective of increasing stockholder value. SunPower has adopted an executive compensation philosophy designed to deliver competitive total compensation upon the achievement of financial and strategic performance objectives. The total compensation received by SunPower’s named executive officers will vary based on corporate and individual performance, as measured against performance goals. Therefore, a significant portion of each named executive officer’s total pay is tied to SunPower’s performance.

SunPower delivered to its stockholders strong financial and operational results for fiscal year 2010 despite the challenges the global economy and credit markets experienced during that period:

•	2010 GAAP revenue growth of 46% to $2.22 billion from $1.52 billion in 2009.

•	2010 GAAP operating income growth of 125% to $139 million from $62 million in 2009.

•	2010 GAAP EPS growth of 401% from 2009 to $1.75 per diluted share.

•	SunPower successfully integrated its acquisition of SunRay Renewable Energy, which significantly contributed to recognizing revenue on more than 100 megawatts of power plants in Europe in 2010.

•	SunPower added approximately 500 partners to its global dealer network in 2010, completing the year with 1,500 partners.

•	SunPower entered into a joint venture to build a 1.4 gigawatt third solar cell fabrication facility in Malaysia, which commenced operations in 2010 and is producing yields ahead of plan.

•

SunPower introduced significant technological innovations in 2010, including (1) the world’s first 24% conversion efficiency production solar cell as well as the first 20% efficiency solar panel, (2) the Oasis power plant in the United States and Europe which will reduce power plant balance of systems costs, and (3) significant progress on our low concentration photovoltaic system.

For fiscal 2010, SunPower’s strong financial performance was the key factor in its compensation decisions and outcomes for the fiscal year. In fiscal 2010, the highlights of SunPower’s executive officer compensation program were as follows:

•

Revenue, adjusted profit before tax, and corporate milestone performance targets determined the actual payouts under SunPower’s performance-based cash bonus programs (specifically, the 2010 Semi-Annual Bonus Program and the 2010 Quarterly Bonus Program) for SunPower’s named executive officers. Performance with respect to each of these performance targets exceeded the threshold and resulted in the payment of cash bonus awards. Performance thresholds and targets are further described below in “Executive Compensation—Non-Equity Incentive Plan Compensation.”

•

Long-term incentives in the form of time- and performance-based restricted stock units make up a large portion of each named executive officer’s compensation and are linked to the long-term performance of SunPower’s stock. Restricted stock units generally vest over three years, and performance-based restricted stock units are earned only after the achievement of corporate performance targets, and also vest over a three-year period.

•

Earning performance-based restricted stock units depends on the achievement of revenue and adjusted profit before tax performance targets. Performance with respect to each of these performance targets exceeded the threshold and resulted in payment of equity awards. Performance thresholds and targets are further described below in “Executive Compensation—Equity Incentive Plan Compensation.”

•

Individual performance was additionally measured each quarter based on each named executive officer’s achievement of his personal Key Initiatives, which support SunPower’s corporate, strategic and operational milestones. An individual’s personal Key Initiative score would result in no award being payable under the 2010 Quarterly Bonus Program even if SunPower achieved its corporate targets if the personal Key Initiative score was determined to be zero.

•

SunPower made no or modest increases in base salaries for its named executive officers, except for Mr. Wenger, who received a 29% increase in his base salary to reflect the greater role of the Utility & Power Plant segment in its overall business, particularly after SunPower’s March 2010 acquisition of SunRay Renewable Energy, a leading European solar power plant developer.

•

SunPower did not pay any tax gross-ups in 2010, and its change in control severance agreements do not entitle its named executive officers to payment without termination of employment following a change in control.

As a result of SunPower’s outstanding financial and operational performance in fiscal 2010, SunPower met the thresholds for each of its performance-based cash bonus programs, and its named executive officers earned their performance-based restricted stock unit awards. In fiscal 2010 a large portion of SunPower’s named executive officers’ compensation (92% for SunPower’s Chief Executive Officer and averaging 80% for SunPower’s other named executive officers) was delivered in the form of semi-annual and quarterly bonus programs, as well as long-term equity incentives. Consistent with SunPower’s compensation philosophy, comparing SunPower’s achievements and the corresponding payments to SunPower’s named executive officers in 2010 to 2009, pay levels have been lower in fiscal years in which SunPower did not meet its target performance measures (such as in 2009) and pay levels have been higher in years in which its performance was strong (such as in 2010).

The following discussion should be read together with the information SunPower presents in the compensation tables, the footnotes and narratives to those tables and the related disclosure appearing in “Executive Compensation” below.

General Philosophy and Objectives

For fiscal 2010, SunPower continued to operate a compensation program designed primarily to reward its named executive officers for outstanding financial performance and achievement of corporate objectives consistent with increasing long-term stockholder value. SunPower’s compensation program continued to be based on the following primary goals:

•	aligning executive compensation with business objectives and performance;

•	enabling SunPower to attract, retain and reward executive officers who contribute to SunPower’s long-term success;

•	attracting and retaining the best people in the industry; and

•	providing additional long-term incentives to executives to work to maximize stockholder value.

In order to implement SunPower’s philosophy, the Compensation Committee has established a disciplined process for the adoption of executive compensation programs and individual executive officer pay actions that includes the analysis of competitive market data, a review of each executive officer’s role, performance assessments and consultation with the Compensation Committee’s independent compensation consultant, as described below.

The Compensation Committee believes that the most effective executive compensation program is one that rewards the achievement of specific corporate and financial goals by rewarding SunPower’s named executive officers when those goals are met or exceeded, with the ultimate objective of increasing stockholder value. In addition, the mix of base salary, performance-based cash awards and equity-based awards provides proper incentives without encouraging excessive risk taking. SunPower believes that the risks arising from its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company.

Compensation Setting Process

The Compensation Committee is responsible for managing the compensation of SunPower’s executive officers, including SunPower’s named executive officers, in a manner consistent with its compensation philosophy. The Compensation Committee consists entirely of independent directors in accordance with applicable listing standards of the NASDAQ Global Select Market and Section 162(m) of the Internal Revenue Code. The Compensation Committee establishes our compensation philosophy and objectives, and annually reviews and, as necessary and appropriate, adjusts each named executive officer’s compensation. Consistent with its philosophy, the Compensation Committee offered SunPower’s named executive officers total compensation opportunities above the 50th percentile of SunPower’s peer group of companies (as further described below) during fiscal 2010. When determining appropriate compensation for the named executive officers, the Compensation Committee considered the advice of an independent compensation consultant, recommendations from management and internal compensation specialists, practices of companies within SunPower’s peer group, SunPower performance, SunPower’s business plan and individual performance. As part of this process, the compensation consultant prepared a competitive analysis of SunPower’s compensation program and management presented its recommendations regarding base salary, time- and performance-based equity awards and performance targets under SunPower’s 2010 Semi-Annual Bonus Program and 2010 Quarterly Bonus Program to the Compensation Committee for its review and consideration. The Compensation Committee accepts, rejects or accepts as modified management’s various recommendations regarding compensation for the named executive officers other than the Chief Executive Officer. The Compensation Committee also approves, after modification, management’s recommendations on various performance targets and milestones. The Compensation Committee met without the Chief Executive Officer when reviewing and establishing his compensation.

Compensation Consultant and Peer Group

For fiscal 2010, the Compensation Committee again directly engaged and retained Radford, a business unit of Aon Corporation and a compensation consulting firm, to identify and maintain a list of SunPower’s peer group of companies. In 2009, the Compensation Committee, with the assistance of Radford, established a peer group of semiconductor, technology and energy companies with annual revenues between $1 billion and $5 billion. This peer group also included companies identified by SunPower as most closely matching SunPower’s core business. In 2010, the Compensation Committee revised the peer group due to the Compensation Committee’s belief that the peer group should closely match SunPower’s business, and be based on the current and anticipated growth that SunPower has experienced and expects to experience. As a result of Radford’s review, SunPower’s peer group in 2010 shifted based on the following factors: changes in the relative revenues and market capitalization of both SunPower and the peer companies; and developing business strategies for both SunPower and the peer companies.

The following factors were used in the selection process:

•	North American companies in the Cleantech Index;

•	At least 50% and no more than two times SunPower’s annual revenue; and

•

Companies that match other size and performance metrics: trailing 12 months revenue, number of employees, market capitalization per employee, ratio of market capitalization to revenue, revenue per employee, last fiscal year revenue and net income, and market capitalization.

The Compensation Committee believes SunPower’s new peer group closely matches its core business. The companies included in SunPower’s peer group for fiscal 2010 are listed below:

• Advanced Micro Devices, Inc.	• KLA-Tencor Corporation

• Altera Corporation	• MEMC Electronic Materials, Inc.

• Analog Devices, Inc.	• National Semiconductor Corporation

• Baldor Electric Company	• ON Semiconductor Corporation

• Energizer Holdings, Inc.	• Polycom, Inc.

• Fairchild Semiconductor International, Inc.	• Quanta Services, Inc.

• First Solar, Inc.	• Roper Industries, Inc.

• FLIR Systems, Inc.	• Varian Semiconductor Equipment Associates, Inc.

• JDS Uniphase Corporation	• Waters Corporation

• Juniper Networks, Inc.	• Xilinx, Inc.

With respect to each company in SunPower’s peer group, Radford provided compensation data including base salaries, cash bonus awards as a percentage of base salaries, total cash compensation, and equity awards. In 2010, Radford also advised the Compensation Committee in connection with evaluating SunPower’s compensation practices, developing and implementing its executive compensation program and philosophy, establishing total compensation targets, and setting specific compensation components to reach the determined total compensation targets. The Compensation Committee also participated in the Radford Global Technology Survey. Radford did not provide any services to SunPower other than advising the Compensation Committee on executive compensation issues.

Benchmarking

In making its key compensation decisions for the named executive officers for fiscal 2010, the Compensation Committee consciously benchmarked each named executive officer’s total compensation to the compensation of individuals in comparative positions at companies in the peer group based on information that management obtained from public filings supplemented by data Radford provided from surveys. In general, the Compensation Committee initially established base salaries at or below the 50th percentile of the peer group, and both performance-based cash bonus awards and long-term time- and performance-based equity awards generally at or above the 50th percentile of the peer group. The Compensation Committee provided a considerably greater proportion of SunPower’s named executive officers’ total compensation in the form of variable, “at risk” pay than that provided by SunPower’s peers, and gave SunPower’s named executive officers an opportunity to earn more than their counterparts through strong and targeted performance. In establishing incentive opportunities, the Compensation Committee focused on corporate performance so that if SunPower’s corporate performance was achieved at target levels, the Compensation Committee expected that SunPower’s named executive officers’ pay would be above the 50th percentile levels. SunPower’s Chief Executive Officer’s base salary was set at approximately the 25th percentile for fiscal 2010, while his performance-based cash bonus targets and performance-based equity award target were set above the 50th percentile, if performance targets were exceeded. The Compensation Committee viewed benchmarking as just the beginning, and not the end, of its discussion regarding SunPower’s named executive officers’ pay opportunities for fiscal 2010, and looked to individual performance in certain circumstances to establish pay opportunities either above or below the initial benchmarks, as further described below. The Compensation Committee believes that this strongly links SunPower’s named executive officers’ pay to their and SunPower’s performance, and best aligns SunPower’s named executive officers’ compensation interests with the interests of SunPower’s stockholders.

2010 Compensation Components

For fiscal 2010, the Compensation Committee allocated total compensation among various pay elements consisting of base salary, performance-based cash bonus awards, time-based equity awards, performance-based equity awards, and perquisites and other compensation. The table below provides an overview of each element of compensation and is followed by a further discussion and analysis of the specific decisions that we made for each element for fiscal 2010:

Compensation Component	Objective and Basis	Form	Practice
Base salary	Fixed compensation that is set at a competitive level for each position to reward demonstrated experience and skills.	Cash	Competitive market ranges are generally established at or below the 50th percentile.

Performance-based cash bonus awards	Quarterly and semi-annual incentives that drive SunPower performance and align executives’ interests with stockholders’ interests.	Cash	Target incentives are set as a percentage of base salary and are based on benchmarking at or above the 50th percentile. Actual payment is calculated based on achievement of corporate and individual goals.

Time-based equity awards	Long-term incentive that aligns executives’ interests with stockholders’ interests, helps retain executives through long-term vesting periods and provides an avenue for potential wealth accumulation.	Restricted stock units	Equity awards in total are based on benchmarking generally approximating the 75th percentile, specific performance achievements and SunPower retention goals.

Performance-based equity awards	Long-term incentive that drives SunPower performance and aligns executives’ interests with stockholders’ interests, helps retain executives through long-term vesting periods and provides an avenue for potential wealth accumulation.	Performance stock units	Equity awards in total are based on benchmarking generally approximating the 75th percentile and SunPower performance objectives. Actual payment is calculated based on achievement of corporate goals.

Perquisites and other compensation	Sparingly offered, and primarily in the form of customary relocation packages designed to allow new hires to focus on their new responsibilities with SunPower.	Various	Named executive officers are eligible to participate in health and welfare benefits and 401(k) matching available to all employees. Mr. Pape received a relocation benefit in 2010. Named executive officers are parties to employment agreements and the Management Career Transition Plan that provides for certain severance benefits.

The relative proportion of each element for fiscal 2010 was based on the Compensation Committee’s comparison of compensation that it offered SunPower’s executive officers against compensation offered by peer group companies to their executive officers, the tax and accounting consequences of certain types of equity compensation, and a desire to allocate a higher proportion of total compensation to performance-based and equity incentive awards.

The composition of the components of compensation of the named executive officers for 2010 is set forth below. This composition is consistent with the philosophy of aligning SunPower’s named executive officers’ interests with those of SunPower’s stockholders by tying a significant portion of their total compensation to corporate performance goals and providing long-term incentives in the form of equity awards.

2010 Compensation Components

Analysis of Fiscal 2010 Compensation Decisions

Base Salary. For fiscal 2010, with the exception of Mr. Wenger, SunPower made no, or modest, increases in base salaries for its named executive officers after evaluating competitive market compensation paid by companies in SunPower’s competitive peer group for similar positions. SunPower believes that base salaries for executive officers should be initially targeted at or below the 50th percentile of the range of salaries for executive officers in similar positions and with similar responsibilities at comparable companies. This initial benchmarking is in line with SunPower’s compensation philosophy, which in part is to help SunPower best attract, retain and equitably reward its executives. Mr. Wenger received a 29% increase in his base salary to reflect the greater role of the Utility & Power Plant segment in SunPower’s overall business, especially after SunPower’s acquisition of SunRay Renewable Energy, a leading European solar power plant developer. Mr. Wenger’s base salary after the increase is at approximately the 50% percentile.

The table below sets forth the salaries in effect in fiscal 2010 compared to the salaries in effect in fiscal 2009 for each of the named executive officers:

Name	2009 Base Salary(1)	2010 Base Salary(2)	% Increase
Thomas H. Werner	$360,000	$360,000	0.0%
Dennis V. Arriola	$425,000	$440,000	3.5%
Howard J. Wenger	$310,000	$400,000	29.0%
James S. Pape(3)	n/a	$400,000	n/a
Marty T. Neese	$400,000	$415,000	3.8%

(1)	These amounts represent 2009 base salaries after April 1, 2009.
(2)	These amounts represent 2010 base salaries after April 1, 2010.
(3)	Mr. Pape joined SunPower in January 2010 and his salary was effective upon the commencement of his employment.

SunPower’s Compensation Committee approves the employee salary for SunPower’s Chief Executive Officer, and that of each named executive officer below the Chief Executive Officer level. For those below the Chief Executive Officer level, the Compensation Committee takes into account the Chief Executive Officer’s recommendation. The Compensation Committee reviews base salaries annually, and adjusts base salaries from time to time to realign salaries with market levels, based on the information provided by Radford, after taking into account an individual’s prior performance, experience, criticality of position and expected future performance. Based on information presented to the Compensation Committee by Radford regarding market ranges for salaries at peer group companies, SunPower determined that SunPower’s named executive officers’ 2010 base salaries, other than the Chief Executive Officer’s base salary, were established at approximately the 50th percentile of its peer group of companies. SunPower determined that the Chief Executive Officer’s base salary was established at the 25th percentile and used performance-based compensation elements to set his total compensation target at above the 50th percentile. In 2009, the Compensation Committee decided to make no adjustments to base salaries for the named executive officers for 2009 primarily due to poor general economic conditions. After the changes to base salary made in 2010, SunPower believes that it compensated its named executive officers equitably in 2010 when compared to SunPower’s peers.

Performance-Based Cash Bonus Awards. Rather than maintain a discretionary cash bonus program for SunPower’s named executive officers, SunPower operated two performance-based cash bonus programs during fiscal 2010. The first program is SunPower’s Annual Executive Bonus Plan, under which SunPower adopted programs to be effective for the first and last six-month fiscal periods of 2010. SunPower refers to these two programs together as its 2010 Semi-Annual Bonus Program. The second plan is SunPower’s Executive Quarterly Key Initiative Bonus Plan, which is effective quarterly on an ongoing basis and which for 2010 SunPower refers to as its 2010 Quarterly Bonus Program. These programs allow SunPower to provide performance-based cash bonus awards that align executive compensation with corporate and financial objectives and performance.

While SunPower sets base salaries for its executive officers at or below the 50th percentile (at the 25th percentile for its Chief Executive Officer), SunPower relied on performance-based cash bonus awards to elevate target total cash compensation to or above the 50th percentile in order to promote a variable, performance-oriented total compensation philosophy. For SunPower’s Chief Executive Officer, target total cash compensation is above the 50th percentile if performance targets are exceeded. For each named executive officer, an overall target bonus opportunity was established at or above the 50th percentile through SunPower’s benchmarking process. SunPower allocated two-thirds of each individual’s aggregate annual target cash bonus awards under the 2010 Semi-Annual Bonus Program and one-third under the 2010 Quarterly Bonus Program. SunPower’s Compensation Committee approved the individual bonus program incentive level for its Chief Executive Officer and for each named executive officer below the Chief Executive Officer level. The table below summarizes the total target payout, including awards under the 2010 Semi-Annual Bonus Program and the 2010 Quarterly Bonus Program, as a percentage of annual base salary, for each named executive officer during fiscal 2009 and fiscal 2010. The target payouts under the 2010 Semi-Annual Bonus Program were effective as of the beginning of the first and last six-month periods in fiscal 2010 while the target payouts under the 2010 Quarterly Bonus Program were effective as of the beginning of the quarter following approval by the Compensation Committee. The Compensation Committee made no adjustments to total target payout for any named executive officer during 2010.

Name	2009 Total Target Payout (including Semi- Annual and Quarterly Programs) as Percentage of Annual Salary	2010 Total Target Payout (including Semi- Annual and Quarterly Programs) as Percentage of Annual Salary	2010 Quarterly Bonus Program Target Payout as Percentage of Annual Salary	2010 Semi-Annual Bonus Program Target Payout as Percentage of Annual Salary
Thomas H. Werner	200%	200%	67%	133%
Dennis V. Arriola(1)	70%	80%	27%	53%
Howard J. Wenger	80%	80%	27%	53%
James S. Pape	n/a	80%	27%	53%
Marty T. Neese	80%	80%	27%	53%

(1)	Mr. Arriola’s target percentage increased for fiscal 2010 compared to fiscal 2009 to align the percentage with the other named executive officers.

Both the 2010 Semi-Annual Bonus Program and the 2010 Quarterly Bonus Program are formula driven, and the formulas are used to calculate actual bonus payments for each named executive officer. Please see “Executive Compensation—Non-Equity Incentive Plan Compensation” below for more information about these formulas.

Payments to SunPower’s named executive officers under SunPower’s 2010 Semi-Annual Bonus Program required SunPower’s achieving semi-annual revenue and semi-annual adjusted profit before tax targets. The targets are set on the basis of the operating plan approved by the SunPower Board at the beginning of the measurement period. The operating plan is based on SunPower’s history of growth and expectations regarding SunPower’s future growth, as well as potential challenges in achieving such growth. The performance targets were established to be challenging to achieve for SunPower’s named executive officers. For example, in 2009, due to the challenging economic environment, SunPower did not achieve the corporate threshold performance in the first half of 2009 and no bonuses were paid. Due to SunPower’s strong financial performance in 2010, SunPower achieved between 97% and 135% of target performance under these goals for 2010, and therefore bonus amounts were earned by SunPower’s named executive officers. Such bonus amounts are reflected in the “2010 Total Non-Equity Incentive Plan Compensation” table below.

Payments to SunPower’s named executive officers under SunPower’s 2010 Quarterly Bonus Program required SunPower achieving quarterly adjusted profit before tax targets and corporate milestones, as well as each individual achieving personal milestones referred to as the personal Key Initiatives. The Compensation Committee approved the quarterly adjusted profit before tax targets at the beginning of each fiscal quarter. If the threshold adjusted profit before tax and threshold corporate milestones were achieved, then bonus payouts were determined based on each named executive officer’s achievement of between six and fifteen personal Key Initiatives established for the quarter.

SunPower incorporates a “management by objective” system throughout its organization to establish performance goals that are in addition to its financial goals. Management establishes five-year corporate milestones, and then derives from them annual corporate milestones and quarterly corporate milestones. Each milestone is reviewed, revised and approved, and subsequently the scores reviewed and approved, by the SunPower Board. In addition, each named executive officer established quarterly personal Key Initiatives approved by the Chief Executive Officer that are in line with each quarter’s corporate milestones. Quarterly corporate milestones in 2010 included sensitive business objectives applicable to SunPower’s entire company focusing on confidential booking targets, cost targets, major customer transactions, research & development projects, manufacturing plans, customer satisfaction, process enhancements, and personnel development and training. For 2010, personal Key Initiative objectives included executing on financing strategies, sale of major projects, achieving liquidity objectives, achieving production output and quality goals, cost targets, supply strategies, confidential booking targets, customer experience and branding, margin management and organizational effectiveness, among others. The Chief Executive Officer’s Key Initiatives consisted solely of the quarterly corporate milestones that the SunPower Board approved after discussion with the Chief Executive

Officer. These corporate milestones and personal objectives are typically challenging in nature and designed to encourage the individual to achieve success in his or her position during the performance period. To provide context, in 2009, SunPower achieved an average of 80.3% on its corporate milestones, and an average of 82.5% on the personal Key Initiatives for SunPower’s 2009 named executive officers. In the fourth fiscal quarter of 2008 and first fiscal quarter of 2009, SunPower failed to meet the thresholds for payment under the quarterly bonus program.

The adjusted profit before tax goals were exceeded each quarter of 2010. The quarterly corporate milestone scores ranged from 85% to 100% and averaged 95% for the four quarters of 2010. The personal Key Initiative scores for the named executive officers ranged from 66% to 100%, and averaged 87% for the four quarters of 2010. Due to SunPower’s strong corporate performance in 2010, each named executive officer achieved greater than threshold performance in each quarter of 2010 under the 2010 Quarterly Bonus Plan. Actual payments were determined based on each individual’s attainment of personal Key Initiatives. Bonus amounts are reflected in the following table:

2010 Total Non-Equity Incentive Plan Compensation

	2010 Quarterly Bonus Plan Compensation
	Q1 Payout	Q2 Payout	Q3 Payout	Q4 Payout	First Half 2010 Semi- Annual Bonus Program Compensation Payout	Second Half 2010 Semi- Annual Bonus Program Compensation Payout	Total Non-Equity Incentive Plan Compensation
	($)	($)	($)	($)	($)	($)	($)
Thomas H. Werner	72,150	72,281	64,050	75,000	283,680	296,940	864,101

Dennis V. Arriola	28,875	33,642	33,000	36,667	138,688	145,171	416,043

Howard J. Wenger	32,233	25,667	28,633	30,067	126,080	131,973	374,653

James S. Pape	23,333	22,000	26,667	24,467	105,067	131,973	333,507

Marty T. Neese	27,667	29,396	30,433	31,125	130,808	136,922	386,351

Time-Based and Performance-Based Equity Awards. SunPower’s Compensation Committee believes that SunPower’s long-term performance is best achieved by an ownership culture that encourages long-term performance by its executive officers through the use of equity-based awards. SunPower’s Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan, as amended, or 2005 equity plan, permits the grant of stock options, stock appreciation rights, restricted shares, restricted stock units, performance shares, and other stock-based awards. Consistent with SunPower’s goal to attract, retain and reward the best available talent, and in light of SunPower setting its total direct compensation above the 50th percentile of SunPower’s peer group, SunPower targeted long-term equity awards generally approximating the 75th percentile of SunPower’s peer group through SunPower’s benchmarking process. The Compensation Committee then allocated long-term equity awards between time-based and performance-based restricted stock units. Time-based restricted stock units provide a more effective retention tool while performance-based restricted stock units provide a stronger performance driver. The Compensation Committee determined the mix that is the most appropriate for each named executive officer given each person’s roles and responsibilities and SunPower’s corporate strategies.

Awards granted and earned in 2010 were as follows:

Name	Time-Based Restricted Stock Units	Performance- Based Restricted Stock Units (Target)	Performance- Based Restricted Stock Units Earned		Recognition Restricted Stock Units
Thomas H. Werner	100,000	100,000	122,750		0

Dennis V. Arriola	50,000	50,000	61,375		20,000

Howard J. Wenger	70,000	25,000	30,688		15,000

James S. Pape(1)	60,000	0	n/a		0

Marty T. Neese	40,000	140,000	60,400	(2)	0

(1)	Mr. Pape did not receive a performance-based restricted stock unit grant in fiscal 2010 because he joined us in January 2010.
(2)	Target of 90,000 restricted stock units may be earned in fiscal 2011-2013 based on performance in those years.

Time-based equity awards were used in 2010 as a retention tool and to align SunPower’s named executive officers’ interests with long-term stockholder value creation. In connection with SunPower’s annual review of executive officer compensation, SunPower awarded restricted stock units to named executive officers in 2010, which awards vest in three equal installments over a three-year period beginning on March 1, 2011. In addition, the Compensation Committee made two time-based restricted stock awards in recognition of specific individual achievements: the first to Mr. Arriola for his performance in connection with the Audit Committee accounting investigation and restatement of SunPower’s financial results for prior periods, and the second to Mr. Wenger for his leadership in completing the acquisition of SunRay Renewable Energy. One-third of the recognition awards vested immediately, and the remaining thirds will vest on May 3, 2011 and May 3, 2012.

Performance-based equity awards in the form of performance-based restricted stock units were used as incentive compensation during 2010 to align SunPower’s named executive officers’ compensation with corporate performance. In connection with SunPower’s annual review of executive officer compensation, the Compensation Committee approved revenue and adjusted profit before tax targets, and a formula under which actual awards would be calculated after completion of the 2010 fiscal year. See “Executive Compensation—Equity Incentive Plan Compensation” below for more information about the formula. Awards were assessed at the end of the fiscal year based on SunPower’s attainment of the revenue and adjusted profit before tax targets for the year.

These performance metrics were selected on the basis of the operating plan approved by the SunPower Board after considering SunPower’s history of growth and expectations regarding SunPower’s future growth, as well as potential challenges in achieving such growth. The targets were intended to constitute a challenging goal, without certainty of achievement; for example, based on actual results compared to the 2009 performance targets, SunPower’s named executive officers did not earn any performance-based restricted stock units for 2009 performance. Based on SunPower’s strong financial performance in 2010, SunPower’s named executive officers achieved 91% of SunPower’s revenue target and 128% of SunPower’s adjusted profit before tax target. Therefore, the performance-based restricted stock units began vesting in three equal annual installments, subject to continued service, starting March 1, 2011.

In addition to 40,000 restricted stock units granted to Mr. Neese under the performance-based equity award program described above, the Compensation Committee granted 100,000 additional performance-based restricted stock units to Mr. Neese in August 2010. Manufacturing cost reduction is a key strategic initiative for SunPower, and Mr. Neese, as SunPower’s Chief Operating Officer, has primary responsibility for achieving the cost reduction roadmap. The Compensation Committee considered this award to appropriately align Mr. Neese’s compensation with the achievement of SunPower’s corporate cost reduction goals. These restricted stock units will be earned if SunPower achieves certain solar module cost per-watt targets approved by the Compensation Committee as measured at the end of each of fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013. These cost per-watt targets were, and will in future years be, selected from SunPower’s annual operating plan. In 2010, the target module cost per-watt was $1.79, and SunPower achieved better than target by achieving a lower module cost per-watt, or 97% of target, and Mr. Neese earned 11,300 restricted stock units, which all vested on March 1, 2011.

Perquisites and Other Compensation. As in prior years, perquisites were not a material portion of SunPower’s named executive officers’ compensation packages for 2010. SunPower provided certain perquisites and other health and welfare and retirement benefits, such as health, vision, and life insurance coverage and participation in and matching contributions under the 401(k) defined contribution plan, which are generally available to all employees. For 2010, Mr. Pape received a significantly greater amount of perquisites and personal benefits from SunPower than the other named executive officers due to his relocation to the San Francisco Bay area in connection with his hiring at the beginning of the year. SunPower agreed to provide Mr. Pape with these relocation benefits, without a tax gross-up, as part of his December 2009 offer letter, including 6 months of temporary housing, assistance in selling his Long Beach, California home, up to $200,000 of compensation for loss on the sale of his home, and reimbursement of certain costs in purchasing a new home. The Compensation Committee sought to aid Mr. Pape and his family during their move, and wanted to ensure that Mr. Pape was not unnecessarily distracted by commuting while he and his family attempted to sell their home in a very weak housing market. For more information about these arrangements and benefits, please see footnote four to the “2010 Summary Compensation Table” below.

Pension Benefits. None of SunPower’s named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by SunPower.

Nonqualified Deferred Compensation. None of SunPower’s named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by SunPower.

Employment and Severance Arrangements

During fiscal 2010, SunPower was party to employment agreements with SunPower’s named executive officers that provided change of control arrangements. The change in control arrangements generally entitle each named executive officer to certain calculated payments tied to base salary and bonus targets and accelerated vesting of his or her outstanding equity awards, but only upon an actual or constructive termination of employment in connection with a change of control of SunPower. The Chief Executive Officer, however, also receives limited accelerated vesting of outstanding equity awards if terminated without cause or if he resigns for good reason without a change of control having occurred. These arrangements were adopted to reinforce and encourage the continued attention and dedication of members of management to their assigned duties without the distraction arising from the possibility of a change in control, and to enable and encourage management to focus attention on obtaining the best possible outcome for SunPower’s stockholders without being influenced by personal concerns regarding the possible impact of various transactions on job security and benefits.

SunPower also maintains a Management Career Transition Plan, or severance plan, that entitles SunPower’s named executive officers and other key employees to certain calculated payments tied to base salary and bonus targets if employment termination occurs without a change of control. This severance plan does not entitle any of the plan participants to accelerated vesting of outstanding equity awards.

The Compensation Committee continues to believe that the change in control agreements and severance plan provide benefits that are consistent with industry practice. The Compensation Committee believes that entering into change of control and severance arrangements with certain of SunPower’s executives has helped SunPower attract and retain excellent executive talent. Without these provisions, these executives may not have chosen to accept employment with SunPower or remain employed by SunPower. The severance arrangements also promote stability and continuity in SunPower’s senior management team. For more information about the named executive officers’ change in control arrangements and the severance plan, please see “Executive Compensation—Employment Agreements” and “Executive Compensation—Potential Payments Upon Termination or Change of Control” below. For more information regarding the compensation potentially payable to our executive officers in connection with the Offer, please see Item 3(b) of the Schedule 14D-9 “Arrangements with Current Executive Officers and Directors of SunPower” and Item 8(h) of the Schedule 14D-9 “Information about Golden Parachute Compensation.”

Section 162(m) Treatment Regarding Performance-Based Equity Awards

Under Section 162(m) of the Code, SunPower is generally denied deductions for compensation paid to SunPower’s Chief Executive Officer and certain other highly compensated executive officers to the extent the compensation for any such individual exceeds one million dollars for the taxable year, unless the compensation qualifies as “performance-based compensation” under Section 162(m) of the Code. The Compensation Committee intends to preserve the deductibility of compensation payable to our executives, although deductibility will be only one among a number of factors considered in determining appropriate levels or methods of compensation.

Other Disclosures

Under SunPower’s insider trading policy, SunPower’s executive officers, directors and employees are prohibited from engaging in short sales of SunPower’s securities, establishing margin accounts or buying or selling options, puts or calls on SunPower securities.

SunPower does not maintain any equity or other security ownership guidelines or requirements for SunPower’s executives. SunPower does not have a policy regarding adjustment or recovery of awards or payments if the relevant performance goals or measures upon which they are based are restated or otherwise adjusted so that awards or payments are reduced.

EXECUTIVE COMPENSATION SUMMARY INFORMATION

Compensation of Named Executive Officers

The 2010 Summary Compensation Table below quantifies the compensation for each of the named executive officers for services rendered during fiscal 2010 and, as applicable, fiscal 2009 and fiscal 2008. The primary elements of each named executive officer’s total compensation during 2010 are reported in the table below and include base salary, performance-based cash bonuses under SunPower’s 2010 Semi-Annual Bonus Program and 2010 Quarterly Bonus Program, awards of restricted stock units subject to time-based vesting, and awards of performance-based restricted stock units subject to achievement of financial targets and subsequent time-based vesting.

2010 Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas H. Werner,	2010	360,006	—	3,388,000	—	864,101	16,766	4,628,873
President and Chief Executive Officer	2009	360,006	—	3,470,000	—	380,700	16,283	4,226,989
	2008	362,466	—	4,631,977	—	678,915	9,307	5,682,665

Dennis V. Arriola,	2010	436,365	—	2,032,800	—	416,043	11,169	2,896,377
Executive Vice President, Chief Financial Officer	2009	425,000	—	173,500	—	159,237	1,416,461	2,174,198
	2008	57,212	300,000	1,236,000	735,583	—	12,686	2,341,481

Howard J. Wenger,	2010	378,193	—	1,762,400	—	374,653	2,540	2,517,786
President, Utility & Power Plants	2009	310,003	—	1,041,000	—	127,968	2,998	1,481,969
	2008	285,969	—	945,800	—	186,600	5,332	1,423,701

James S. Pape President, Residential & Commercial	2010	375,385	300,000	1,016,400	—	333,507	271,122	2,296,414

Marty T. Neese,	2010	413,673	—	2,645,200	—	386,351	12,648	3,457,872
Chief Operating Officer	2009	400,000	—	520,500	—	176,400	12,446	1,109,346

(1)	The amounts reported in this column for 2010 reflect each named executive officer’s salary for 2010 plus payments for paid and unpaid time off and holidays.
(2)	The amounts reported in the “Stock Awards” column for 2010 represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 of stock awards granted during the year (time-based and performance-based restricted stock units), excluding the effect of certain forfeiture assumptions. For the performance-based restricted stock units reported in this column for 2010, such amounts are based on the probable outcome of the relevant performance conditions as of the grant date. Assuming that the highest level of performance is achieved for these awards, the grant date fair value of the performance-based restricted stock units awards would be: Mr. Werner, $2,541,000; Mr. Arriola, $1,270,500; Mr. Wenger, $483,750; Mr. Pape, $0 (Mr. Pape did not receive a performance-based restricted stock award in 2010); and Mr. Neese, $2,564,400. Please see Note 15 to SunPower’s consolidated financial statements in SunPower’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011 for details as to the assumptions used to determine the aggregate grant date fair value of these awards. Please see also SunPower’s discussion of stock-based compensation under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates” in SunPower’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011.
(3)	The amounts reported in this column for 2010 reflect the amounts earned under SunPower’s 2010 Semi-Annual Bonus Program and SunPower’s 2010 Quarterly Bonus Program. Additional information about non-equity incentive plan compensation earned during fiscal 2010 is set forth above in the supplemental “2010 Total Non-Equity Incentive Plan Compensation” table in SunPower’s “Compensation Discussion and Analysis.”

(4)	The amounts reported in this column for 2010 as “All Other Compensation” consist of the elements summarized in the table below. For Mr. Pape, “Relocation” consists of relocation payments or benefits to which he is entitled of an aggregate of $257,001, including up to $200,000 as compensation for the loss on the sale of his home as agreed to in his offer letter.

Name	Health Benefits ($)	Group Life Insurance ($)	401(k) Match ($)	Relocation ($)	Total ($)
Thomas H. Werner	14,964	302	1,500	—	16,766
Dennis V. Arriola	10,812	357	—	—	11,169
Howard J. Wenger	780	260	1,500	—	2,540
James S. Pape	13,813	308	—	257,001	271,122
Marty T. Neese	10,812	336	1,500	—	12,648

Grants of Plan-Based Awards

During 2010, SunPower’s named executive officers were granted plan-based restricted stock units and performance stock units under SunPower’s Second Amended and Restated SunPower Corporation 2005 Stock Incentive Plan, as amended, or the 2005 equity plan. They also were granted cash bonus awards under SunPower’s 2010 Semi-Annual Bonus Program and SunPower’s 2010 Quarterly Bonus Program. The following table sets forth information regarding the stock awards and cash bonus awards granted to each named executive officer during 2010.

2010 Grants of Plan-Based Awards Table

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible or Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Thomas H. Werner	— (3)	—	480,000	720,000	—	—	—	—	—
	— (4)	—	240,000	300,000	—	—	—	—	—
	5/3/10(5)	—	—	—	—	100,000	150,000	—	1,694,000
	5/3/10(6)	—	—	—	—	—	—	100,000	1,694,000

Dennis V. Arriola	— (3)	—	234,667	352,000	—	—	—	—	—
	— (4)	—	117,333	146,667	—	—	—	—	—
	5/3/10(5)	—	—	—	—	50,000	75,000	—	847,000
	5/3/10(6)	—	—	—	—	—	—	50,000	847,000
	5/3/10(7)	—	—	—	—	—	—	20,000	338,800

Howard J. Wenger	— (3)	—	213,333	320,000	—	—	—	—	—
	— (4)	—	106,667	133,333	—	—	—	—	—
	5/3/10(6)	—	—	—	—	—	—	70,000	1,185,800
	5/3/10(7)	—	—	—	—	—	—	15,000	254,100
	8/5/10(8)	—	—	—	—	25,000	37,500	—	322,500

James S. Pape	— (3)	—	213,333	320,000	—	—	—	—	—
	— (4)	—	106,667	133,333	—	—	—	—	—
	5/3/10(6)	—	—	—	—	—	—	60,000	1,016,400

Marty T. Neese	— (3)	—	221,333	332,000	—	—	—	—	—
	— (4)	—	110,667	138,333	—	—	—	—	—
	5/3/10(5)	—	—	—	—	40,000	60,000	—	677,600
	5/3/10(6)	—	—	—	—	—	—	40,000	677,600
	8/5/10(9)	—	—	—	—	100,000	120,000	—	1,290,000

(1)	Additional information about estimated possible payouts under non-equity incentive plan awards is set forth below in the “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Table.”
(2)	The amounts reported in these columns represent performance-based restricted stock units. The Compensation Committee approved the awards on May 3, 2010 and August 5, 2010. The grant date fair value of these awards is reported based on the probable outcome of the applicable performance conditions and is consistent with the estimate of aggregate compensation cost, if any, expected to be recognized over the service period determined as of the grant date under FASB ASC Topic 718, excluding the effect of estimated forfeitures.
(3)	Consists of an award under SunPower’s 2010 Semi-Annual Bonus Program. Achievement of certain performance metrics could reduce payouts to zero when applied to the applicable formula, as further described below. As a result, threshold payouts were inapplicable for each named executive officer.
(4)	Consists of an award under SunPower’s 2010 Quarterly Bonus Program. Achievement of certain performance metrics could reduce payouts to zero when applied to the applicable formula, as further described below. As a result, threshold payouts were inapplicable for each named executive officer.
(5)	Consists of an award of restricted stock units, subject to achievement of specific performance metrics in addition to time-based vesting requirements, under the 2005 equity plan. Failure to achieve certain performance metrics could result in zero restricted stock units being awarded. The maximum attainable award is 150% of target. The closing price of SunPower’s Class A Shares was $16.94 on May 3, 2010. Actual awards were determined in the first quarter of 2011 and are described in “Equity Incentive Plan Compensation” below. The earned award vests ratably on March 1, 2011, March 1, 2012 and March 1, 2013.
(6)	Consists of an award of restricted stock units, subject to time-based vesting requirements, under the 2005 equity plan. The award vests ratably on March 1, 2011, March 1, 2012 and March 1, 2013. The closing price of SunPower’s Class A Shares was $16.94 on May 3, 2010.
(7)	Consists of an award of restricted stock units, subject to time-based vesting requirements, under the 2005 equity plan. One-third of the award vested upon grant, one-third vests on May 3, 2011 and the remaining one-third vests on May 3, 2012. The closing price of SunPower’s Class A Shares was $16.94 on May 3, 2010.
(8)	Consists of an award of restricted stock units, subject to achievement of specific performance metrics in addition to time-based vesting requirements, under the 2005 equity plan. Failure to achieve certain performance metrics could result in zero restricted stock units being awarded. The maximum attainable award is 150% of target. The closing price of SunPower’s Class A Shares was $12.90 on August 5, 2010. The actual award was determined in the first quarter of 2011 and is described in “Equity Incentive Plan Compensation” below. The earned award vests ratably on March 1, 2011, March 1, 2012 and March 1, 2013.
(9)	Consists of an award of restricted stock units, subject to achievement of specific performance metrics in addition to time-based vesting requirements, under the 2005 equity plan. Failure to achieve certain performance metrics could result in zero restricted stock units being awarded. The maximum attainable award is 120% of target. The closing price of SunPower’s Class A Shares was $12.90 on August 5, 2010. Performance is measured in four tranches as of each fiscal year end from 2010 to 2013. If earned, each applicable tranche vests on March 1, 2011 (10,000 shares), March 1, 2012 (30,000 shares), March 1, 2013 (30,000 shares) and March 1, 2014 (30,000 shares). The actual award for the first tranche was determined in the first quarter of 2011 and is described in “Equity Incentive Plan Compensation” below.

Non-Equity Incentive Plan Compensation

During fiscal 2010, SunPower’s named executive officers were eligible for cash bonus payments under two bonus plans. The first plan was SunPower’s Annual Executive Bonus Plan, under which SunPower adopted its 2010 Semi-Annual Bonus Program. The second plan was SunPower’s Executive Quarterly Key Initiative Bonus Plan, under which SunPower adopted its 2010 Quarterly Bonus Program. The supplemental table below entitled “Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Table” provides additional information about each named executive officer’s target and maximum payout opportunities under both the 2010 Annual

Bonus Program and the 2010 Quarterly Bonus Program. Under the terms of both bonus plans, failure to achieve certain corporate or individual metrics could have resulted in zero payouts for a given period. The table entitled “2010 Total Non-Equity Incentive Plan Compensation” above in “Compensation Discussion and Analysis” details the actual payouts awarded under the two bonus plans to each named executive officer for fiscal 2010.

Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Table

Name	2010 Quarterly Bonus Program Target Each Quarter ($)	2010 Quarterly Bonus Program Maximum Each Quarter ($)	2010 Semi-Annual Bonus Program Target Each Six Months ($)	2010 Semi-Annual Bonus Program Maximum Each Six Months ($)
Thomas H. Werner	60,000	75,000	240,000	360,000
Dennis V. Arriola	29,333	36,667	117,333	176,000
Howard J. Wenger	26,667	33,333	106,667	160,000
James S. Pape	26,667	33,333	106,667	160,000
Marty T. Neese	27,667	34,583	110,666	166,000

2010 Semi-Annual Bonus Program. Awards under the 2010 Semi-Annual Bonus Program were formula-driven. At the beginning of each of the first and last six-month periods in fiscal 2010, which were the performance periods under the 2010 Semi-Annual Bonus Program, the Compensation Committee approved two performance metrics: (1) a semi-annual revenue target and (2) a semi-annual adjusted profit before tax target. The adjusted profit before tax target is its profit before tax adjusted for items such as asset write-downs, acceleration of amortization of debt issuance costs, stock-based compensation charges, purchase-accounting related charges, any extraordinary non-recurring items, and related tax effects associated with the items described above. Each named executive officer would earn 50% of his target bonus under the 2010 Semi-Annual Bonus Program upon the achievement of the revenue target, and another 50% of his target bonus upon the achievement of the adjusted profit before tax target. Maximum payment under the program was 150% of target, since SunPower wanted to encourage its named executive officers to exceed the performance targets. Payment for each target is determined based on the percentage of performance target that was achieved, as follows:

Percentage of Performance Target Achieved	Payment of Bonus as Percentage of Target Bonus
Under 80%	No bonus paid
80%	80% of target bonus (minimum payment for minimum achievement)
81% - 100%	Add 1% for every 1% achieved to 100% payment
Over 100%	Add 2.5% for every 1% achieved over 100%
Over 120%	150% of target bonus (maximum payment)

The performance targets, set at the beginning of the first and last six-month periods in fiscal 2010, were assessed at the end of such six-month periods. Based on SunPower’s actual results for the first and last the six-month periods in fiscal 2010, bonuses were earned and paid to SunPower’s named executive officers.

	Revenue Target	Revenue Achievement	Payment as % of Target Payment	Adjusted Profit Before Tax Target	Adjusted Profit Before Tax Achievement	Payment as % of Target Payment
First Six Months of 2010	$728.9 million	$738.4 million	103%	$19.0 million	$21.4 million	133%
Last Six Months of 2010	$1,526.6 million	$1,487.7 million	97%	$143.9 million	$193.6 million	150%

2010 Quarterly Bonus Program. Awards under the 2010 Quarterly Bonus Program were also formula-driven. At the beginning of each fiscal quarter during 2010, the Compensation Committee approved corporate performance metrics, consisting of (1) an adjusted profit before tax target and (2) a set of corporate milestones representing key initiatives that would support the corporate business plan. The adjusted profit before tax target was adjusted similar to the adjustments made under the 2010 Semi-Annual Bonus Program. Also at the beginning of each fiscal quarter, each named executive officer was responsible for establishing personal metrics, subject to approval by the Chief Executive Officer, representing personal Key Initiatives that would support the corporate milestones. These three metrics were then incorporated into the plan’s formula. An individual’s personal Key Initiative score could result in no award being payable even if SunPower achieved its profit before tax target and its corporate milestones in the event that the personal Key Initiative score was determined to be zero. The Chief Executive Officer’s Key Initiatives consisted solely of the corporate milestones that the board of directors established after discussion with the Chief Executive Officer. If threshold corporate milestones were achieved and SunPower exceeded its adjusted profit before tax target, bonus payments could exceed 100% of target, up to a maximum payment of 125% (based on adjusted profit before tax), depending on achievement of personal Key Initiatives.

Payments under the 2010 Quarterly Bonus Program were made as follows:

Achievement of Adjusted Profit Before Tax Target	Achievement of Corporate Milestones	Payment
Under 80%		No payment

Over 80%	Under 60%	No payment

Over 80%	Over 60% but under 80%	50% payment Payment = “2010 quarterly salary” multiplied by “target bonus (%)” multiplied by “personal Key Initiative score” multiplied by 50%

Over 80%	Over 80%	100% payment Payment = “2010 quarterly salary” multiplied by “target bonus (%)” multiplied by “personal Key Initiative score”

Over 100%	Over 80%

Greater than 100% payment

Payment = “2010 quarterly salary” multiplied by “target bonus (%)” multiplied by “personal Key Initiative score” multiplied by adjusted profit before tax achievement (up to a maximum of 125%)

The performance targets, set at the beginning of each quarter in fiscal 2010, were assessed at the end of such quarter. SunPower’s adjusted profit before tax targets for each quarter of 2010 were $1.2 million for the first quarter, $6.0 million for the second quarter, $14.1 million for the third quarter and $125.0 million for the fourth quarter. Actual results for these quarters were $5.9 million, $15.5 million, $24.2 million and $168.8 million, respectively. SunPower’s 2010 corporate milestones are kept confidential for competitive harm reasons, and they consisted of financial targets, cost targets, major customer transactions, research & development projects, manufacturing plans, customer satisfaction, process enhancements, and personnel development and training. The quarterly corporate milestone scores were 96%, 96%, 85% and 100% for each quarter in 2010. The combined personal Key Initiative scores for the named executive officers ranged from 66% to 100%, and averaged 87% for the four quarters of 2010.

SunPower’s business is subject to industry-specific seasonal fluctuations. Sales have historically reflected these seasonal trends with the largest percentage of total revenues realized during the last two calendar quarters of a fiscal year. Therefore, the quarterly financial targets reflect the trend of higher revenues and earnings in the last two calendar quarters of a fiscal year.

Equity Incentive Plan Compensation

In addition to time-based restricted stock awards, to further align executive compensation with maximizing stockholder value, the Compensation Committee granted to the named executive officers certain performance-based equity awards, consisting of restricted stock units, or RSUs, that would be released and begin time-based vesting only upon achievement of certain corporate objectives. Due to SunPower’s Audit Committee’s independent investigation into certain accounting and financial reporting matters at its Philippines operations and the related restatement of certain prior period financial statements, SunPower’s Compensation Committee met in May 2010 instead of the beginning of 2010 to approve two performance measures: (1) a revenue target and (2) an adjusted profit before tax target, each based on SunPower’s operating plan approved by the SunPower Board for the last three quarters of 2010. The measurement period covered the last three quarters of 2010 in order to preserve the Section 162(m) deductibility of payments. The adjusted profit before tax target is adjusted similar to the adjustments made under the 2010 Semi-Annual Bonus Program. Each eligible named executive officer would earn 50% of his target performance-based RSUs upon the achievement of the revenue target, and another 50% of his target performance-based RSUs upon the achievement of the adjusted profit before tax target. Payment for each target was determined based on the percentage of performance target that was achieved, as follows:

Percentage of Performance Target Achieved	Grant of RSUs as Percentage of Target RSUs
Under 80%	No RSUs granted
80%	90% of target RSUs (minimum award for minimum achievement)
81% - 100%	Add 0.5% for every 1% achieved to 100% payment
Over 100%	Add 2.5% for every 1% achieved over 100%
Over 120%	150% of target RSUs (maximum award)

Performance-based restricted stock units vest, if at all, in three equal annual installments, subject to continued service after achievement of the performance measures, starting in March 1, 2011. In connection with SunPower’s 2010 performance-based equity awards, SunPower achieved 91% of its revenue target (which was $2,046.9 million), and 128% of its adjusted profit before tax target (which was $163.1 million). Four named executive officers were eligible for these performance-based RSU grants, and their targets and earned RSUs are described above in “Compensation Discussion and Analysis—Analysis of 2010 Compensation Decisions—Time-Based and Performance-Based Equity Awards.” Mr. Pape was not eligible for a performance-based RSU grant since he joined SunPower in January 2010.

In August 2010, the Compensation Committee granted additional performance-based RSUs to Mr. Neese and approved performance measures based on solar module cost per watt targets to be achieved by SunPower measured at the end of each of fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 (for fiscal 2012 and 2013, the targets will be as defined in the annual operating plan). If Mr. Neese achieves the target module cost per watt for each year, 10,000 shares would vest on March 1, 2011, 30,000 shares would vest on March 1, 2012, 30,000 shares would vest on March 1, 2013, and 30,000 shares would vest on March 1, 2014. The maximum award that may be earned is 120% of target, since SunPower wanted to encourage Mr. Neese to exceed the cost reduction targets. Award is determined based on the percentage of performance target that is achieved, as follows:

Percentage of Performance Target Achieved	Grant of RSUs as Percentage of Target RSUs
Over 105%	No RSUs granted
105%	80% of target RSUs (minimum award for minimum achievement)
104% to 96%	Pro rated grant of target RSUs (100% achievement will earn 100% of RSUs)
95% or under	120% of target RSUs (maximum award)

In 2010, SunPower’s target module cost per-watt was $1.79, and SunPower achieved better than target by achieving a lower module cost per-watt, or 97% of target, and Mr. Neese earned 11,300 restricted stock units, which all vested on March 1, 2011.

In addition, SunPower made two time-based restricted stock awards in recognition of specific individual achievements in 2010: the first, 20,000 shares to Mr. Arriola for his performance in connection with the Audit Committee accounting investigation and restatement of SunPower’s financial results for prior periods, and the second, 15,000 shares to Mr. Wenger for his leadership in completing the acquisition of SunRay Renewable Energy. One-third of the recognition awards vested immediately, and the remaining two-thirds will vest in equal installments on May 3, 2011 and May 3, 2012.

Retention Program

In connection with the Offer, SunPower expects to implement a retention program (the “Retention Program”) under which SunPower intends to grant approximately 2.4 million time-vested RSUs (the “Retention RSUs”) to its eligible officers and employees contingent upon and following the consummation of the Offer. Any RSUs granted under the Retention Program will vest in equal one-third increments on each of the first three anniversaries of the consummation of the Offer, subject to the recipient remaining employed by SunPower on each applicable vesting date. Based on a per share price of SunPower common stock of $23.25 (the per share purchase price under the Offer), the aggregate value of the RSUs that SunPower intends to grant under the Retention Program is approximately $56 million. If granted, SunPower’s Named Executive Officers would receive RSUs under the Retention Program as consideration for executing the Retention Agreements (described below). For more information regarding the Retention RSUs to be granted to our executive officers in connection with the Offer, please see Item 3(b) of the Schedule 14D-9 “Arrangements with Current Executive Officers and Directors of SunPower” and Item 8(h) of the Schedule 14D-9 “Information about Golden Parachute Compensation.”

Employment Agreements

SunPower has entered into employment agreements and award agreements under its equity plans with certain of its executive officers, including SunPower’s named executive officers, and SunPower has adopted a severance policy entitled the Management Career Transition Plan. Unless otherwise provided by SunPower’s plan administrator, under the award agreement, the employment agreement or the Management Career Transition Plan, upon termination of a participant’s employment or service with SunPower, the participant will forfeit any outstanding equity awards except that a participant will have 90 days following termination of employment or service to exercise any then-vested options or stock appreciation rights (one year if termination of employment or service is a result of the participant’s disability or death). Additionally, certain of SunPower’s executive officers are entitled to receive certain payments from us or our affiliates in the event of certain change of control or termination events.

Employment Agreements. SunPower is party to employment agreements with several executive officers, including the named executive officers. The employment agreements superseded prior agreements of a similar nature. Each employment agreement provides that the executive’s employment is “at-will” and may be terminated at any time by either party. Each employment agreement generally provides for a three-year term that will automatically renew unless SunPower provides notice of its intent not to renew at least 120 days prior to the renewal date. The agreements do not specify salary, bonus or other basic compensation terms, but instead provide that each executive’s base salary, annual bonus and equity compensation will be determined in accordance with our normal practices. Instead, the primary purpose of the agreements is to provide certain severance benefits for employment terminations in connection with a change of control (as defined in the agreement). In the event an executive’s employment is terminated by SunPower without cause (as defined in the agreement), or if the executive resigns for good reason (as defined in the agreement), and if such termination or resignation is in connection with a change of control, then the agreements also provide that the executive is entitled to the following benefits:

•	a lump-sum payment equivalent to 24 months (or 36 months in Mr. Werner’s case) of such executive’s base salary;

•	a lump-sum payment equal to any earned but unpaid annual bonus for a completed fiscal year;

•	a lump-sum payment equal to the product of (a) such executive’s target bonus for the then current fiscal year, multiplied by (b) two (or three in Mr. Werner’s case);

•	continuation of such executive’s and such executive’s eligible dependents’ coverage under SunPower’s benefit plans for up to 24 months (or 36 months in Mr. Werner’s case), at SunPower’s expense;

•	a lump-sum payment equal to such executive’s accrued and unpaid base salary and paid time off;

•	reimbursement of up to $15,000 for services of an outplacement firm mutually acceptable to SunPower and the executive; and

•	annual make-up payments for taxes incurred by the executive in connection with benefit plans’ coverage.

In addition, if SunPower terminates an executive’s employment without cause or if the executive resigns for good reason, and if such termination or resignation is in connection with a change of control, then the agreements also provide the following benefits to the individual:

•

all of such executive’s unvested options, shares of restricted stock and restricted stock units (including performance-based restricted stock units (excluding Retention RSUs) will become fully vested and (as applicable) exercisable as of the termination date and remain exercisable for the time period otherwise applicable to such equity awards following such termination date; and

•

all provisions regarding forfeiture, restrictions on transfer, and SunPower’s rights of repurchase, in each case otherwise applicable to shares of restricted stock or restricted stock units (excluding Retention RSUs) shall lapse as of the termination date.

In addition, Mr. Werner’s agreement provides for such accelerated vesting and lapsing of provisions regarding forfeiture, restrictions on transfer and SunPower’s rights of repurchase upon termination of employment without cause or resignation for good reason, regardless of whether such termination is in connection with a change of control; provided, however, that absent a change of control, no such accelerated vesting or lapsing shall apply to Mr. Werner’s performance-based equity awards.

Mr. Arriola’s agreement incorporates his October 2008 offer letter, including his relocation benefits. Mr. Arriola’s offer letter provides that he will receive an annual salary of $425,000 and will be eligible for a target bonus equal to 70% of his base salary, depending on both corporate and individual performance. In addition, Mr. Arriola received a signing bonus of $300,000. As part of his relocation benefits, SunPower provided Mr. Arriola up to 12 months of temporary housing (not to exceed $80,000), assistance in selling his San Diego, California home, including up to $650,000 of compensation for loss on the sale of his home (subject to pro rata repayment to SunPower if he is terminated for cause or voluntarily terminates his employment (unless for good reason) for two years after sale of the residence), reimbursement of certain costs in purchasing a new home and a gross-up for tax obligations, all in 2008 and 2009.

Mr. Pape’s agreement incorporates his December 2009 offer letter, including his relocation benefits. Mr. Pape’s offer letter provides that he will receive an annual salary of $400,000 and will be eligible for a target bonus equal to 80% of his base salary, depending on both corporate and individual performance. In addition, Mr. Pape received a signing bonus of $300,000, which is subject to pro rata repayment to SunPower if he is terminated for cause or voluntarily terminates his employment (unless for good reason) for 24 months after commencing employment. As part of his relocation benefits, SunPower provided Mr. Pape up to 6 months of temporary housing (not to exceed $40,000), assistance in selling his Long Beach, California home, including up to $200,000 of compensation for loss on the sale of his home (also subject to pro rata repayment to SunPower if he is terminated for cause or voluntarily terminates his employment (unless for good reason) for 24 months after commencing employment), and reimbursement of certain costs in purchasing a new home.

Under the employment agreements, “cause” means the occurrence of any of the following, as determined by SunPower in good faith:

•	acts or omissions constituting gross negligence or willful misconduct on the part of the executive with respect to the executive’s obligations or otherwise relating to SunPower’s business,

•	the executive’s conviction of, or plea of guilty or nolo contendere to, crimes involving fraud, misappropriation or embezzlement, or a felony crime of moral turpitude,

•

the executive’s violation or breach of any fiduciary duty (whether or not involving personal profit) to us, except to the extent that his violation or breach was reasonably based on the advice of SunPower’s outside counsel, or willful violation of any of SunPower’s published policies governing the conduct of its executives or other employees, or

•	the executive’s violation or breach of any contractual duty to us which duty is material to the performance of the executive’s duties or results in material damage to SunPower or its business;

provided that if any of the foregoing events is capable of being cured, SunPower will provide notice to the executive describing the nature of such event and the executive will thereafter have 30 days to cure such event.

In addition, under the employment agreements, “good reason” means the occurrence of any of the following without the executive’s express prior written consent:

•	a material reduction in the executive’s position or duties,

•	a material breach of the employment agreement,

•

a material reduction in the executive’s aggregate target compensation, including the executive’s base salary and target bonus on a combined basis, excluding a reduction that is applied to substantially all of the other senior executives; provided, however, that for purposes of this clause, whether a reduction in target bonus has occurred shall be determined without any regard to any actual bonus payments made to the executive, or

•	a relocation of the executive’s primary place of business for the performance of his duties to us to a location that is more than 45 miles from the current business location.

The executive shall be considered to have “good reason” under the employment agreement only if, no later than 90 days following an event otherwise constituting “good reason” under the employment agreement, the executive gives notice to SunPower of the occurrence of such event and SunPower fails to cure the event within 30 days following its receipt of such notice from the executive, and the executive terminates service within 24 months following a change of control. Consummation of the Offer would constitute a change of control under the definition of change of control in the employment agreements. Consummation of the Offer without any material reduction in the terms and conditions of an executive’s employment would not, in and of itself, constitute grounds for triggering change of control payments pursuant to the terms of the employment agreements.

If any of the severance payments, accelerated vesting and lapsing of restrictions would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then the executive’s benefits will be either delivered in full or delivered as to such lesser extent which would result in no portion of such benefits being subject to such taxes, interest or penalties, whichever results in the executive receiving, on an after-tax basis, the greatest amount of benefits.

Prior to receiving the benefits described in the employment agreements, the executive will be required to sign a separation agreement and release of claims. In addition, the benefits will be conditioned upon the executive not soliciting employees or customers for one year following the termination date. Mr. Werner’s agreement also provides that, if his termination without cause or resignation for good reason is not in connection with a change of control, his severance benefits will be conditioned upon a non-competition arrangement lasting one year following employment termination.

These arrangements were adopted to reinforce and encourage the continued attention and dedication of members of management to their assigned duties without the distraction arising from the possibility of a change in control, and to enable and encourage management to focus attention on obtaining the best possible outcome for SunPower’s stockholders without being influenced by personal concerns regarding the possible impact of various transactions on job security and benefits.

Retention Agreements. SunPower intends to propose to the executive officers that their employment agreements will be amended by retention agreements. Currently, a qualifying termination for purposes of the employment agreements is in connection with a change of control if it occurs during the period three months prior to the change of control and ending 24 months following the change of control. Assuming the executive officers agree to such retention agreements and they are approved by the compensation committee, the retention agreements would, among other things, amend certain provisions of the employment agreements, including extending the 24-month time period described in the prior sentence to a 36-month time period following the change of control. As consideration for executing the retention agreements, the named executive officers are currently anticipated to receive, contingent on the consummation of the Offer and approval of the compensation committee, the following awards of time-based Retention RSUs: Mr. Werner, 300,000 RSUs; Mr. Arriola, 100,000 RSUs; Mr. Wenger, 120,000 RSUs; Mr. Pape, 120,000 RSUs and Mr. Neese, 120,000 RSUs. If granted, the Retention RSUs are currently anticipated to vest in equal one-third increments on each of the first three anniversaries of the consummation of the Offer, subject to the named executive officer remaining employed by SunPower on each applicable vesting date. If the Retention RSUs would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax, then the Retention RSUs would be either delivered in full or delivered as to such lesser extent that would result in no portion of such award being subject to such taxes, whichever results in each named executive officer receiving, on an after-tax basis, the greatest amount of the award.

Management Career Transition Plan. We have implemented the Management Career Transition Plan, which is our severance plan and addresses severance for employment terminations not in connection with a change of control. Participants in the severance plan include the Chief Executive Officer and those employees who have been employed by SunPower for at least six months and report directly to him (including SunPower’s named executive officers), as well as other key employees who are recommended for participation by the Chief Executive Officer. Under the terms of the severance plan, Mr. Werner and the executives reporting to him will be eligible for the benefits following a termination of employment because of death or disability (as defined in the severance plan), or by SunPower without cause (as defined in the severance plan), or resignation for good reason (as defined in the severance plan), so long as such termination or resignation is not in connection with a change of control (as defined in the severance plan). Such benefits include, except in the case of death or disability:

•	a lump-sum payment equivalent to 12 months (or 24 months in Mr. Werner’s case) of such executive’s base salary;

•	a lump-sum payment equal to any earned but unpaid annual bonus for a completed fiscal year;

•

a lump-sum payment equal to the pro rata portion of such executive’s actual bonus for the then current fiscal year, based on the amount of time between the start of the fiscal year and the termination date;

•	continuation of such executive’s and such executive’s eligible dependents’ coverage under SunPower’s benefit plans for up to 12 months (or 24 months in Mr. Werner’s case), at SunPower’s expense;

•	a lump-sum payment equal to such executive’s accrued and unpaid base salary and paid time off; and

•	annual make-up payments for taxes incurred by the executive in connection with benefit plans’ coverage.

In the case of death or disability, such benefits include a lump-sum payment equal to such executive’s accrued and unpaid base salary and paid time off.

If any of the severance plan’s severance payments would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code and be subject to excise tax or any interest or penalties payable with respect to such excise tax, then the executive’s benefits will be either delivered in full or delivered as to such lesser extent which would result in no portion of such benefits being subject to such taxes, interest or penalties, whichever results in the executive receiving, on an after-tax basis, the greatest amount of benefits.

Businesses in SunPower’s industry face a number of risks, including the risk of being acquired in the future. SunPower believes that entering into change of control and severance arrangements with certain of its executives has helped SunPower attract and retain excellent executive talent. Without these provisions, these executives may not have chosen to accept employment with SunPower or remain employed by SunPower. The severance arrangements also promote stability and continuity in SunPower’s senior management team.

Outstanding Equity Awards

The following table sets forth information regarding the outstanding equity awards held by SunPower’s named executive officers as of January 2, 2011.

Outstanding Equity Awards At 2010 Fiscal Year-End Table

		Option Awards				Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Thomas H. Werner	06/17/04(2)	178,343	0	3.30	06/17/2014	—	—	—	—
	03/17/05(2)	250,000	0	3.30	03/17/2015	—	—	—	—
	01/31/08(3)	—	—	—	—	5,551	71,219	—	—
	05/08/08(4)	—	—	—	—	14,878	190,885	—	—
	02/11/09(5)	—	—	—	—	33,334	427,675	—	—
	05/03/10(6)	—	—	—	—	—	—	100,000	1,283,000
	05/03/10(7)	—	—	—	—	100,000	1,283,000	—	—

Dennis V. Arriola	11/12/08(8)	25,000	25,000	24.72	11/12/2018	—	—	—	—
	11/12/08(9)	—	—	—	—	16,668	213,850	—	—
	02/11/09(5)	—	—	—	—	1,667	21,388	—	—
	05/03/10(6)	—	—	—	—	—	—	50,000	641,500
	05/03/10(7)	—	—	—	—	50,000	641,500	—	—
	05/03/10(10)	—	—	—	—	13,334	171,075	—	—

Howard J. Wenger	02/25/04(11)	8,125	0	1.77	02/25/2014	—	—	—	—
	12/07/04(11)	26,637	0	1.77	12/07/2014	—	—	—	—
	12/07/04(12)	1	0	1.77	12/07/2014	—	—	—	—
	02/08/07(13)	—	—	—	—	18,644	239,203	—	—
	01/31/08(3)	—	—	—	—	1,334	17,115	—	—
	05/08/08(4)	—	—	—	—	3,569	45,790	—	—
	02/11/09(5)	—	—	—	—	10,000	128,300	—	—
	05/03/10(7)	—	—	—	—	70,000	898,100	—	—
	05/03/10(10)	—	—	—	—	10,000	128,300	—	—
	08/05/10(14)	—	—	—	—	—	—	25,000	320,750

James S. Pape	05/03/10(7)	—	—	—	—	60,000	769,800	—	—

Marty T. Neese	07/02/08(15)	50,000	50,000	62.82	07/02/2018	—	—	—	—
	07/02/08(16)	—	—	—	—	16,668	213,850	—	—
	02/11/09(5)	—	—	—	—	5,000	64,150	—	—
	05/03/10(6)	—	—	—	—	—	—	40,000	513,200
	05/03/10(7)	—	—	—	—	40,000	513,200	—	—
	08/05/10(17)	—	—	—	—	—	—	100,000	1,283,000

(1)	The closing price of SunPower Class A Shares on December 31, 2010 (last business day of fiscal 2010) was $12.83.
(2)	Each of these options has a ten-year term, vests over a five-year period of employment from the date of grant, with a one-year initial cliff vesting period and monthly vesting thereafter, and has an exercise price equal to the market value on grant date.
(3)	Each of these awards of restricted stock units vested in three equal installments on each of January 31, 2009, January 31, 2010 and January 31, 2011.

(4)	On January 31, 2008, each named executive officer was awarded a number of performance-based restricted stock units (PSUs) within a preset range, with the actual number contingent upon the achievement of certain performance criteria. SunPower’s Compensation Committee confirmed achievement of the performance criteria on January 29, 2009 and, based on that assessment, determined the number of eligible PSUs, which then vested in three equal installments on each of January 31, 2009, January 31, 2010 and January 31, 2011.
(5)	Each of these awards of restricted stock units vests in three equal installments on each of February 11, 2010, February 11, 2011 and February 11, 2012 subject to continued service to the Company.
(6)	On May 3, 2010, the named executive officer was awarded a number of performance-based restricted stock units (PSUs) within a preset range, with the actual number contingent the achievement of certain performance criteria. The actual award was determined in the first quarter of 2011 and described in “Equity Incentive Plan Compensation” above. The award earned vests ratably on March 1, 2011, March 1, 2012 and March 1, 2013 subject to continued service to the Company.
(7)	Each of these awards of restricted stock units vests in three equal installments on each of March 1, 2011, March 1, 2012 and March 1, 2013 subject to continued service to SunPower.
(8)	This option has a ten-year term and vests in equal annual installments over a four-year period on each of November 12, 2009, November 12, 2010, November 12, 2011 and November 12, 2012 subject to continued service to SunPower.
(9)	This award of restricted stock units vests in equal annual installments over a three-year period on each of November 12, 2009, November 12, 2010 and November 12, 2011 subject to continued service to SunPower.
(10)	One third of these awards of restricted stock units were vested at grant, and the remaining two thirds vests annually in equal installments on each of May 3, 2011 and May 3, 2012 subject to continued service to SunPower.
(11)	These options have a ten-year term, were fully vested, and have an exercise price equal to the market value on grant date.
(12)	This option has a ten-year term and was fully vested, and has an exercise price equal to the market value on grant date.
(13)	Each of these awards of restricted stock vests in four equal installments on each of January 10, 2008, January 10, 2009, January 10, 2010, and January 10, 2011 subject to continued service to SunPower.
(14)	On August 5, 2010, the named executive officer was awarded a number of performance-based restricted stock units (PSUs) within a preset range, with the actual number contingent the achievement of certain performance criteria. The actual award was determined in the first quarter of 2011 and described in “Equity Incentive Plan Compensation” above. The award earned vests ratably on March 1, 2011, March 1, 2012 and March 1, 2013 subject to continued service to SunPower.
(15)	This option has a ten-year term and vests in equal annual installments over a four-year period on each of July 2, 2009, July 2, 2010, July 2, 2011 and July 2, 2012 subject to continued service to SunPower.
(16)	This award of restricted stock units vests in equal annual installments over a three-year period on each of July 2, 2009, July 2, 2010 and July 2, 2011 subject to continued service to SunPower.
(17)	On August 5, 2010, the named executive officer was awarded a number of performance-based restricted stock units (PSUs) within a preset range, with the actual number contingent the achievement of certain performance criteria. Performance is measured in four tranches as of each fiscal year end from 2010 to 2013. If earned at target, each applicable tranche vests on each of March 1, 2011 (10,000 shares), March 1, 2012 (30,000 shares), March 1, 2013 (30,000 shares) and March 1, 2014 (30,000 shares). The actual award for the first tranche was determined in the first quarter of 2011 and described in “Equity Incentive Plan Compensation” above.

The following table sets forth the number of shares acquired pursuant to the exercise of options or the vesting of stock awards by SunPower’s named executive officers during 2010 and the aggregate dollar amount realized by SunPower’s named executive officers upon such events.

2010 Option Exercises and Stock Vested Table

	Option Awards		Stock Awards
Named Executive Officer	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Thomas H. Werner	103,457	1,154,121	75,640	1,638,237
Dennis V. Arriola	—	—	41,531	617,861
Howard J. Wenger	—	—	33,547	769,753
James S. Pape	—	—	—	—
Marty T. Neese	—	—	40,882	592,512

(1)	The aggregate dollar value realized upon the exercise of an option represents the difference between the market price of the underlying shares on the date of exercise and the exercise price of the option, multiplied by the number of shares purchased.
(2)	The aggregate dollar value realized upon the vesting of a stock award represents the fair market value of the underlying shares on the vesting date multiplied by the number of shares vested.

Potential Payments Upon Termination or Change of Control

Tabular Disclosure of Termination Payments. The following tables summarize the estimated payments that would have been made on January 2, 2011 to SunPower’s named executive officers upon certain termination events consisting of:

•	termination with cause or voluntary resignation;

•	involuntary termination without cause or voluntary resignation for good reason in connection with a change of control;

•	involuntary termination without cause or voluntarily resignation for good reason not in connection with a change of control;

•	retirement; or

•	discontinued service due to death or disability,

as described in their respective employment agreements, and under the Management Career Transition Plan, assuming each such event had occurred on January 2, 2011. The dollar value identified with respect to each type of equity award is based on each officer’s holdings as of January 2, 2011 and the $12.83 per share closing price for the Class A Shares on December 31, 2010, the last trading day of SunPower’s fiscal year ended January 2, 2011. For more information on each officer’s outstanding equity awards as of January 2, 2011, please see the Outstanding Equity Awards At 2010 Fiscal-Year End Table above. Such figures do not reflect unpaid regular salary, nor the impact of certain provisions of the employment agreements that provide that, in the event any payments under the employment agreements would constitute parachute payments under Section 280G of the Internal Revenue Code or be subject to the excise tax of Section 4999 of the Internal Revenue Code, then such payments should be either delivered in full or reduced to result in no portion being subject to such tax provisions and still yield the greatest payment to the individual on an after tax basis. For more information regarding the compensation potentially payable to our executive officers in connection with the Offer, please see the Schedule 14D-9 Item 3(b) “Arrangements with Current Executive Officers and Directors of SunPower” and Item 8(h) “Information about Golden Parachute Compensation.”

Termination Payments Table

Name	Termination Scenario	Continued Salary($)	Bonus and Accelerated Non-Equity Incentive Plan($)	Accelerated Restricted Stock($)	Accelerated Restricted Stock Units($)	Continued Medical Benefits ($)	Outplacement Services ($)	Accrued PTO($)	Total ($)
T. Werner	Termination with cause or voluntary resignation without good reason	—	—	—	—	—	—	38,770	38,770
	Involuntary termination without cause or voluntary resignation for good reason in connection with change of control	1,080,000	2,531,940	—	3,225,779	57,809	15,000	38,770	6,979,298
	Involuntary termination without cause or voluntary resignation for good reason not in connection with change of control	720,000	371,940	—	1,972,779	38,539	—	38,770	3,142,028
	Retirement	—	—	—	—	—	—	38,770	38,770
	Death or disability	—	—	—	—	—	—	38,770	38,770

D. Arriola	Termination with cause or voluntary resignation without good reason	—	—	—	—	—	—	9,471	9,471
	Involuntary termination without cause or voluntary resignation for good reason in connection with change of control	880,000	885,838	—	1,689,313	28,109	15,000	9,471	3,507,731
	Involuntary termination without cause or voluntary resignation for good reason not in connection with change of control	440,000	181,838	—	—	14,054	—	9,471	645,363
	Retirement	—	—	—	—	—	—	9,471	9,471
	Death or disability	—	—	—	—	—	—	9,471	9,471

H. Wenger	Termination with cause or voluntary resignation without good reason	—	—	—	—	—	—	28,581	28,581
	Involuntary termination without cause or voluntary resignation for good reason in connection with change of control	800,000	802,040	239,203	1,538,355	—	15,000	28,581	3,423,179

Name	Termination Scenario	Continued Salary($)	Bonus and Accelerated Non-Equity Incentive Plan($)	Accelerated Restricted Stock($)	Accelerated Restricted Stock Units($)	Continued Medical Benefits ($)	Outplacement Services ($)	Accrued PTO($)	Total ($)
	Involuntary termination without cause or voluntary resignation for good reason not in connection with change of control	400,000	162,040	—	—	—	—	28,581	590,621
	Retirement	—	—	—	—	—	—	28,581	28,581
	Death or disability	—	—	—	—	—	—	28,581	28,581

J. Pape	Termination with cause or voluntary resignation without good reason	—	—	—	—	—	—	10,977	10,977
	Involuntary termination without cause or voluntary resignation for good reason in connection with change of control	800,000	796,440	—	769,800	40,645	15,000	10,977	2,432,862
	Involuntary termination without cause or voluntary resignation for good reason not in connection with change of control	400,000	156,440	—	—	20,323	—	10,977	587,740
	Retirement	—	—	—	—	—	—	10,977	10,977
	Death or disability	—	—	—	—	—	—	10,977	10,977

M. Neese	Termination with cause or voluntary resignation without good reason	—	—	—	—	—	—	22,929	22,929
	Involuntary termination without cause or voluntary resignation for good reason in connection with change of control	830,000	832,047	—	2,587,400	27,67	15,000	22,929	4,315,023
	Involuntary termination without cause or voluntary resignation for good reason not in connection with change of control	415,000	168,047	—	—	13,824	—	22,929	619,800
	Retirement	—	—	—	—	—	—	22,929	22,929
	Death or disability	—	—	—	—	—	—	22,929	22,929

COMPENSATION COMMITTEE REPORT

The following report has been submitted by the Compensation Committee of the SunPower Board:

The Compensation Committee of the board of directors has reviewed and discussed our Compensation Discussion and Analysis with management. Based on this review and discussion, the Compensation Committee recommended to the board of directors that the Compensation Discussion and Analysis be included in our definitive proxy statement on Schedule 14A for our 2011 Annual Meeting, which is incorporated by reference in our Annual Report on Form 10-K for the fiscal year ended January 2, 2011, each as filed with the SEC.

The foregoing report was submitted by the Compensation Committee of the board of directors and shall not be deemed to be “soliciting material” or to be “filed” with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act, and shall not be deemed incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933 or the Exchange Act.

COMPENSATION COMMITTEE

OF THE BOARD OF

DIRECTORS

Betsy S. Atkins, Chair

Uwe-Ernst Bufe

Thomas R. McDaniel

February 28, 2011

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Certain Relationships and Related Persons Transactions

Other than the compensation agreements and other arrangements described herein and in Schedule 140-9 and in the Schedule 14D-9, and the transactions with Cypress described below, since the start of the last fiscal year on January 4, 2010, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which SunPower was or will be a party:

•	in which the amount involved exceeded or will exceed $120,000; and

•

in which any current director, director nominee, executive officer, beneficial owner of more than 5% of any class of SunPower common stock, or any immediate family member of such persons had or will have a direct or indirect material interest.

Arrangements with Cypress Semiconductor Corporation

Until September 29, 2008, Cypress held all of the outstanding Class B Shares, which represented a controlling interest in SunPower’s combined Class A and Class B Shares. However, after the close of trading on September 29, 2008, Cypress distributed all of its Class B Shares to its stockholders of record as of September 17, 2008. Two of the seven members of the SunPower Board have a relationship with Cypress. Mr. Rodgers, Chairman of the SunPower Board, is also the co-founder, board member, President and Chief Executive Officer of Cypress. Mr. Rodgers retired from the SunPower Board immediately following the 2011 annual meeting of stockholders on May 3, 2011. In addition, Mr. Albrecht currently serves on the SunPower Board and the board of directors of Cypress.

For more information about beneficial ownership of SunPower’s issued and outstanding common stock, please see “Security Ownership of Management and Certain Beneficial Owners” above. In 2005, SunPower entered into a series of related agreements with Cypress, then SunPower’s parent company, in connection with SunPower’s initial public offering and separation from Cypress. Many of the agreements have since expired. The principal agreements, under which SunPower paid more than $120,000 to Cypress during fiscal 2010, include the lease agreement for the headquarters facility and the tax sharing agreement. These principal agreements are summarized below.

Leased Headquarters Facility in San Jose, California; Other Payments. In May 2006, SunPower entered into a lease agreement for SunPower’s approximately 44,000 square foot headquarters, which is located in a building owned by Cypress in San Jose, California, for $6.0 million over the five-year term of the lease expiring in April 2011. In October 2008, SunPower amended the lease agreement, increasing the rentable square footage and the total lease obligations to approximately 60,000 and $7.6 million, respectively, over the five-year term of the lease. SunPower paid Cypress $3.2 million in fiscal 2010 to rent the building as well as other related services on the premises under a transition services agreement entered into at the time of Cypress’s distribution of SunPower’s Class B Shares. SunPower will not be renewing this lease and will be moving to new offices leased from an unaffiliated third party in May 2011. In addition, SunPower paid Cypress $0.6 million in fiscal 2010 for certain electronic equipment located at SunPower’s manufacturing facilities.

Tax Sharing Agreement. On October 6, 2005, while a wholly-owned subsidiary of Cypress, SunPower entered into a tax sharing agreement with Cypress providing for each party’s obligations concerning various tax liabilities. The tax sharing agreement is structured such that Cypress would pay all federal, state, local and foreign taxes that are calculated on a consolidated or combined basis while SunPower was a member of Cypress’s consolidated or combined group for federal, state, local and foreign tax purposes. SunPower’s portion of tax liabilities or benefits was determined based upon its separate return tax liability as defined under the tax sharing agreement. These tax liabilities or benefits were based on a pro forma calculation as if SunPower was filing a separate income tax return in each jurisdiction, rather than on a combined or consolidated basis, subject to adjustments as set forth in the tax sharing agreement.

On June 6, 2006, SunPower ceased to be a member of Cypress’s consolidated group for federal income tax purposes and certain state income tax purposes. On September 29, 2008, SunPower ceased to be a member of Cypress’s combined group for all state income tax purposes. To the extent that SunPower becomes entitled to utilize on its separate tax returns portions of any tax credit or loss carryforwards existing as of such date, SunPower will distribute to Cypress the tax effect, estimated to be 40% for federal and state income tax purposes, of the amount of such tax loss carryforwards so utilized, and the amount of any credit carryforwards so utilized. SunPower will distribute these amounts to Cypress in cash or in its Shares, at Cypress’s option. As of January 2, 2011, SunPower has a potential liability of approximately $2.2 million that may be due under this arrangement. These amounts do not reflect potential adjustments for the effect of the restatement of SunPower’s consolidated financial statements in fiscal 2009 and 2008. In fiscal 2010, SunPower paid $0.7 million in cash to Cypress, all of which represents the state component.

SunPower will continue to be jointly and severally liable for any tax liability during all periods in which SunPower is deemed to be a member of the Cypress consolidated or combined group. Accordingly, although the tax sharing agreement allocates tax liabilities between Cypress and all its consolidated subsidiaries, for any period in which SunPower was included in Cypress’s consolidated or combined group, SunPower could be liable in the event that any federal or state tax liability was incurred, but not discharged, by any other member of the group.

SunPower will continue to be jointly and severally liable with Cypress until the statute of limitations runs or all appeal options are exercised for all years where SunPower joined in the filing of tax returns with Cypress. If Cypress experiences adjustments to their tax liability pursuant to tax examinations, SunPower may incur an incremental liability.

SunPower would also be liable to Cypress for taxes that might arise from the distribution, or “spin-off,” by Cypress of SunPower’s Class B Shares to Cypress’s stockholders on September 29, 2008 (see Note 2 to SunPower’s audited financial statements included in its Annual Report on Form 10-K for the fiscal year ended January 2, 2011). In connection with Cypress’s spin-off of SunPower’s Class B Shares, SunPower entered into an amendment to the tax sharing agreement with Cypress on August 12, 2008, to address certain transactions that may affect the tax treatment of the spin-off and certain other matters (“Amended Tax Sharing Agreement”).

Subject to certain caveats, Cypress obtained a ruling from the Internal Revenue Service (“IRS”) to the effect that the distribution by Cypress of SunPower’s Class B Shares to Cypress’s stockholders qualified as a tax-free distribution under Section 355 of the Internal Revenue Code (“Code”). Despite such ruling, the distribution may nonetheless be taxable to Cypress under Section 355(e) of the Code if 50% or more of the voting power or value of SunPower’s stock was or is later acquired as part of a plan or series of related transactions that included the distribution of SunPower’s stock. The Amended Tax Sharing Agreement requires SunPower to indemnify Cypress for any liability incurred as a result of issuances or dispositions of SunPower’s Shares after the distribution, other than liability attributable to certain dispositions of SunPower’s Shares by Cypress, that cause Cypress’s distribution of shares of SunPower’s Shares to its stockholders to be taxable to Cypress under Section 355(e) of the Code.

In addition, under the Amended Tax Sharing Agreement, SunPower is required to provide notice to Cypress of certain transactions that could give rise to SunPower’s indemnification obligation relating to taxes resulting from the application of Section 355(e) of the Code or similar provisions of other applicable law to the spin-off as a result of one or more acquisitions, as described in the agreement. SunPower is not required to indemnify Cypress for any taxes which would result solely from issuances and dispositions of SunPower’s stock prior to the spin-off and any acquisition of SunPower’s Shares by Cypress after the spin-off.

Under the Amended Tax Sharing Agreement, SunPower also agreed that, until October 29, 2010, SunPower would not affect a conversion of any or all of its Class B Shares to Class A Shares or any similar recapitalization transaction or series of related transactions (a “Recapitalization”). In addition, SunPower agreed that until October 29, 2010, SunPower would not enter into or facilitate any other transaction resulting in an acquisition, as described in the agreement, of its stock without first obtaining the written consent of Cypress. As further detailed in the agreement, SunPower was not required to obtain Cypress’s consent unless such transactions involved the acquisition for purposes of Section 355(e) of the Code after August 4, 2008 of more than 25% of SunPower’s outstanding shares of common stock. In addition, the requirement to obtain Cypress’s consent did not apply to certain qualifying acquisitions of SunPower Shares, as defined in the Amended Tax Sharing Agreement.

SunPower also agreed that it will not (i) effect a Recapitalization during the 36 month period following the spin-off without first obtaining a tax opinion from a nationally recognized tax counsel, in form and in substance reasonably satisfactory to Cypress, to the effect that such Recapitalization (either alone or when taken together with any other transaction or transactions) will not cause the spin-off to become taxable under Section 355(e), or (ii) seek any private ruling, including any supplemental private ruling, from the IRS with regard to the spin-off, or any transaction having any bearing on the tax treatment of the spin-off, without the prior written consent of Cypress.

In January 2010, Cypress was notified by the IRS that it intends to examine Cypress’s corporate income tax filings for the tax years ended in 2006, 2007 and 2008. SunPower was included as part of Cypress’s federal consolidated group during part of 2006. As of January 2, 2011, Cypress has not notified us of any agreed notices of proposed adjustments to the tax liabilities. However, the IRS has not completed its examination and there can be no assurance that there will be no material adjustments upon completion of their review. Additionally, while years prior to fiscal 2006 for Cypress’s U.S. corporate tax return are not open for assessment, the IRS can adjust net operating loss and research and development carryovers that were generated in prior years and carried forward to fiscal 2006 and subsequent years. If the IRS sustains tax assessments against Cypress, SunPower may be obligated to indemnify Cypress under the terms of the Amended Tax Sharing Agreement.

Private Company Investment. On September 28, 2010, SunPower made a $0.2 million investment in a private company that is controlled by Cypress located in the Philippines. In connection with the investment SunPower entered into licensing, lease and facility service agreements. Under the lease and facility service agreements, the private company will lease space from us for a period of five years. Facility services will be provided by SunPower over the term of the lease on a “cost-plus” basis. Payments received under the lease and facility service agreement totaled $0.7 million in fiscal 2010. As of January 2, 2011, $0.7 million remained due and receivable from the private company related to capital purchases made by SunPower on its behalf. SunPower will be required to provide additional financing of up to $4.9 million.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires SunPower’s executive officers and directors, and persons who own more than 10% of a registered class of SunPower’s equity securities, to file an initial report of ownership on Form 3 and reports of changes in ownership on Forms 4 or 5 with the SEC and the NASDAQ Global Select Market. Such executive officers, directors and greater than 10% stockholders are also required by SEC regulations to furnish SunPower with copies of all Section 16 forms that they file. SunPower periodically reminds its directors and executive officers of their reporting obligations and assist in making the required disclosures once SunPower has been notified that a reportable event has occurred.

Based solely on SunPower’s review of the copies of such forms received by SunPower, and written representations from SunPower’s directors and executive officers, SunPower is unaware of any instances of noncompliance, or late compliance, with Section 16(a) filing requirements by SunPower’s directors, executive officers or greater than 10% stockholders during fiscal 2010.

ANNEX B

April 28, 2011

Board of Directors

SunPower Corporation

3939 N. 1st Street

San Jose, CA 95134

Lady and Gentlemen:

Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to SunPower Corporation (the “Company”) in connection with the Tender Offer Agreement dated April 28, 2011 (the “Tender Offer Agreement”), between the Company and Total Gas & Power USA, S.A.S. (“Parent Sub”), a wholly owned subsidiary of Total S.A. (“Parent”). The Tender Offer Agreement provides for, among other things, a tender offer (the “Offer”) for up to that number of shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of the Company equal to 60% of the shares of Class A Common Stock outstanding at the close of business on April 27, 2011 (or such greater number of shares of Class A Common Stock as Parent may elect to purchase, subject to the terms of the Tender Offer Agreement) and for up to that number shares of Class B Common Stock, par value $0.001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, “Company Common Stock”), of the Company equal to 60% of the shares of Class B Common Stock outstanding at the close of business on April 27, 2011 (or such greater number of shares of Class B Common Stock as Parent may elect to purchase, subject to the terms of the Tender Offer Agreement), pursuant to which Parent Sub will pay $23.25 per share of Company Common Stock (“Share”) in cash (the “Offer Consideration”) for each Share accepted in the Offer. In conjunction with the Tender Offer Agreement, (i) the Company and Parent Sub will also enter into certain ancillary agreements, including an affiliation agreement, a credit support agreement (the “Credit Support Agreement”), a research and collaboration agreement, and a non-binding letter of intent for the Company to acquire Tenesol S.A., a company in which Parent owns a 50% interest and (ii) Parent and the Company will enter into guaranties pursuant to which Parent will guaranty the performance of Parent Sub’s obligations under the Tender Offer Agreement and the Affiliation Agreement (collectively, the “Related Documents”, and the transaction contemplated by the Tender Offer Agreement and the Related Documents, collectively, the “Transaction”).

You have requested our opinion as to the fairness of the Offer Consideration to be received by holders of shares of Company Common Stock in the Offer, from a financial point of view, to such holders, excluding Parent and its affiliates.

In connection with our role as financial advisor to the Company, and in arriving at our opinion, we reviewed certain publicly available financial and other information concerning the Company, certain

SunPower Corporation

April 28, 2011

internal analyses, financial forecasts and other information relating to the Company prepared by management of the Company. We have also held discussions with certain senior officers and other representatives and advisors of the Company regarding the businesses and prospects of the Company. In addition, Deutsche Bank has (i) reviewed the reported prices and trading activity for the Company Common Stock, (ii) to the extent publicly available, compared certain financial and stock market information for the Company with similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) to the extent publicly available, reviewed the financial terms of certain recent business combinations which we deemed relevant, (iv) reviewed the Tender Offer Agreement and the Related Documents, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Deutsche Bank has not assumed responsibility for independent verification of, and has not independently verified, any information, whether publicly available or furnished to it, concerning the Company, including, without limitation, any financial information considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, Deutsche Bank has, with your permission, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank has not conducted a physical inspection of any of the properties or assets, and has not prepared or obtained any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities), of the Company, Parent, Parent Sub or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank has assumed with your permission that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. In rendering its opinion, Deutsche Bank expresses no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Deutsche Bank’s opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it, as of the date hereof.

For purposes of rendering its opinion, Deutsche Bank has assumed with your permission that, in all respects material to its analysis, the Transaction will be consummated in accordance with its terms, without any material waiver, modification or amendment of any term, condition or agreement. Deutsche Bank has also assumed that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no material restrictions will be imposed. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its advisors with respect to such issues.

This opinion has been approved and authorized for issuance by a fairness opinion review committee, is addressed to, and for the use and benefit of, the Board of Directors of the Company and is not a recommendation to the stockholders of the Company to tender shares of Company Common Stock in the Offer. This opinion is limited to the fairness, from a financial point of view of the Offer Consideration to be received by holders of shares of Company Common Stock in the Offer to such holders (excluding Parent and its affiliates), is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on the economic, market and other conditions, and information made available to us, as of the date of hereof. You have not asked us to,

SunPower Corporation

April 28, 2011

and this opinion does not, address the fairness of the Transaction, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Company, nor does it address the fairness of the contemplated benefits of the Transaction. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. Deutsche Bank expresses no opinion as to the merits of the underlying decision by the Company to engage in the Transaction, whether any holder of shares of Company Common Stock should tender shares in the Offer or the price at which shares of Company Common Stock will trade at any time. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s officers, directors, or employees, or any class of such persons, in connection with the Transaction relative to the Offer Consideration to be received by holders of shares of Company Common Stock in the Offer.

We were not requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies.

Deutsche Bank will be paid a fee for its services as financial advisor to the Company in connection with the Transaction, a portion of which is contingent upon delivery of this opinion and a substantial portion of which is contingent upon consummation of the Transaction. The Company has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). Deutsche Bank has, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Parent and the Company or their respective affiliates for which it has received compensation, including acting as bookrunner on a concurrent common and convertible stock offering by the Company in April 2009, bookrunner on a convertible stock offering in March 2010 by the Company, a counter-party for a portion of the call-spreads associated with each of such convertible stock offerings (the “Call-Spreads”), and lead underwriter in a letter of credit facility for the Company (the “L/C Facility”) in 2010. Members of the DB Group may realize a profit or loss on the Call-Spreads based upon the Offer. Letters of credit guaranteed under the Credit Support Agreement may be used to replace letters of credit issued pursuant to the L/C Facility. DB Group may also provide investment and commercial banking services to the Parent and the Company in the future, for which we would expect DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of the Parent and the Company for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Based upon and subject to the foregoing, it is Deutsche Bank’s opinion as investment bankers that, as of the date hereof, the Offer Consideration to be received by holders of shares of Company Common Stock in the Offer is fair, from a financial point of view, to such holders, excluding Parent and its affiliates.

SunPower Corporation

April 28, 2011

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Offer. This opinion may not be disclosed, summarized, referred to, or communicated (in whole or in part) to any other person for any purpose whatsoever except with our prior written approval, provided that this opinion may be reproduced in full in any solicitation/recommendation statement mailed by the Company to its stockholders in connection with the Offer.

Very truly yours,

/s/ Deutsche Bank Securities Inc.

DEUTSCHE BANK SECURITIES INC.

B-4